UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68

6812 AH Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

[ARCADIS LETTERHEAD]

Dear Shareholder:

On behalf of the Executive Board of ARCADIS N.V., I cordially invite you to attend the Annual General Meeting of Shareholders, which will be held on Wednesday, May 17, 2006 at 2:00 p.m. local time, at the office of ARCADIS N.V., located at Nieuwe Stationsstraat 10, in Arnhem, the Netherlands.

We look forward to your attendance at the annual meeting so that you can learn more about ARCADIS and become better acquainted with the members of our Supervisory Board and Executive Board. Accompanying this letter are the following documents: (1) our annual report for the year ended December 31, 2005, (2) an agenda for the annual meeting which describes the business to be transacted at the meeting, (3) the notice of the annual meeting, and (4) our proxy statement and a proxy card, which, together, provide information on the proposals to be voted upon by our shareholders at the annual meeting.

The Supervisory Board and Executive Board of ARCADIS unanimously recommend that shareholders vote “FOR” each of the proposals described in the proxy statement.

Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope at your earliest convenience so that your shares will be represented at the meeting. You may still attend the meeting if you return the proxy card. If you choose to attend the meeting, you may revoke your proxy and cast your votes in person. Please note that should you transfer ownership of the shares you voted by proxy prior to the meeting, your votes may be invalid under Netherlands law and may not be counted.

If you have any questions about the proxy statement, the annual report, or any other aspect of the annual meeting, please contact either Joost Slooten in the United States at (631) 391-5262, or Anja van Bergen-van Kruijsbergen in the Netherlands at
+31-26-377-8245.

Sincerely yours,

Harrie L.J. Noy
Chairman of the Executive Board

Arnhem, The Netherlands

April 14, 2006

ARCADIS N.V.

AGENDA OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 17, 2006

The Annual General Meeting of Shareholders of ARCADIS N.V. will be held at the office of ARCADIS N.V., located at Nieuwe Stationsstraat 10, in Arnhem, the Netherlands, on Wednesday, May 17, 2006, at 2:00 p.m. local time. Set forth below is an agenda for the business to be transacted at the annual meeting and the order in which these agenda items will be presented to our shareholders.

1.         Opening and Announcements

2.         Statement of the Supervisory Board for the year ended December 31, 2005

3.         Report of the Executive Board for the year ended December 31, 2005

4.         Annual Financial Statements for the year ended December 31, 2005

a.           Adoption of the 2005 Financial Statements of ARCADIS N.V.

b.           Adoption of a € 0.66 cash dividend payment per issued and outstanding common share

5.         Approval of the Annual Discharge of the Executive Board and the Supervisory Board

a.           Discharge of Executive Board members’ liability for management duties and responsibilities

b.           Discharge of Supervisory Board members’ liability for supervisory duties and responsibilities

6.         Assignment of Accountant for 2006

7.         Composition of the Executive Board

a.           Nominations for Executive Board Position Number One

b.           Nominations for Executive Board Position Number Two

8.         Composition of the Supervisory Board

a.           Re-appointment of Rijnhard W.F. Van Tets to the Supervisory Board

b.           Re-appointment of Carlos Espinosa de Los Monteros to the Supervisory Board

c.           Announcement of vacancies arising at the next Annual General Meeting of Shareholders

9.         Authorization to Issue Shares and Rights to Shares of ARCADIS’ Capital Stock

a.           Renewal of the authorization of the Supervisory Board to issue shares and rights to shares of ARCADIS’ capital stock

b.           Approval of limitations and exclusions applicable to pre-emptive rights

10.      Authorization of the Executive Board to Repurchase Shares of ARCADIS’ Capital Stock

11.      Questions and Answers

12.      Adjournment

Arnhem, April 14, 2006

The Executive Board

ARCADIS N.V.

P.O. Box 33

6800 LE Arnhem

The Netherlands

ARCADIS N.V.

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Shareholders of ARCADIS N.V. will be held on Wednesday,  May 17, 2006, at 2:00 p.m. local time, at the office of ARCADIS N.V., located at Nieuwe Stationsstraat 10, in Arnhem, the Netherlands. At the annual meeting, shareholders will be asked to consider and vote upon the following proposals:

1.     to adopt our financial statements for the year ended December 31, 2005 (Agenda Item 4a);

2.     to adopt a € 0.66 cash dividend payment per common share (Agenda Item 4b);

3.     to approve the annual discharge of our Executive Board (Agenda Item 5a);

4.     to approve the annual discharge of our Supervisory Board (Agenda Item 5b);

5.     to assign KPMG Accountants N.V. in Amstelveen to serve as our independent auditor for the fiscal year 2006 (Agenda Item 6);

6.     to appoint Friedrich Schneider to our Executive Board (Agenda Item 7a);

7.     to appoint Ben A. van der Klift to our Executive Board (Agenda Item 7b);

8.     to re-appoint Rijnhard W.F. Van Tets to serve as a member of our Supervisory Board (Agenda Item 8a);

9.     to re-appoint Carlos Espinosa de Los Monteros to serve as a member of our Supervisory Board (Agenda Item 8b);

10.   to approve the authorization of our Supervisory Board to issue shares, and rights to shares, of our capital stock (Agenda Item 9a);

11.   to approve limitations and exclusions applicable to certain pre-emptive rights (Agenda Item 9b); and

12.   to approve the authorization of our Executive Board to repurchase shares of our capital stock (Agenda Item 10).

Each of these proposals is more fully discussed in the proxy statement immediately following this notice.

Only shareholders of record of ARCADIS at the close of business on April 4, 2006 will be entitled to notice of the annual meeting and any adjournments thereof. Pursuant to our Articles of Association and Netherlands law, any person who is a shareholder on the date of our annual meeting is entitled to attend and vote at the meeting. Accordingly, the record date above serves only as a reference date in order to determine which shareholders are entitled to receive notice of the annual meeting. We will not close our transfer books. We will make available at the annual meeting a complete list of shareholders of record at the close of business on April 4, 2006, and on May 16, 2006, the day immediately preceding the annual meeting. If you wish to attend the annual meeting in person, you will be required to present proper identification, proof that you are a shareholder of ARCADIS N.V., and proof of the number of shares you own on the day of the meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE MARK YOUR VOTE FOR EACH PROPOSAL AND COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE AT YOUR EARLIEST CONVENIENCE SO THAT YOUR SHARES WILL BE REPRESENTED AT THE MEETING. YOU MAY STILL ATTEND THE MEETING IF YOU RETURN THE PROXY CARD. IF YOU CHOOSE TO ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND CAST YOUR VOTES IN PERSON. PLEASE NOTE THAT SHOULD YOU TRANSFER OWNERSHIP OF THE SHARES YOU VOTED BY PROXY PRIOR TO THE MEETING, YOUR VOTES MAY BE INVALID UNDER NETHERLANDS LAW AND MAY NOT BE COUNTED.

By Order of the Executive Board,

Harrie L.J. Noy
Chairman of the Executive Board

Arnhem, The Netherlands

April 14, 2006

ARCADIS N.V.

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

PROXY STATEMENT

For the Annual General Meeting of Shareholders to be held on May 17, 2006

INTRODUCTION

This proxy statement is furnished to the shareholders of ARCADIS N.V., a company organized and existing under the laws of the Kingdom of the Netherlands, in connection with the solicitation of proxies by our Executive Board for use at the 2006 Annual General Meeting of Shareholders. The annual meeting will be held on Wednesday, May 17, 2006, at 2:00 p.m. local time, at the offices of ARCADIS N.V., located at Nieuwe Stationsstraat 10, in Arnhem, the Netherlands. This proxy statement and the accompanying proxy card are first being mailed or given on or about April 14, 2006 to shareholders of record at the close of business on April 4, 2006.

Our principal executive offices are located at Nieuwe Stationsstraat 10, 6811 KS Arnhem, The Netherlands, and our telephone number at that address is 31-26-3778911. For further information about ARCADIS, you may wish to visit our website at www.arcadis-global.com (the contents of the website are not part of this proxy statement).

Information About this Proxy Statement

Some of the business items included on the agenda for the annual meeting include proposals to be voted upon by the holders of our common shares. We have sent you these proxy materials because our Executive Board is soliciting your proxy to vote your shares on the following proposals to be presented at the annual meeting:

Proposal 1:  to adopt our financial statements for the year ended December 31, 2005;

Proposal 2:  to adopt a € 0.66 cash dividend payment per common share;

Proposal 3:  to approve the annual discharge of our Executive Board;

Proposal 4:  to approve the annual discharge of our Supervisory Board;

Proposal 5:  to assign KPMG Accountants N.V. in Amstelveen to serve as our independent auditor for fiscal year 2006;

Proposal 6:  to appoint Friedrich Schneider to our Executive Board;

Proposal 7:  to appoint either Ben A. van der Klift (the Supervisory Board recommended nominee) or Anja M. van Bergen-van Kruijsbergen (the alternate nominee required by Netherlands law) to our Executive Board;

Proposal 8:  to re-appoint Rijnhard W.F. Van Tets to serve as a member of our Supervisory Board;

Proposal 9:  to re-appoint Carlos Espinosa de Los Monteros to serve as a member of our Supervisory Board;

Proposal 10:  to approve the authorization of our Supervisory Board to issue shares, and rights to shares, of our capital stock;

Proposal 11:  to approve limitations and exclusions applicable to certain pre-emptive rights; and

Proposal 12:  to approve the authorization of our Executive Board to repurchase shares of our capital stock.

This proxy statement contains information that is designed to assist you in voting your shares on each of the above proposals. Neither the Executive Board nor the Supervisory Board knows of any other matters to be presented to the shareholders for a vote at the annual meeting.

Shareholders Entitled to Notice and to Vote

Only shareholders of record at the close of business on April 4, 2006, which we refer to as the record date, will be entitled to notice of the annual meeting. Pursuant to our Articles of Association and Netherlands law, any person who is a shareholder on the date of the annual meeting is entitled to attend and vote at the annual meeting. Accordingly, the record date serves only as a reference date in order to determine which shareholders are entitled to receive notice of the annual meeting.

On March 31, 2006, there were 20,645,615 common shares, € 0.05 nominal value, issued and outstanding and 200 priority shares, € 0.05 nominal value, issued and outstanding. Our Articles of Association also authorize us to issue shares of cumulative preferred stock, € 0.05 nominal value, and cumulative financing preferred stock, € 0.05 nominal value. On the record date, there were no shares of cumulative preferred stock or cumulative financing preferred stock issued and outstanding.

Notwithstanding the record date specified above, we will not close our transfer books and you may transfer any shares held by you subsequent to the record date. Please note that if you decide to transfer ownership of the shares you voted by proxy prior to the meeting, your votes may be invalid under Netherlands law and may not be counted.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only the institution may sign a proxy card with respect to your shares. Accordingly, please contact the person responsible for your account and provide your proxy card with instructions on how your shares should be voted at the meeting.

Voting Requirements

Each issued and outstanding common share represents the right to one vote at the annual meeting, regardless of whether the share is voted in person or by proxy card. Our Articles of Association do not impose a requirement that a quorum of shareholders be present or represented by proxy at the annual meeting in order for a vote to be taken on any of the proposals on the agenda for this year’s annual meeting. However, because our common shares are quoted on The Nasdaq Stock Market, or Nasdaq, the National Association of Securities Dealers, Inc., which governs those companies with shares quoted on Nasdaq, imposes a minimum quorum requirement on us. Accordingly, the holders of 33 1/3% of the outstanding common shares entitled to vote at the annual meeting, who are present in person or represented by proxy, will constitute a quorum necessary to hold a valid meeting.

Pursuant to our Articles of Association, proposals adopted by the shareholders at the annual meeting must be passed by an absolute majority of the votes validly cast, unless our Articles of Association or Netherlands law requires a vote greater than that of the majority of votes cast. We have described below any proposal that requires more than an absolute majority of the votes cast in order to be adopted by the shareholders. Only votes cast by the shares represented and entitled to vote at the annual meeting will determine the adoption or rejection of a proposal and, therefore, abstentions and broker non-votes will have no effect on the actual voting. However, abstentions and broker non-votes will be counted as present for establishing the 33 1/3% quorum requirement described above. A broker non-vote occurs when a broker votes on some matters on the proxy card but not on other matters because the broker does not have the authority to vote on those other matters.

Several of the proposals to be voted on at the annual meeting also will require the approval of the holder of our priority shares. All of our issued and outstanding priority shares are held by Stichting Prioriteit ARCADIS NV, a foundation. The board of Stichting Prioriteit has 20 members, 10 of whom are members of our Executive Board and Supervisory Board and the other 10 of whom are representatives elected by our employees. A 60% absolute majority of the members of the Stichting Prioriteit board is necessary in order for the Stichting Prioriteit board to approve any of the shareholder proposals in which a vote of the priority shares is required. We have described below any proposal that also will require the approval of the holder of the priority shares.

Proxies

The shares represented by a proxy card will be voted in accordance with the instructions indicated on the proxy card if:

•       the enclosed proxy card is fully and properly executed;

•       the proxy card is returned to us on time;

•       the proxy is not revoked prior to or at the annual meeting; and

•       the owner of the shares voting in accordance with the proxy has not transferred the shares prior to the annual meeting.

If no instructions are indicated on the proxy, your proxy will be voted “FOR” each of the proposals listed on the proxy card. All persons named as proxies on the enclosed proxy card are members of our Executive Board.

Any shareholder voting on a proxy card has the right to vote “FOR,” “AGAINST” or to “ABSTAIN” on a particular proposal by indicating as such on the proxy card. A shareholder who has returned a proxy card to us may revoke it at any time prior to the annual meeting by doing one of the following:

•      providing written notice of revocation to the Chairman of the Executive Board;

•      properly submitting a duly executed proxy card bearing a later date; or

•      voting in person at the annual meeting.

If you wish to attend and vote at the annual meeting, you will be required to present proper identification, proof that you are a shareholder, and proof of the number of shares you own on the day of the annual meeting. All written notices of revocation of a proxy card should be sent to the following address: ARCADIS N.V., Nieuwe Stationsstraat 10, 6811 KS, Arnhem, the Netherlands, Attention: Harrie L.J. Noy, Chairman of the Executive Board.

PROPOSAL 1

(Agenda Item 4a)

ADOPTION OF OUR FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2005

Our Articles of Association require that our books be closed annually, on each December 31, and that the Executive Board prepare our financial statements within five months of December 31. Our Articles of Association further require our independent certified public accountant to audit our annual financial statements and to prepare a report for the Executive Board and the Supervisory Board.

The Supervisory Board reviewed and approved the annual financial statements for the year ended December 31, 2005 at a meeting of the Supervisory Board held on March 3, 2006. A copy of the 2005 year-end financial statements is included in our annual report accompanying this proxy statement. The Supervisory Board recommends that our shareholders adopt our annual financial statements as presented in our annual report.

The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to adopt our 2005 financial statements.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE

“FOR” PROPOSAL 1

PROPOSAL 2

(Agenda Item 4b)

ADOPTION OF € 0.66 CASH DIVIDEND PAYMENT

PER COMMON SHARE

Our Articles of Association provide that, subject to the approval of the Supervisory Board, our Executive Board shall determine, on an annual basis, the amount of our profits that we will set aside as reserves, and also, the amount of our profits to be distributed to our shareholders in the form of a dividend payment. Our Articles of Association require that the shareholders adopt this dividend payment at the annual meeting.

Our Articles of Association provide that each year, to the extent possible, 5% of the nominal amount per priority share shall be distributed to the holders of the priority shares. Thereafter, no further distributions will be made on the priority shares. After the payment of dividends on the priority shares and the allocation of any remaining amount of our profit to the reserves, the Executive Board has proposed, and the Supervisory Board has approved, the payment of a dividend in the amount of € 0.66, in cash, per issued and outstanding common share. The Executive Board proposes to fix May 17, 2006 as the record date for payment of the dividend. Starting May 19, 2006, our common shares will be quoted ex-dividend and payment of the dividend will begin on May 31, 2006.

Each year we attempt to ensure that the dividend payment proposed by the Executive Board conforms to the applicable statutory requirements under Netherlands law, as well as the policy of ARCADIS to distribute a dividend to our shareholders in an amount equal to 30% to 40% of the net profit from operations, excluding amortization of goodwill, as calculated in accordance with Netherlands law and regulations. This year, the proposed dividend payment of € 0.66 per common share is € 0.18 more than the 2004 dividend payment and equals approximately 40% of net income from operations. Our dividend policy aims to provide our shareholders with an attractive return on their investment while, at the same time, providing us with the cash necessary to finance further growth of our business. The Supervisory Board has discussed our current dividend policy with the Executive Board and, based on these discussions, has decided not to change our current dividend policy at this time.

The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to adopt the € 0.66 cash dividend payment per common share.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE

“FOR” PROPOSAL 2

PROPOSAL 3

(Agenda Item 5a)

APPROVAL OF THE ANNUAL DISCHARGE OF OUR EXECUTIVE BOARD

Our Articles of Association provide that we must present to the shareholders at the annual meeting a separate proposal asking our shareholders to grant a discharge of the Executive Board from liability for their management duties and responsibilities during the preceding financial year, to the extent that such liability is related to the financial statements for the year ended December 31, 2005 and the report given by the Executive Board at the annual meeting. After the Executive Board members are discharged by the shareholders, a member of the Executive Board cannot be held liable in any action or proceeding brought by a shareholder that is based upon our financial statements for the year ended December 31, 2005, as presented to, and adopted by, the shareholders at this annual meeting. However, this discharge would not protect members of the Executive Board if our financial statements were subsequently restated. The discharge is to be approved without prejudice to certain statutory provisions of The Netherlands Civil Code.

The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to grant a discharge of the Executive Board for their duties during the preceding financial year.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE

“FOR” PROPOSAL 3

PROPOSAL 4

(Agenda Item 5b)

APPROVAL OF THE ANNUAL DISCHARGE OF OUR SUPERVISORY BOARD

Similarly to the discharge of our Executive Board, our Articles of Association provide that we must present to the shareholders at the annual meeting a separate proposal asking our shareholders to grant a discharge of the Supervisory Board from liability for their supervisory duties and responsibilities during the preceding financial year, to the extent such liability is related to the financial statements for the year ended December 31, 2005 and the report given by the Supervisory Board at the annual meeting. The discharge of the Supervisory Board members also means that a member of the Supervisory Board cannot be held liable in any action or proceeding brought by a shareholder that is based upon our financial statements for the year ended December 31, 2005, as presented to, and adopted by, the shareholders at this annual meeting. As with the discharge of our Executive Board members, the discharge would not protect members of the Supervisory Board if our financial statements were subsequently restated. The discharge is to be approved without prejudice to certain statutory provisions of The Netherlands Civil Code.

The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to grant a discharge of the Supervisory Board for their duties during the preceding financial year.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE

“FOR” PROPOSAL 4

PROPOSAL 5

(Agenda Item 6)

ASSIGNMENT OF KPMG ACCOUNTANTS N.V. TO SERVE AS OUR

INDEPENDENT AUDITOR FOR FISCAL YEAR 2006

Our Articles of Association provide that our shareholders are entitled to assign a registered accountant to audit our annual financial statements prepared by the Executive Board. The Audit Committee of our Supervisory Board recommended to our Supervisory Board that the Supervisory Board propose that our shareholders assign KPMG Accountants N.V. in Amstelveen to audit our financial statements for fiscal year 2006.

The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to assign KPMG Accountants N.V. in Amstelveen to audit our financial statements for the fiscal year 2006.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE

“FOR” PROPOSAL 5

INFORMATION ABOUT OUR EXECUTIVE BOARD

General. ARCADIS is managed by an Executive Board which serves under the supervision of our Supervisory Board. According to our Articles of Association, the shareholders shall appoint members of the Executive Board who have been nominated by our Supervisory Board. Currently, Harrie L.J. Noy and C. Michiel Jaski serve as the members of our Executive Board. At a meeting held on December 15, 2005, our Supervisory Board determined that it was in the best interest of ARCADIS to expand the Executive Board to three members. The Supervisory Board determined to propose a binding nomination to appoint Friedrich Schneider to serve as the third member of our Executive Board with primary responsibility for operations in South America and Asia and also for strengthening the infrastructure business of the company. At a meeting of our Supervisory Board held on April 5, 2006, it was determined that it was in the best interest of ARCADIS to expand the Executive Board to four members. The Supervisory Board determined to propose a binding nomination to appoint Ben A. van der Klift to serve as the fourth member of our Executive Board in the function of Chief Financing Officer.

If the Supervisory Board makes a binding nomination of a member to our Executive Board, the shareholders at a general meeting may nevertheless overrule the binding nature of the nomination by a resolution adopted by at least two-thirds (66 2/3%) of the votes cast at the meeting, provided that the votes cast represent more than one-half (50%) of our issued share capital. A binding nomination means that the nomination was made within six months from the time a vacancy arises in the Executive Board and, for each appointment, a choice can be made from at least two persons. If the Supervisory Board makes a non-binding nomination, a simple majority of the votes represented at the meeting is required to approve the nomination. If a binding or non-binding nomination is not approved by the shareholders, the shareholders at a general meeting may appoint a candidate by a resolution adopted by at least two-thirds (66 2/3%) of the votes cast at the meeting, provided that the votes cast represent more than one-half (50%) of our issued share capital.

Dutch Corporate Governance Code. The Dutch Corporate Governance Code, or the Code, applies to all companies whose registered office is in the Netherlands and whose shares or depositary receipts for shares are officially listed on a stock exchange recognized by the Dutch government. The Code contains the principles of good corporate governance and concrete “best-practice” provisions governing the conduct of a company’s management, supervisory board members and shareholders.

In line with best practice provision II.1.1 of the Code, the new members of the Executive Board will be appointed for a maximum period of four years and may be re-appointed for a term of not more than four years. The terms of the employment agreements with the new Executive Board members will be consistent with the Executive Board remuneration policy adopted by our shareholders at the Annual General Meeting of Shareholders in May 2005. Lastly, in line with best practice provision II.2.7 of the Code, the maximum remuneration payable to a new executive Board member in the event of dismissal is equal to one year’s salary.

The Supervisory Board has made the binding nominations of Friedrich Schneider and Ben A. van der Klift in accordance with Article 12 of our Articles of Association.

PROPOSAL 6

(Agenda Item 7a)

BINDING NOMINATION FOR EXECUTIVE BOARD POSITION NUMBER ONE;

FRIEDRICH SCHNEIDER

The Supervisory Board has approved a binding nomination of Friedrich Schneider to be appointed to serve as a member of our Executive Board. The Supervisory Board recommends that you vote your shares for Friedrich Schneider.

Friedrich Schneider, age 44, is a citizen of Germany. He will serve as a member of the Executive Board of ARCADIS with responsibilities for operations in South America and Asia and also for strengthening the infrastructure business of the company. He will also serve as a member of the ARCADIS Priority Foundation. Prior to joining ARCADIS, Mr. Schneider served on the Executive Board of Rheinhold & Mahla AG, an industrial services company, in Munich from 2004-2005 and was responsible for the Western Europe and Technologies Divisions. From 2001 until 2004, Mr. Schneider served as a managing director of Bilfinger Berger AG, first in the International Division (2001-2002) and then in the Civil Division (2002-2004). Mr. Schneider has also served in various capacities at Bentec GMBH Drilling and Oilfield Systems (1999-2001), Preussag AG 1996-1999), Preussag International GMBH (1993-1996), Metallgesellschaft Services (1990-1993). Mr. Schneider received a Masters of Art (Economics) at the State University of New York in Albany and a PhD in Economics from the European University Institute, Florence.

The Supervisory Board believes that Mr. Schneider should be appointed to our Executive Board because of his broad international experience in the field of civil construction and infrastructure projects worldwide, his experience in our industry in which he has held several management positions, and his ability to operate effectively in different cultures.

Mr. Schneider holds no shares or options of our capital stock.

Under Netherlands law, when the Supervisory Board makes a binding nomination, the shareholders must be presented with a choice of two candidates for the position. The Supervisory Board has determined to nominate Anja M. van Bergen-van Kruijsbergen as the alternate candidate.

Anja M. van Bergen-van Kruijsbergen, age 45, is a citizen of the Netherlands. She began her career at ING Bank in commercial finance (1984-1988). From 1988 until 1996 she served as the head of the legal department and special credit lines of Fortis Finance NV. She joined ARCADIS in 1996 and currently serves as our Company Secretary and general legal counsel.

Mrs. Van Bergen-Van Kruijsbergen holds 107 shares and 1,000 options of our capital stock.

The candidate who receives the most votes will be appointed to the Executive Board. Shareholders will have the option to vote their shares for either Mr. Schneider or Mrs. Van Bergen-Van Kruijsbergen.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE THEIR SHARES

“FOR” MR. SCHNEIDER IN PROPOSAL 6.

PROPOSAL 7

(Agenda Item 7b)

BINDING NOMINATION FOR EXECUTIVE BOARD POSITION NUMBER TWO;

BEN A. VAN DER KLIFT

The Supervisory Board has approved a binding nomination of Ben A. van der Klift to be appointed to serve as a member of our Executive Board. The Supervisory Board recommends that you vote your shares for Ben A. van der Klift.

Ben A. van der Klift, age 46, is a citizen of the Netherlands. He will serve as a member of the Executive Board of ARCADIS and will serve as Chief Financial Officer. Mr. Van der Klift joined ARCADIS in January 2005 as Corporate Director Finance. Prior to joining ARCADIS, he served as Financial Director of PRC Bouwcentrum BV in Bodegraven from 1997-2005. From 1991-1997, Mr. Van der Klift served as Controller of DHV Milieu en Infrastructuur and DHV AIB. He began his career at De Rotterdamsche Droogdok Maatschappij in Rotterdam (1987-1991). Mr. Van der Klift received a degree in Social Geography at the University in Utrecht (1981-1984), a Master of Business Administration at the Erasmus University in Rotterdam (1984-1988) and the took courses for corporate controllers at ‘Vrije Universiteit Amsterdam’ (1989-1994).

The Supervisory Board believes that Mr. Van der Klift should be appointed to the Executive Board because of his long and broad financial experience in fields relevant to ARCADIS’ business.

Mr. Van der Klift holds 580 shares and 21,285 options of our capital stock.

Under Netherlands law, when the Supervisory Board makes a binding nomination, the shareholders must be presented with a choice of two candidates for the position. The Supervisory Board has determined to nominate Anja M. van Bergen-van Kruijsbergen as the alternate candidate.

Anja M. van Bergen-van Kruijsbergen, age 45, is a citizen of the Netherlands. She began her career at ING Bank in commercial finance (1984-1988). From 1988 until 1996 she served as the head of the legal department and special credit lines of Fortis Finance NV. She joined ARCADIS in 1996 and currently serves as our Company Secretary and general legal counsel.

Mrs. Van Bergen-Van Kruijsbergen holds 107 shares and 1,000 options of our capital stock.

The candidate who receives the most votes will be appointed to the Executive Board. Shareholders will have the option to vote their shares for either Mr. Van der Klift or Mrs. Van Bergen-Van Kruijsbergen.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE THEIR SHARES

“FOR” MR. VAN DER KLIFT IN PROPOSAL 7

INFORMATION ABOUT OUR SUPERVISORY BOARD

Our Articles of Association provide that the Supervisory Board must consist of at least three individuals. Our current Supervisory Board is composed of seven individuals. The current members of our Supervisory Board include: Rijnhard W.F. Van Tets (Chairman), Ross A. Webber (Vice-Chairman), Thomas M. Cohn, Jan Peelen, Carlos Espinosa de Los Monteros, George R. Nethercutt, Jr., and Gerrit Ybema.

The Supervisory Board oversees the policies of the Executive Board and the general course of our business and related business enterprises. The members of the Supervisory Board are nominated by the Supervisory Board and are appointed to serve on the board for a period of four years. A member of the Supervisory Board must resign at the expiration of the four-year term. However, a resigning member also may choose to be re-appointed to the board. A Supervisory Board member is only eligible for reappointment to two additional four-year terms.

Pursuant to our Articles of Association, the members of the Supervisory Board are appointed by the shareholders at a general meeting from among the nominees selected by the Supervisory Board. The Supervisory Board must nominate a member to fill a vacancy on the Supervisory Board within six months following the occurrence of the vacancy. If the Supervisory Board has not nominated a member within this time period, then the shareholders may appoint a Supervisory Board member at a general meeting at their discretion.

If the Supervisory Board makes a binding nomination, the shareholders at a general meeting may nevertheless void the binding nature of the nomination by a resolution adopted by at least two-thirds (66 2/3%) of the votes cast at the meeting, provided that the votes cast represent more than one-third (33 1/3%) of our issued share capital. A binding nomination means that the nomination was made within the six month prescribed time period and, for each appointment, a choice can be made from at least two persons. If the Supervisory Board makes a non-binding nomination, a simple majority of the votes represented at the meeting is required to approve the nomination. If a binding or non-binding nomination is not approved by the shareholders, the shareholders at a general meeting may appoint a candidate by a resolution adopted by at least two-thirds (66 2/3%) of the votes cast at the meeting, provided that the votes cast represent more than one-third (33 1/3%) of our issued share capital.

In accordance with the schedule previously adopted by the Supervisory Board, three of its members, Messrs. Espinosa de los Monteros, Van Tets and Webber are scheduled to retire from the Supervisory Board at the close of this 2006 Annual General Meeting of Shareholders. Messrs. Van Tets and Espinosa de los Monteros are eligible for re-appointment following the expiration of their current terms at this Annual Meeting. Mr. Webber is not eligible for re-appointment to the Supervisory Board due to the term limits described above.

Messrs. Van Tets and Espinosa de Los Monteros have chosen to be eligible for re-appointed to our Supervisory Board. At a meeting held on March 3, 2006, the Supervisory Board approved the non-binding nominations of Messrs. Van Tets and Espinosa de Los Monteros to be re-appointed to our Supervisory Board, each to serve for an additional four-year term. Due to the retirement of Mr. Webber, our current Vice-Chairman, Mr. Espinosa de Los Monteros will be appointed as Vice Chairman of the Supervisory Board upon his re-appointment to the Supervisory Board following the 2006 Annual General Meeting of Shareholders. Following our annual meeting on May 17, 2006, our Supervisory Board will have six members. In accordance with the schedule adopted by the Supervisory Board, Mr. Ybema is scheduled to retire from the Supervisory Board at the close of the next Annual General Meeting of Shareholders to be held in 2007. Mr. Ybema is eligible for re-appointment following the expiration of his current term.

PROPOSAL 8

(Agenda Item 8a)

RE-APPOINTMENT OF RIJNHARD W.F. VAN TETS TO OUR SUPERVISORY BOARD

The Supervisory Board has approved a non-binding nomination of Rijnhard W.F. Van Tets to be re-appointed to serve as a member of our Supervisory Board until our 2010 Annual General Meeting of Shareholders.

Rijnhard W.F. Van Tets, age 59, is of Dutch citizenship. Mr. Van Tets has served as a member of our Supervisory Board since 2002, and has served as the Chairman since 2004. Since 2002, he has also served as an advisor to the Executive Board of ABN AMRO Bank. Previously, he served in various capacities at Banque Europeene de Credit and Societe Generale (1973-1975), Sogen Swiss and First Boston Corporation (1975-1983), and ABN AMRO Bank (1988-2002). He also currently serves as a member of the Supervisory Boards of the following entities: Wegener N.V. (as Chairman), Equity Trust SARL (as Chairman), Euronext Amsterdam N.V., and International Flavors & Fragrances I.F.F. (The Netherlands) Holding B.V.

In addition, Mr. Van Tets currently serves as a member of the Audit Committee, the Selection and Remuneration Committee (as Chairman) and the Integrity Committee (as Chairman) of our Supervisory Board. Mr. Van Tets also qualifies as an independent member of the Supervisory Board as defined under the Sarbanes-Oxley Act and the Nasdaq independence rules adopted in the United States. Our Supervisory Board has determined that Mr. Van Tets qualifies as an “audit committee financial expert” under the rules and regulations of the United States Securities and Exchange Commission.

The Supervisory Board believes that Mr. Van Tets should be re-appointed to the Supervisory Board because of his knowledge and experience of financial and accounting aspects of international companies, as well as his service to the Supervisory Board as Chairman and as a member of the Audit Committee.

The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to re-appoint Mr. Van Tets to our Supervisory Board.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE

“FOR” PROPOSAL 8

PROPOSAL 9

(Agenda Item 8b)

RE-APPOINTMENT OF CARLOS ESPINOSA DE LOS MONTEROS

TO OUR SUPERVISORY BOARD

The Supervisory Board has approved a non-binding nomination of Carlos Espinosa de Los Monteros to be re-appointed to serve as a member of our Supervisory Board until our 2010 Annual General Meeting of Shareholders.

Carlos Espinosa de Los Monteros, age 62, is a citizen of Spain. Currently, Mr. Espinosa de Los Monteros serves as a member of our Supervisory Board and has done so since 1998. Since 1990 he has served as the Chairman and Chief Executive Officer of Daimler Chrysler Espana. Prior to that, Mr. Espinosa de Los Monteros was the Chairman of IBERIA Airlines (1983-1985). He also currently serves as a member of the Supervisory Boards of the following entities: Gonzalez Byass S.A. (as Chairman), Acciona S.A., and Inditex S.A.

In addition, Mr. Espinosa de Los Monteros currently serves as a member of the Selection and Remuneration Committee of our Supervisory Board. Mr. Espinosa de Los Monteros also qualifies as an independent member of the Supervisory Board as defined by the Committee of Dutch Corporate Governance and under the Sarbanes-Oxley Act and the Nasdaq independence rules adopted in the United States.

The Supervisory Board believes that Mr. Espinosa de Los Monteros should be re-appointed to our Supervisory Board because of his broad international managerial experience and his knowledge of European markets, as well as his valuable contributions as a member of the Supervisory Board and the Selection and Remuneration Committee.

The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to re-appoint Mr. Espinosa de Los Monteros to our Supervisory Board.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE

“FOR” PROPOSAL 9

PROPOSAL 10

(Agenda Item 9a)

AUTHORIZATION OF THE SUPERVISORY BOARD TO ISSUE SHARES, AND

RIGHTS TO SHARES, OF CAPITAL STOCK FOR A PERIOD OF 18 MONTHS

Our Articles of Association provide that the shareholders have the exclusive authority to issue shares of our capital stock, unless the shareholders authorize the Supervisory Board to issue such shares. The shareholders may delegate their authority to issue shares to the Supervisory Board for a maximum period of up to five years and this delegation may be renewed for additional terms not to exceed five years per term. The holders of the priority shares and the holders of any other class of stock whose rights may be prejudiced by the issuance of the shares must approve the proposal to authorize the Supervisory Board to issue shares. At the annual general meeting of shareholders held on May 11, 2005, the shareholders renewed the Supervisory Board’s authority to issue shares of our capital stock for a period of 18 months commencing July 1, 2005.

Pursuant to our Articles of Association, the Executive Board and the Supervisory Board propose that the shareholders authorize the Supervisory Board, subject to the prior approval of Stichting Prioriteit ARCADIS NV, for a period of an additional 18 months commencing on July 1, 2006:

•      to issue shares, and rights to shares, of our common shares and cumulative financing preferred stock, up to an amount equal to 10% of the number of common shares and/or cumulative financing preferred stock issued and outstanding as of the date of the resolution adopted by the

Supervisory Board to issue the shares, provided, however, that the amount of shares to be issued may be increased by an additional 10% when the issuance of shares relates to the consideration to be given in a merger or acquisition, and

•                  to issue shares, and rights to shares, of cumulative preferred stock, up to a maximum amount equal to 100% of our total capital stock issued and outstanding as of the date of the resolution adopted by the Supervisory Board to issue the shares of cumulative preferred stock.

The purpose of this proposal is to ensure that we are ready to act quickly in order to take advantage of appropriate opportunities to grow through mergers and acquisitions. In order to finance strategic transactions, it may be necessary for us to issue common shares or shares of cumulative financing preferred stock as consideration to any potential acquisition target. If we had to give notice of, and hold, a meeting of our shareholders in order to approve the issuance of stock, we might not be able to complete any merger or acquisition on a timely basis or we might lose strategic opportunities to other parties who could complete a potential transaction faster than us. We believe that giving the Supervisory Board the authority to issue shares of our capital stock for a period of 18 months will provide the Board with the time necessary to identify and complete appropriate acquisition opportunities and will give the board the flexibility necessary to determine the financing conditions of any potential transactions. Additionally, we may also need to issue shares of our capital stock in order to meet current obligations under our stock option plans.

In addition, in order to protect ARCADIS from any hostile takeover attempt by another entity, we propose that you authorize our Supervisory Board to issue shares of our cumulative preferred stock in an amount up to the total number of shares of our capital stock outstanding at the time the cumulative preferred stock is to be issued. These shares of cumulative preferred stock would only be issued to Stichting Preferente Aandelen ARCADIS NV, which we refer to as the ARCADIS Preferred Stock Foundation, under the limited circumstance that ARCADIS is threatened by a hostile takeover. The issuance of the cumulative preferred stock acts as a “poison pill” to deter any hostile takeover attempt of ARCADIS and, as a result, it is necessary for the Supervisory Board to act quickly in issuing these shares as soon as the interests of ARCADIS have been threatened by a potential acquiror.

The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization of our Supervisory Board to issue shares, and rights to shares, of our capital stock. In addition, the holder of our priority shares must approve this authorization of our Supervisory Board to issue shares, and rights to shares, of our capital stock.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE

“FOR” PROPOSAL 10

PROPOSAL 11

(Agenda Item 9b)

AUTHORIZATION OF THE SUPERVISORY BOARD TO LIMIT OR EXCLUDE

PRE-EMPTIVE RIGHTS FOR A PERIOD OF 18 MONTHS

Our Articles of Association provide that holders of common shares and cumulative financing preferred stock are entitled to a pro rata pre-emptive right of subscription for any issuance of common shares or cumulative financing preferred stock for cash, unless such right is limited or excluded by the Supervisory Board. Shareholders have no pre-emptive rights with respect to any common shares or cumulative financing preferred stock issued for consideration other than cash or issued to any of our employees. The holders of shares of cumulative preferred stock or priority shares do not have pre-emptive rights.

If authorized by the shareholders, the Supervisory Board has the power to limit or exclude pre-emptive rights related to a particular issuance of common shares or cumulative financing preferred stock. This authorization of the Supervisory Board may be effective for up to five years and may be renewed for additional terms of five years. At the annual general meeting of shareholders held on May 11, 2005, the shareholders authorized the Supervisory Board to limit or exclude pre-emptive rights related to shares issued pursuant to the authority granted to the Supervisory Board at the May 11, 2005 meeting for a period of 18 months commencing on July 1, 2005.

The Executive Board and the Supervisory Board propose that the shareholders renew the authorization of the Supervisory Board to limit or exclude pre-emptive rights related to shares issued pursuant to the authority granted at the last annual general meeting of shareholders upon the issuance of any common shares or cumulative financing preferred stock for a period of an additional 18 months commencing on July 1, 2006.

We believe that the holders of our common shares should be able to participate, as much as possible, in any new issuance of our common shares. This participation may be accomplished through an exercise of pre-emptive rights during the statutory 14-day period under Netherlands law or, to the extent statutory pre-emptive rights have been excluded, by granting the existing shareholders a preference, under our Articles of Association, in the allocation of the issuance of any new shares. Shareholders do not have statutory pre-emptive rights, or rights under our Articles of Association, in the event that the issuance of new shares pertains to an acquisition to be financed by us with newly issued shares of our capital stock. To the extent we desire to pay the selling party in an acquisition with our common shares, we will limit our issuance of new stock to an amount equal to 20% of our capital stock issued and outstanding at the time of the issuance of the new shares.

However, shareholders would have statutory pre-emptive rights, and rights under our Articles of Association, if we were to use the cash proceeds of a new issuance of shares to pay the selling party in an acquisition the consideration in cash. Therefore, in order for us to take advantage of appropriate opportunities to acquire new businesses by using either shares of our capital stock or cash raised through issuances of our capital stock, we believe that it is necessary to exclude statutory pre-emptive rights and the rights under our Articles of Association upon any issuance of new shares when the cash proceeds of such issuance are to be used to finance an acquisition. We will limit the issuance of our stock to an amount equal to 20% of our capital stock issued and outstanding at the time of the issuance of the new shares. In addition, we will comply with Netherlands law and the rules of the various stock exchanges on which our shares are traded when we determine the price at which any new shares will be issued, when pre-emptive rights for those shares have been limited or excluded.

The approval of this Proposal 11 is conditioned on the approval of Proposal 10 regarding the authorization of our Supervisory Board to issue shares, and rights to shares, of our capital stock. If shareholders representing less than 50% of the issued and outstanding shares are represented at the meeting, the affirmative vote of the holders of two-thirds (66 2/3%) of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization our Supervisory Board to limit or exclude preemptive rights. However, if at least 50% of the issued and outstanding shares are represented at the annual meeting, then a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization our Supervisory Board to limit or exclude pre-emptive rights.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE

“FOR” PROPOSAL 11

PROPOSAL 12

(Agenda Item 10)

APPROVAL OF AUTHORIZATION OF OUR EXECUTIVE BOARD TO
REPURCHASE SHARES OF OUR CAPITAL STOCK

Our Articles of Association provide that our Executive Board may acquire fully paid-up shares of our capital stock if:

•                  the amount of our shareholders’ equity reduced by the amount paid for the repurchased shares is not less than the paid-up and issued portion of our share capital increased by the reserves maintained pursuant to Netherlands law, and

•                  the aggregate par value of the shares to be acquired and of the shares already held by us or any of our subsidiaries does not exceed one-tenth (1/10th) of the issued capital.

The repurchase of our shares by the Executive Board requires approval by the Supervisory Board and the holder of the priority shares. In addition, the shareholders must also authorize the Executive Board to repurchase shares and this authorization will be valid for a term not to exceed eighteen (18) months. Our Articles of Association further provide that the authorization to repurchase shares must specify the number of shares that may be repurchased, the manner in which they shall be acquired and the price ranges at which they may be repurchased. No authorization is required if we repurchase our shares in order to transfer the shares to our employees, such as under our employee stock option plans.

Pursuant to our Articles of Association, the Executive Board and the Supervisory Board propose that the shareholders authorize the Executive Board, for a period of 18 months commencing on July 1, 2006, to repurchase, in the discretion of the Executive Board, any and all of our paid-up shares of capital stock and any shares of cumulative financing preferred stock, up to the maximum amount authorized under applicable law and our Articles of Association.

We may purchase any and all paid-up shares of our capital stock on the public markets, or by other means such as a purchase directly from a holder of our shares, at a price per share between (1) the share’s nominal value (€ 0.05 per share) and (2) an amount equal to 10% above the average market price of such shares on Euronext Amsterdam N.V. The market price shall be determined based on the average of the highest trading price per share of our capital stock, as published by the Official Prijscourant of Euronext Amsterdam N.V., for each of the 5 trading days immediately preceding the day of repurchase by us.

Shares of our cumulative financing preferred stock may be purchased at a price per share between (1) the share’s nominal value (€ 0.05 per share) and (2) the amount paid-up as nominal value and premium (agio), increased by the amount of profit which would have been distributed to the holders of shares of cumulative financing preferred stock upon redemption of such shares, in accordance with our Articles of Association.

The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization of our Executive Board to repurchase shares of our capital stock. In addition, the holder of our priority shares must approve this authorization of our Executive Board to repurchase shares of our capital stock.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE

“FOR” PROPOSAL 12

OTHER MATTERS

The Executive Board and the Supervisory Board do not know of any other matter to be brought before the shareholders. If any other matters are properly brought before the shareholders at the annual meeting, the persons appointed as proxies will vote the shares represented thereby in accordance with their judgment.

List of Shareholders of Record

A list of shareholders of record entitled to receive notice of the annual meeting will be available at the offices of ARCADIS, Nieuwe Stationsstraat 10, 6811 KS, Arnhem, the Netherlands, for inspection by our shareholders during regular business hours from April 4, 2006 to the date of the annual meeting. A list of shareholders of record at the close of business on May 16, 2006, the day immediately preceding the annual meeting, will also be available during the annual meeting for inspection by shareholders who are present.

AVAILABILITY OF ANNUAL REPORT

ACCOMPANYING THIS PROXY STATEMENT IS A COPY OF OUR ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2005. SHAREHOLDERS WHO WISH TO RECEIVE ADDITIONAL COPIES OF THE ANNUAL REPORT SHOULD DIRECT THEIR REQUESTS TO: ARCADIS N.V., NIEUWE STATIONSSTRAAT 10, 6811 KS, ARNHEM, THE NETHERLANDS, ATTENTION: ANJA VAN BERGEN-VAN KRUIJSBERGEN; OR ARCADIS N.V. C/O ARCADIS G & M, INC., 88 DURYEA ROAD, MELVILLE, NEW YORK 11747, ATTENTION: JOOST SLOOTEN. OUR ANNUAL REPORT IS ALSO AVAILABLE ON THE COMPANY’S WEB SITE AT WWW.ARCADIS-GLOBAL.COM.

Harrie L.J. Noy
Chairman of the Executive Board

Arnhem, The Netherlands

April 14, 2006

Imagine the result

Shape the future. Push boundaries. Develop.

A global network of business professionals creating benefits for communities and companies everywhere.

We drive progress by making complexity simple.

We give life to ideas.

Your success is our commitment.

Imagine the result.

ARCADIS NV

Nieuwe Stationsstraat 10, 6811 KS, Arnhem, The Netherlands

P.O. Box 33, 6800 LE, Arnhem, The Netherlands

Tel +31 26 3778911

Fax +31 26 4438381

E-mail ir@arcadis.nl

Internet www.arcadis-global.com

Chamber of Commerce Arnhem, The Netherlands Trade registry no. 09051284

BTW NL 0062.93.700.B.01

For other company addresses see page 128 of this report.

Table of contents

2	Highlights 2005
3	Selected financial data
4	The ARCADIS Share
6	Profile and brief overview of Company activities
8	Introduction
12	Report by the Executive Board
12	Vision and strategy
12	• The ARCADIS vision
14	• Market trends
15	• Strategic developments in 2005
18	• Revised strategy
19	• Financial goals
20	Results and financing
28	Developments by service area
28	• Infrastructure
32	• Environment
36	• Facilities
40	Developments by region
42	Human Resources Management
44	Sustainable business conduct
49	Outlook 2006
52	Report by the Supervisory Board
57	Information on members of the Supervisory and Executive Boards and Senior Management Committee
60	Remuneration Report
68	Corporate Governance
74	Risks and Risk Management
81	Financial Statements 2005
82	Consolidated balance sheet
83	Consolidated statement of income
84	Consolidated cash flow statement
86	Changes in group equity
85	Valuation principles
91	Notes to the consolidated financial statement
92	• Notes to the consolidated balance sheet
105	• Notes to the consolidated statement of income
114	Company balance sheet
115	Company statement of income
115	Notes to the Company balance sheet
120	Notes to the Company statement of income
121	Other information
123	Other financial data
124	Ten-year summary
126	Option and share purchase plans
128	Office locations

This is a true and correct translation of the Dutch Annual Report 2005 of ARCADIS NV. If different interpretations regarding the contents arise, the Dutch version will prevail.

Safe Harbor Provision

Except for the historical information contained herein, the statements in this report are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation, changes in investment flow for infrastructure, changes in the investment climate for buildings, and more generally, risks related to the Company’s ability to acquire and execute projects. These and other risks are described in this annual report on page 74 and in ARCADIS’ filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or may be obtained upon request from the Company, and on the Company’s website.

Highlights 2005

Net income from operations_40% increase (before amortization and non-recurring items)

Gross revenue_11% increase to more than € 1 billion

Organic growth_5%: in line with goal

Margin goal achieved for the first time_margin improved to 8.2% versus 6.2% in 2004 (on recurring basis)

Portfolio changed considerably_activities with lower margins replaced with consultancy and management services with more added value and higher margins

Acquisition of Blasland, Bouck & Lee in the United States_propels ARCADIS into the global top 5 in the environmental market

Acquisition of AYH in the United Kingdom_strengthens position in the facilities market with project management services

Environment main growth market_with organic growth of 10% mainly from the United States

Infrastructure market positive_with ongoing growth in Belgium, France, Poland and the United States and a strong increase in Brazil

Strong margin improvement in facilities_reflects transition to project management and facility management

Market in the Netherlands slowly improving_restructuring yields the intended profit improvement

Transnational Growth Platforms established_drive stronger growth in rail, tunnels and bridges, environment, and project and program management

Selected financial data

	2005 in US$(1)	2005	2004	2003	2002	2001
Revenue
Gross revenue	1,241	1,001	901	841	819	797
Net revenue	873	703	633	595	578	563
Operating results
EBITA	74.5	60.4	35.9	36.0	42.9	38.8
Operating income	67.3	54.4	35.5	34.9	42.7	38.8
Income of non-consolidated companies	1.6	1.4	2.4	2.6	0.7	0.5
Extraordinary items after taxes	—	—	—	—	—	2.0
Net income from operations (2)	41.1	33.4	23.8	22.5	24.9	23.2
Net income	41.2	33.4	22.2	21.4	24.7	25.1
Return on average invested capital	20.6%	20.6%	17.2%	15.9%	18.8%	17.6%
Dividend proposal	16.1	13.4	9.9	9.8	9.7	8.9
Capital employed
Balance sheet total	767.0	650.1	442.3	347.3	343.8	310.0
Total long-term capital employed	408.5	346.3	197.9	193.8	182.9	174.9
Total equity	221.9	188.1	145.4	144.1	141.8	139.8
Total equity as% of balance sheet total	29%	29%	33%	41%	41%	45%
Interest coverage ratio	17	17	10	13	19	15
Net debt to EBITDA ratio	0.6	0.6	(0.1)	0.1	(0.2)	(0.2)
Net cash provided by operating activities	80.2	66.8	44.8	59.1	45.8	49.7

Total shares outstanding at December 31 (in thousands)	20,270	20,270	20,299	20,017	19,997	20,284

Data per share of € 0.05 (in euros)
Net income from operations	2.03	1.65	1.18	1.13	1.23	1.14
Net income	2.03	1.65	1.10	1.07	1.23	1.24
Dividend proposal	0.79	0.66	0.48	0.48	0.48	0.44
Shareholders’ equity	10.07	8.53	6.61	6.68	6.64	6.59
Personnel (3)
Average number of employees		9,208	9,419	8,827	8,020	7,619
Number of employees at December 31		9,143	9,638	9,277	8,503	7,658

(1)          Exchange rate - balance sheet data US$ 1.00 = € 0.84767 (December 31, 2005); - income data US$ 1.00 = € 0.76273 (1st quarter), € 0.79291 (2nd quarter), € 0.81987 (3rd quarter) and € 0.84172 (4th quarter); - 2005 dividend data: US$ 1.00 = € 0.83215 (March 6, 2006).

(2)          Net income excluding amortization and non-recurring items

(3)          The headcount includes the total number of employees of proportionally consolidated companies

Amounts in thousands of euros unless otherwise stated

The 2003 and prior financial data are not adjusted to comply with the International Financial Reporting Standards (IFRS). For an explanation of the significant differences between Dutch Generally Accepted Accounting Principles and IFRS, please refer to note 15.

The ARCADIS share

Stock exchange listings

ARCADIS shares are listed on the Euronext Amsterdam (ARCAD) and on the NASDAQ Stock Market (ARCAF). On the Euronext Amsterdam Exchange, two liquidity providers are active in the ARCADIS share: ABN AMRO Bank and Rabo Securities. In March 2006, the ARCADIS share became part of the Amsterdam Small Cap Index (AScX) of Euronext.

Investor Relations

ARCADIS has an active investor relations policy aimed at keeping existing and potential shareholders–institutional as well as private–well informed about the strategy and recent developments in the Company. ARCADIS follows a quarterly reporting cycle for its financials and, in addition, informs the market through press releases on important developments and positioning project wins. Twice a year, at the presentation of the annual and semi-annual results, ARCADIS organizes a financial press conference and analyst meeting, which are broadcast live over the internet. At the presentation of the first and third quarter results, a conference call is held for financial analysts, also accessible through a live audio link through the ARCADIS website.

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders is scheduled for May 17, 2006 at 2:00 p.m. and will be held at the Company headquarters in the Rijntoren building in Arnhem, the Netherlands. The agenda for this meeting will be available on April 14, 2006 upon request from the Company and can be found on the Company’s website (www.arcadis-global.com).

Historic development of the number of outstanding shares

		Issuance
		of new shares	Stock			At
	At	related to	purchase			December
	January 1	options	plans	Repurchase	Reissuance	31
2001	20,275,158	—	9,283	—	—	20,284,441
2002	20,284,441	7,993	4,240	300,000	—	19,996,674
2003	19,996,674	133,703	—	112,972	—	20,017,405
2004	20,017,405	215,238	—	11,900	78,000	20,298,743
2005	20,298,743	—	—	332,046	303,239	20,269,936

Dividend

It is proposed that the 2005 cash dividend be € 0.66 per share, compared to € 0.48 for 2004. This equals 40% of net income from operations. ARCADIS’ dividend policy is to recommend payment of an annual dividend ranging from 30% to 40% of net income from operations.

Share price development

On the first trading day of 2005, the share price on the Euronext was € 13.68, while the year closed at € 26.80, an increase of 96%. In 2005, the Dutch AEX Index increased 24%, while the Mid-Cap Index rose by 26%. In 2005, the ARCADIS share opened on the NASDAQ at a price of US$18.389 and closed year-end 2005 at US$31.600, an increase of 72%. On the NASDAQ, the index rose 2%.

Price per share on the Euronext Amsterdam NV

In €	High	Low	Close
2001	9.75	8.00	9.35
2002	11.19	7.94	7.94
2003	10.50	6.41	9.34
2004	13.75	9.40	13.70
2005	27.18	13.08	26.80

Price per share on the NASDAQ

In US$	High	Low	Close
2001	8.800	7.310	8.390
2002	10.350	8.000	8.380
2003	12.600	7.000	11.800
2004	18.700	11.650	18.418
2005	32.300	16.780	31.600

Liquidity

The liquidity of ARCADIS shares strongly improved in 2005, making the share profile more attractive for institutional investors. The average daily trading volume on Euronext in 2005 was 31,395 shares and was considerably higher than the average daily volume of 17,900 shares in 2004. On the NASDAQ, liquidity in the ARCADIS share was also higher. The

The ARCADIS share

average daily volume in 2005 increased to 7,300 shares, compared to 5,600 shares in 2004.

Data per share in €

	2005		2004	2003(2)	2002(2)	2001(2)
Net income from operations	1.65		1.18	1.13	1.23	1.14
Net income	1.65		1.10	1.07	1.23	1.24
Dividend	0.66	(1)	0.48	0.48	0.48	0.44
Shareholder’s equity	8.53		6.61	6.68	6.64	6.59

(1) Proposed dividend

(2) Not adjusted for IFRS

Peer group

To benchmark its performance, ARCADIS has selected a group of peer companies. This group consists of international, public companies in the consulting and engineering industry with activities and a size comparable to ARCADIS. This peer group includes the following companies: Grontmij NV, Euronext Exchange WS Atkins plc, London Stock Exchange Jaakko Pöyry Group Oyj., Helsinki Stock Exchange TRC Companies, Inc., New York Stock Exchange Tetra Tech, Inc., NASDAQ Stock Market URS Corporation, New York Stock Exchange Sweco AB, The Nordic Exchange, Stockholm Alten SA, Euronext Paris WSP Group plc., London Stock Exchange

Ownership information

Under the Disclosure of Major Holdings in Listed Companies Act, we received the following notifications of the status of capital interest:

•         Stichting Lovinklaan 21.3%

(in the Company register year-end 2005)

•         Vereniging KNHM 6.2%

(in the Company register year-end 2005)

•         Fortis NV 6.0%

(situation end 2005)

•         Delta Deelnemingen Fonds 5.4%

(situation end 2005)

•         First Eagle Funds 4.9%

(notification January 31, 2006)

•         Smoorenburg BV 3.1%

(notification December 23, 2005)

Financial calendar (tentative)

May 9, 2006_First quarter 2006 results Conference call (live webcast)

May 17, 2006_Annual General Meeting of Shareholders

May 19, 2006_Ex-dividend quotation

May 31, 2006_Dividend payment date

August 9, 2006_Second quarter 2006 results Press conference (morning – live webcast) Financial analyst meeting (afternoon – live webcast)

November 15, 2006_Third quarter 2006 results Conference call (live webcast)

Contact information

For general information about ARCADIS, please visit our

website. Or you may call or email Investor Relations:

Joost Slooten, phone: +31 26 377 8604;

email: j.slooten@arcadis.nl

Evelien Hamelink, phone: +31 26 377 8337;

email: e.a.hamelink@arcadis.nl

Copies of the Company’s 2005 Dutch and English language Annual Reports and the Company’s 2005 Form 20-F as filed with the Securities and Exchange Commission in the United States can be ordered at no charge through our website www.arcadis-global.com/investors or by phone: +31 26 377 8355; U.S. investors, please dial: +1 631 391 5262.

Advisors

Investor Relations Financial Dynamics, United States Rematch, The Netherlands

Independent auditors KPMG Accountants N.V., The Netherlands

Fiscal Counsel KPMG Meijburg & Co, The Netherlands

Legal Counsel De Brauw Blackstone Westbroek, The Netherlands

Alston & Bird, United States

Registrar and common stock transfer agent

Euronext Amsterdam:

ABN AMRO Bank, The Netherlands

NASDAQ Stock Market:

Bank of New York, United States

Profile

ARCADIS is an international company that delivers consulting, engineering and project management services for infrastructure, environment and facilities. Focused on mobility, sustainability and quality of life. Companies and governments benefit daily from the proficiency, professionalism and dedication of our people. We are committed to their success. We understand the challenges of our clients, and we truly deliver value. To provide tailor-made services. ARCADIS ranks third in Europe and seventh in the world. We have home market positions in Europe, the United States and South America and know the local conditions. Local presence, combined with extensive experience and fresh perspectives, enables us to offer unique integrated solutions. From feasibility studies, design, engineering, project and process management to implementation and maintenance, as well as associated legal and financial services. Creative but practical and feasible solutions. Think and act. We have a clear vision on developments in society and work together with our clients to redefine the realities of today. To be prepared for the future. ARCADIS looks ahead. Imagines. Develops. Delivers results.

BRIEF OVERVIEW OF COMPANY ACTIVITIES

INFRASTRUCTURE_ARCADIS improves mobility. Consults, designs and manages the construction of infrastructure: railroads, highways, airports, harbors, waterways, dikes and retention ponds. In rail infrastructure: utilities for safety, signaling, communications, and energy supply. Specialist in bridges and tunnels. In small power plants, wind energy parks and hydropower plants. For municipalities: new industrial parks and residential areas, renovation and restoration programs. In rural areas: landscape reconstruction and recreational projects.

ENVIRONMENT_ARCADIS is a world leader in environmental services. Consults on environmental policy for companies and governments, conducts environmental impact assessments and advises on environmental management and environmental legislation. Investigates soil and groundwater contamination, develops cost-effective remedial solutions and completes these remediation projects. Advises corporations on waste management issues and on the reduction of energy and water usage. Activities in the area of waste management, ecology and nature development.

FACILITIES_ARCADIS develops and maintains buildings. Offices, stores and commercial properties. Also hospitals, schools, museums, prisons, stadiums and railway stations. Alleviating our client’s worries through excellent project and program management, from identifying requirements through the final operational phase. Cost management: providing services that create value and help clients achieve their business objectives of staying within budget cost-effectively. Complete facility management: providing our clients with more time to focus on their core activities.

Executive Board_Harrie Noy, Chairman, Ben van der Klift (appointee), Friedrich Schneider (appointee), Michiel Jaski (from right to left)

Introduction

ARCADIS has delivered an excellent performance in 2005. Our net income from operations rose 40% to the highest level ever. Gross revenue rose 11% and surpassed the one billion euro threshold. Organic growth was 5%, in line with our goal. The acquisitions of Blasland, Bouck & Lee (BBL) in the United States and AYH in the United Kingdom have strengthened our strategic positioning. And last but not least, for the first time, we achieved our margin goal of 8%.

The portfolio was drastically changed. Activities with lower margins were replaced by consultancy and management services with more added value and higher margins. Against the sale of some € 100 million in revenue stood the addition of almost € 200 million through acquisitions. With BBL, we entered the global top 5 in the environmental market and are now the market leader in environmental services to companies. AYH has strengthened our position in the facilities market with project and program management.

Environment was the most significant growth market. Specifically, U.S. activities saw strong growth, among other things, as a result of the success of GRiP®. In Europe, interest in this remediation program for contaminated sites is growing. More and more multinational companies want to do business with international service providers. This offers us many opportunities.

In the infrastructure market, a solid performance was achieved in most European countries, the United States and particularly Brazil. In the Netherlands, the market is slowly recovering, while the restructuring of 2004 led to profit improvement. In the facilities market, the transition to management services drove organic growth and margin improvement.

ARCADIS is an ambitious Company. From a position in the center of society, we want to help our clients achieve their goals. We do so with zeal, because results count: Imagine the result. Imagination and pushing boundaries are the basis for creative solutions. That is how we contribute to the quality of the human habitat and to accessibility, sustainability, safety, flexibility and attraction. These are themes that matter and that can be found throughout this report.

Our strategy, aimed at profitable growth in home markets, has been sharpened further. For the three markets in which we operate, we have formulated clear goals. ARCADIS is well positioned, and market conditions are favorable. The outlook for 2006 is positive.

At ARCADIS, people make the difference. The solid results of the past year are attributable to the dedication and involvement of many. That is why a word of thanks goes out to our employees. Their enthusiasm, entrepreneurialism and client focus are the basis for the success of our Company.

On behalf of the Executive Board,

Harrie L.J. Noy, Chief Executive Officer

Accessibility

Tailor-made access

Meeting face-to-face is a challenge nowadays. Overcrowded roads and public transportation turn a journey into a mission impossible. Decision makers in the field of mobility and accessibility need to find creative solutions. Keeping in mind social, environmental and safety aspects. Knowing what moves the users of roads and public transport. Being aware of boundaries. A strong direction.

Kathy Sarli, Ohio Department of Transportation – “The Lakeland Freeway is important for the region. It is a main commuter road, as well as an important trucking route. At peak hours, traffic density is triple the volume this road was designed for. This leads to congestion, extended travel time and accidents”.

Terry Donovan, ARCADIS – “The level of service on this road was unacceptable, and something needed to be done. Our preliminary studies and design work focused on several aspects. We performed interchange modification studies, geotechnical investigations, roadway and bridge design, as well as traffic plans. All aimed at improving capacity and safety”.

Kathy Sarli – “Obviously, this is also an opportunity to improve accessibility, which is important to the economy, but in this project, we also looked at acceptability. The highway needs to fit well into the surroundings”.

Terry Donovan – “That is why noise studies, traffic barriers and lighting design issues were also included. Noise walls and bridge designs include aesthetic treatments, including a Lake County motif to emphasize the connection with Lake Erie. Lighting has been redesigned to reduce spillover”.

Kathy Sarli – “And the environment needed to be taken into account as well”.

Terry Donovan – “Trees and wetlands will be avoided, but most importantly, the water quality will be improved, despite the capacity increase, through innovative drainage design”.

< Kathy Sarli	Terry Donovan >

The challenge Turn an old, late 1950s 4- to 6-lane highway that lacks capacity and requires improved safety features into an effective thoroughfare for truck and commuter traffic. Meanwhile, upgrade the surroundings, reduce lighting spill-over and improve water quality.

The approach Starting in 2004, ARCADIS performed environmental studies, public involvement activities and preliminary engineering for this major project with an estimate construction cost of US$ 150 million. Coordinating the work of several other engineering, geotechnical and environmental consultants, ARCADIS designed and detailed the widening of the highway to a 6- and
8-lane facility with upgraded shoulders. The 11.5-mile section of State Route 2 (LAK-2), also known as the Lakeland Freeway, for which ARCADIS is responsible, includes 20 mainline bridges, 10 overhead bridges, 25 culverts, and seven interchanges. By developing a sequential closure plan, the highway could be kept open during construction and congestion could be avoided.

The result A smooth and safe transition with sufficient capacity and accessibility, while contributing to the local economy.

Report by the Executive Board_Vision and strategy

The ARCADIS vision

Providing insight and counsel. Helping customers realize their goals. Ever cognizant of the future. Looking ahead, leading the way, pushing boundaries. This is ARCADIS’ goal. In markets that matter — infrastructure, environment and facilities. Facilitating mobility, sustainability, safety, flexibility and attraction. Doing business based on the values of tomorrow. By offering services that contribute to the quality of the human habitat — project management, consulting and engineering services. For companies and governments. Worldwide.

Following are the key elements of ARCADIS’ vision:

We are strongly client focused. We work hard to understand our clients’ goals and provide solutions that help them realize their goals. Solutions with added value. Solutions that can be implemented because of our knowledge of the local environments in which they operate.

Offer our clients nothing but the best

To achieve this, we strive for strong home market positions in the countries in which we operate. Our close-knit network of offices allows us to maintain close relationships with our clients and provides the adeptness to understand local conditions. Strong home market positions means belonging to the top five. This enhances our reputation and helps us win projects and attract and retain qualified staff.

Our international presence makes us eminently qualified to deliver services to multinational companies. These clients have an increasing need for service providers such as ARCADIS who can deliver services of consistent quality in a multitude of countries. We are committed to more fully understanding these companies and their production processes so that we can truly add value.

Clients want integrated total business solutions for their problems. That is why we strive to offer our clients one-stop shopping from our broad range of services. Combining our strong local positions with expertise and experience at the international level, we are capable of offering clients unique integrated solutions.

Worldwide, we strive to operate as one integrated entity, and therefore, we use the one firm concept. This makes us recognizable to clients. Internal synergy and cooperation are important priorities that allow us to offer our clients nothing but the best. We apply core values - integrity, entrepreneurship, agility - which are anchored on the ARCADIS General Business Principles. This promotes cohesion while respecting cultural differences.

Our employees are the key to our success. Their knowledge, entrepreneurship, results-oriented project management and involvement are the basis for the combination of thinking and acting that distinguish ARCADIS (Imagine the result). Coaching and developing employees therefore plays an important role in Company policy.

Attracting, retaining and developing qualified staff, combined with providing added value to clients, are the basis for profitable growth. In this way, we create value for shareholders who are willing to invest in the Company. In turn, this creates continuity that is in the interest of all stakeholders.

THE CHALLENGE_Years of intensive use by the Air Force at the Charleston Air Force Base in South Carolina have left their traces-contaminated areas. Of prime concern are eleven solid waste management units located within an industrialized are of the air force base, some of which have impacted groundwater. An industrial cleaning solvent, TCE, has affected the groundwater in the silty-sands underlying the site. Within five years, regulatory closure for all environmental issues needs to be achieved. Requiring closure of all waste management units, enhancement of natural TCE degradation in groundwater and shutdown of an existing pump-and-treat system.

THE APPROACH_ARCADIS guaranteed remediation program - GRiP®. Offering our patented in-situ reactive zone technology. This technology destroys the contamination in a natural way, and is faster and more cost effective than traditional remedial methods. GRiP® also offers a fixed price that guarantees the cost to obtain regulatory closure.

THE RESULT_A 95% reduction of TCE concentrations in the groundwater. Regulatory closure for one of the solid waste management units within the first six months of the project. A sustainable solution.

Market trends

ARCADIS operates in markets with growth potential. As demonstrated by our 2005 results, we are able to capitalize on this growth. Our markets are also influenced by economic cycles, as well as the willingness of companies and governments to invest. But in the longer run, demand for our services is increasing. This results from the following market trends:

The quality of the human habitat is an important theme. Large portions of the world’s population live in densely populated delta regions. These areas are vulnerable to the forces of nature. To ensure good living conditions, greater demands are being placed on infrastructure and environmental management. Climate change will add to these demands.

Mobility and urbanization are important drivers for the infrastructure market. Demand for mobility is increasing. Many governments are aware of the need for infrastructure investment to stimulate economic growth. Increasing urbanization also demands investments in living areas, commercial properties and other facilities. Inner city redevelopment is needed to enhance the attractiveness of cities.

Sustainability is another important global theme. It emphasizes the designing of our surroundings in such a way that the earth remains livable for future generations. This is an important driver for growth in the environmental market.

Improving safety and health is another global priority, creating higher demands on the human habitat. It is also an issue that affects our Company. The safety and health of our employees is a corporate priority.

Water issues are increasing in importance. Recent floodings underscore the need for adequate protection against the ravages of water. Climate change increases the urgency for solutions. The availability of clean, potable water sources is a recurring theme in the projects on which we work. Water management and water supply are, therefore, growth markets.

The expansion of the European Union creates strong growth in investments by governments and companies in Central Europe. In addition, Asia exhibits strong growth potential because of investments by international companies.

Globalization of industry continues, and international companies increasingly seek service providers who can provide strong service offerings internationally. In part, this market is the result of laws and regulations requiring companies to valuate their liabilities according to unified standards.

More and more, companies are concentrating on core activities. Non-core functions are outsourced. A comparable trend is apparent in government, where governmental agencies are focusing on policy making while leaving the implementation of these policy plans to companies like ARCADIS (privatization).

THE CHALLENGE_Warsaw’s roads are pushed beyond their limits. Warsaw is one of the few European capitals that still doesn’t have a beltway. Europe’s main east-west highway cuts right through the heart of the city. Several other international routes intersect here as well. The sharp rise in car ownership, combined with the present state of the roads, leads to complete gridlock downtown. Especially during rush hour, Warsaw gets congested. The daily traffic jams are a threat to the economic development and seriously harm the living environment.

THE APPROACH_ARCADIS provides a viable solution to Warsaw’s traffic jams. ARCADIS engineers are responsible for the design of a by-pass and connections to national roads east and south of the Polish capital. Both sections are part of extensive modifications and extensions of the infrastructure around Warsaw. The Warsaw beltway will be a crucial factor in decreasing traffic flow in the heart of the city. What’s more, an improved network of highways will stimulate economic development.

THE RESULT_Enhanced mobility. New roads to develop. Economic development. A livable city. A feasible contribution to Poland’s growth ambitions.

In a growing number of countries, public services are provided through private-sector investment. This leads to an increase in the number of Design, Build, Finance and Operate projects, in which a consortium of private parties develops, designs and builds facilities, as well as provide financing and operational management for a fixed period.

Demand for risk participation is increasing. An increasing number of clients are asking us to share in project risk. Our fee will then be determined by the added value we deliver.

More added value and higher margins

Strategic developments in 2005

Since mid-2000, the ARCADIS strategy has focused on profitable growth in home markets in Europe and North and South America by stimulating organic growth, improving margins and expanding activities through acquisitions. Excellent progress was made in all of these areas in 2005.

Improved strategic positioning

In 2005, we further adjusted our portfolio. Activities with limited added value and lower margins were sold and replaced by consultancy and management services that generate higher added value and considerably higher margins. Against the sale of roughly € 100 million in gross revenue stood the addition of almost € 200 million through acquisitions. The most important acquisitions include Blasland, Bouck & Lee, Inc. (BBL) in the United States and AYH plc in the United Kingdom. With BBL, ARCADIS gains a leading position in the environmental market, while AYH fits the transition occurring in the facilities service area from engineering to management services. Both companies are active in growth markets, have considerably higher margins than the ARCADIS average and offer abundant opportunities for synergy. These acquisitions have changed ARCADIS’ profile and serve to strengthen the Company’s strategic positioning.

Solid organic growth

Our organic growth goal of 5% was achieved in 2005. In line with the strategy, synergy was instrumental in the realization of that growth goal: synergy created by applying (specialized) knowledge and synergy created by capitalizing on solid client relationships. A good example of synergy based on specialized knowledge is the application of French expertise in a large tunneling project in Detroit, which opened up the American tunneling market for us. Synergy through client relationships is the goal of our Multinational Clients Program. In 2005, the number of global accounts under this program was expanded to 15.

Margin goal achieved

When our new strategy was introduced in 2000, a margin goal of 8% (EBITA as % of net revenue) was set. This goal was achieved for the first time in 2005. The margin (on a recurring basis) rose from 6.2% in 2004 to 8.2% in 2005, a margin improvement of more than 30%. Three factors have contributed to this improvement: acquisitions/divestments in which less profitable activities were replaced by higher margin activities, the positive effects of the restructuring in the Netherlands in 2004 and increased utilization rates combined with favorable market conditions.

Acquisitions: strong contribution to growth

In 2005, the following divestments and acquisitions were completed:

				Gross revenue		(De)consolidation
	Country	Employees		in € million		as of
Divestments
Detailed engineering in buildings	U.S.	160		15		April 1, 2005
50% interest in Grupo EP SA	Spain	1,700	(1)	135	(1)	Mid-June 2005
Renardet/Sauti SA	Donor market	240		11		June 30, 2005
Total divestments		2,100		94
Acquisitions
SWK NV	Belgium	50		6		Mid-May 2005
AYH, plc.	U.K.	340		36		June 30, 2005
Greystone Environmental Consultants, Inc.	U.S.	130		12		June 30, 2005
Blasland, Bouck & Lee, Inc.	U.S.	900		142		September 30, 2005
Total acquisitions		1,420		196

1) Based on 100%; gross revenue was consolidated 50%, the number of employees for 100%.

Divestments In light of the transition in the facilities service area to activities with higher added value, the detailed engineering activities for buildings in the United States was sold. With no prospect of gaining majority participation, we sold our 50% interest in Grupo EP to management and employees who already owned the other 50%. The company was consolidated proportionally for 50% in the ARCADIS figures and in 2004 contributed less than 5% to the ARCADIS net income from operations. Our good relationship, however, continues through a cooperation agreement. At the end of June, our interest in two smaller companies with activities in the donor-financed market was sold.

Expansion through acquisitions With the acquisition of SWK, Belgian activities were strengthened geographically, as well as in heavy infrastructure. The acquisition of AYH in the United Kingdom, specializing in project management, cost control and consultancy for real estate projects, fits the transition occurring in the facilities service area and strengthens our position in the United Kingdom. Greystone is an important addition to the American environmental market, bringing expertise particularly in permitting. Blasland, Bouck & Lee, specializing in environmental services and soil remediation, considerably strengthens our position in the environmental market, not only in the United States, but globally.

THE CHALLENGE_American Express, a leading global payments, network and travel company, operating in over 130 countries. A successful and dynamic company that requires high-quality environments for its staff, clients and visitors alike. With a maximum need for flexibility from its real estate portfolio.

THE APPROACH_Worldwide project consulting. Unified service delivered with local resources and expertise. Whether it is about managing costs, project programming and management, supervision of projects or health and safety regulations, ARCADIS Worldwide Project Consulting applies the best practice for all construction projects. Makes sure that projects are realized on time and within budget.

THE RESULT_The best value from the construction industry in all locations. Thanks to a close working relationship with ARCADIS Worldwide Project Consulting.

THE CHALLENGE_The aviation sector in China is embarking on new destinations - reaching new heights. The booming aviation industry in China is the fastest growing in the world. With international airport companies always trying to push boundaries, China offers a wealth of opportunities. Fraport AG - a leading company in the global airport business – was looking for new investments, and Ningbo International Airport seemed interesting. In 2006, Ningbo airport opens its gates to the world. And with this international focus, it becomes an attractive destination for Fraport AG.

THE APPROACH_An investment decision should always be based on solid and accurate information. So before taking a financial stake in Ningbo airport, Fraport consulted ARCADIS. We combined our impressive track record in environmental and building due diligences for multinational companies with our long-term relationship with airport companies. And we were able to quickly provide our client with the right data for making a well-informed decision. Fraport AG was ready to take-off.

THE RESULT_A comfortable decision. Taken with full confidence. Limiting financial risks. ARCADIS has already embarked on the next airport project in China.

The acquisitions are in line with targeted financial criteria:

•                  They are accretive to earnings per share.

•                  The margin is the same or higher than the ARCADIS margin.

•                  The return on investment (IRR) is 15% or higher.

Revised strategy

The biennial review of our strategy was completed in mid-2005. The revised strategy, titled Choices for growth, continues the course of profitable growth in home markets, which was introduced in mid-2000. The revised strategy introduces a strategic vision for each of the three service areas in which ARCADIS is active. This vision is based on a portfolio analysis by service area in which market attractiveness and ARCADIS’ competitive position were weighed for each activity. In addition, an analysis of strengths and weaknesses was completed by service area and for ARCADIS as a whole. The following table provides the analysis results for ARCADIS as a whole.

Strengths	Weaknesses
Strong home market positions in Europe,	Limited position in Asia
United States and South America	Labor intensive services: high fixed costs
Focus on three service areas with growth prospects	Visibility outside the Netherlands
Extensive client list of multinational companies
Stable cash flow and healthy balance sheet

Opportunities	Threats
Synergy based on expertise and client contacts	Rapid market decline
Growth of investments in Central Europe and Asia	Weakening of U.S. dollar (conversion risk)
Outsourcing (companies) and privatization (governments)
Further expansion through acquisitions

Goals by service area were formulated for the next three to five years. The goals were translated into tangible plans for goal realization. As part of this process, Transnational Growth Platforms were initiated, aimed at bundling the strengths of the Company in areas where the market offers good prospects and where ARCADIS is strong. These areas are rail, tunnels and bridges, environment and worldwide project consulting. This process strengthens the horizontal lines in the Company, offering prospects for additional growth in specific sectors. Further details are provided in the following sections on service areas.

The three core elements of the revised strategy can be summarized as follows:

Strengthening organic growth in the three service areas by:

•                  Using Transnational Growth Platforms for specific sectors;

•                  Expanding local positions in home markets; and

•                  Promoting innovations aimed at developing new products and services.

Continually improving margin by:

•                  Focusing on services with higher added value; and

•                  Outsourcing detailed engineering.

Expanding through acquisitions aimed at:

•                  Strengthening home markets and/or adding specific expertise; and

•                  Building a position in Asia.

Financial goals

ARCADIS maintains the following unchanged financial goals for the mid to long term:

•                  Gross revenue: average annual growth of 10% or more, half of which is organic.

•                  Operational margin: 8% (EBITA as a percentage of net revenue).

•                  Earnings per share: average annual growth of 10% or more.

•                  Return on invested capital of 15% or more. This is net income from operations, excluding interest charges, compared to shareholders’ equity plus net interest bearing debt, calculated as an average over four quarters.

The goals listed above are excluding the effects of currency exchange rate differences. Net income from operations is before amortization and non-recurring items like book gains. Goodwill is capitalized on the balance sheet as of 2001.

Below are the results of previous years compared to the above goals, excluding currency effects.

	Goal	2000	2001	2002	2003	2004(3)		2005(3)
Gross revenue	10%	13%	3%	6%	10%	9	(1)%	10	(1)%
• Organic	5%	7%	3%	2%	1%	5%		5%
• Acquisitions	5%	6%	0%	4%	9%	4%		5%
Operational margin	8%	6.4%	6.9%	7.4%	6.0%	6.2	(2)%	8.2	(2)%
Earnings per share	10%	10%	10%	11%	-4%	9%		40%
Return on invested capital	15%	14.8%	17.6%	18.8%	15.9%	17.2%		20.6%

1) Excluding book profit on sales

2) Excluding non-recurring items

3) Figures based on IFRS

Results and Financing

Good performance across the board

Record year ARCADIS’ excellent results made 2005 a record year. Gross revenue rose 11%, and for the first time, the Company surpassed the € 1 billion threshold. Net income from operations (before amortization and non-recurring items) rose 40% to € 33.4 million. Per share, this was € 1.65 compared to € 1.18 in 2004. This record achievement resulted from organic growth, a considerable margin improvement and a solid contribution from acquisitions. Across the board, performance was good. In the infrastructure market, the Dutch market saw a gradual recovery; Brazil experienced very strong activity growth, while growth also continued in Belgium, France and the United States. In the environmental market, we again achieved high organic growth, particularly in the United States, while the acquisition of BBL has strengthened our position in the global environmental market. In the market for facilities, the transition to activities with higher added value, in part through the acquisition of AYH, resulted in a considerable margin increase.

Dividend € 0.66 per share A cash dividend of € 0.66 per share is proposed. This dividend represents 40% of net income from operations and an increase of 37.5% compared to 2004 when € 0.48 per share was distributed. ARCADIS’ dividend policy is to recommend a payout ratio ranging from 30% to 40% of net income from operations. The dividend policy is designed to provide an attractive dividend yield to shareholders, while leaving the Company sufficient resources to finance growth, among other things, by expansion through acquisitions.

Gross revenue rises above € 1 billion Gross revenue rose 11% to € 1,001 million (2004: € 901 million). Excluding a currency effect of 1%, gross revenue rose 10%. Of this growth, on balance 5% resulted from acquisitions and divestments. Organic growth totaled 5%. These percentages are in line with our annual growth goal of 10%, 5% of which should be organic. The largest contributions to organic growth came from the United States, Brazil, France and Belgium.

Net revenue increases 11% Net revenue, the part of sales produced by the Company’s own employees, rose 11% to € 703 million (2004: € 633 million). Excluding currency effect, growth was 10%. The contribution from acquisitions and divestments on balance was 6%. Organic growth, as in gross revenue, totaled 5%. Compared to 2004, there was a lower revenue inflow from the sale of activities, which resulted in a 1% decrease in net revenue.

Geographic distribution shifts As of 2005, the geographic distribution of revenue has been altered slightly. The activities in North and South America were separated into two segments: the United States has become its own segment, while South America was added to the Rest of world segment. Strong expansion through acquisitions and relatively high organic growth are driving the increase in the U.S. percentage of total Company sales. In 2005, 35% of the gross revenue was generated in the United States (2004: 30%); the Netherlands contributed 29% (2004: 33%); Other European Countries, 26% (2004: 28%) and the Rest of world, 10% (2004: 9%).

The 2005 fourth quarter is indicative of the effect recent acquisitions have on annual revenue distribution. In the 2005 fourth quarter, the United States contributed 41% of

THE CHALLENGE_The booming mining and civil works industry-increasingly dependent on heavy equipment. Using heavy-duty tires, up to 2.50 meters in diameter and weighing as much as 5 metric tons. In the very competitive tire industry, cost optimization is a prime concern, and fast market delivery is a key competitive differentiator. This market demand prompted a global tire manufacturer to quickly increase its capacity in Brazil, by constructing a new 80,000-m2 factory adjacent to an existing production facility.

THE APPROACH_Client focus, worldwide cooperation, efficiency and optimization were the key elements for this project. ARCADIS listened to the client - demanding and efficiency driven but open and collaborative-and organized the project around client needs. Specialized expertise from France and Belgium, local knowledge from Brazil - a seamless team of French, Belgian and Brazilian engineers worked on bilingual French-Portuguese documents. The optimization process continued while the work proceeded, requiring a very flexible approach to project modifications. Throughout, deadlines and delivery dates were met.

THE RESULT_At year-end 2005, the project is on schedule and the processes well optimized. As a result, ARCADIS has received several other projects from this client.

THE CHALLENGE_Fifty-five years of car production history in Warsaw. Since the 1950s, car parts and components have been produced at FSO’s Warsaw site. Over the years, production process waste was stored on-site, releasing contaminants into the soil and groundwater. Now that the factory is closed, all that remains is a useless property, ready to be cleaned up. The site is earmarked for housing development. But what surprises will the industrial legacy bring? Is it worthwhile to redevelop if remediation costs are higher than expected?

THE APPROACH_The ARCADIS GRiP® concept proves its value again. Clean up of the site is performed under our guaranteed remediation program (GRiP®), providing our client instantly with trust. A fixed price is agreed upon for all remediation costs, including any arsing from hidden or unexpected contamination that might be detected later. An insurance policy covers all of these possible risks. An innovative in-situ soil remediation technique quickly and thoroughly cleans up the contamination, making the site ready for a new future - to welcome new inhabitants.

THE RESULT_Clean soil for the new generation. A playground for our children. The start of a new history.

the gross revenue; the Netherlands, 26%; Other European Countries, 24% and the Rest of world, 9%. Approximately 50% of ARCADIS sales are generated in Europe with the other 50% from the United States and the Rest of world.

Environment share is increasing The distribution by service area is also shifting. In the 2005 fourth quarter, 45% of gross revenue came from infrastructure (2005: 53%; 2004: 56%), 37% from environment (2005: 29%; 2004: 27%) and 18% from facilities (2005: 18%; 2004: 16%). Although infrastructure revenue is declining, environment revenue is increasing, resulting in a more balanced distribution over the service areas.

Non-recurring income effects In 2005 and 2004, the following non-recurring items affected income:

		2005	2004
In millions of euros	EBITA	Net income	EBITA	Net income
Book gain from divestments	2.5	2.5	4.0	4.0
Restructuring charge			- 8.4	- 5.4
Pensions	0.6	0.4	1.2	0.7
Non-recurring effect	3.1	2.9	-3.2	- 0.7

In 2004, a number of non-core activities were sold in the Netherlands, and a restructuring charge was taken to adjust the organization to market changes. The 2005 book gain is the result of a number of divestments, particularly the sale of our 50% interest in Grupo EP. Adjustments to Dutch pension plans also had non-recurring effects on results. Among other things, this concerns the adjustment of the PRC pension plan that, at year-end 2005, classifies as a defined contribution plan. For a further explanation, please refer to notes 9 and 10 of the financial statements.

Development of cost Operational costs increased by 8% to € 628 million (2004: €581 million). On balance, acquisitions and divestments contributed 5% to the increase, while the currency effect resulted in an increase of 1%. The organic increase was 2%, clearly lower than the increase in net revenue, mostly due to improvements in staff utilization.

Depreciation decreases Depreciation (excluding amortization) decreased 3% to €15.2 million (2004: € 15.6) and totaled 2.2% (2004: 2.5%) of net revenue. The project management and consultancy companies that have been acquired are less capital intensive and require even less depreciation than the other ARCADIS operating companies, thus explaining the decrease in depreciation.

Amortization of identifiable intangible assets rises sharply Under IFRS, identifiable intangible assets related to acquisitions must be separated from goodwill and amortized separately. For ARCADIS, this is generally related to the profit in the acquired company’s backlog. These assets are amortized over their economic lifetime (on average one to two years). In 2005, the amortization increased sharply to € 6.0 million (2004: € 0.4 million) as a result of acquisitions.

Strong increase in operating income and EBITA Operating income increased 53% to € 54.4 million (2004: € 35.5 million). EBITA (operating income before amortization) and EBITA on a recurring basis were calculated as follows:

In millions of euros	2005	2004
Operating income as reported	54.4	35.5
Amortization	6.0	0.4
EBITA	60.4	35.9
Non-recurring effects	3.1	- 3.2
EBITA recurring	57.3	39.1

EBITA rose 68%, on a recurring basis by 47%. The currency effect was 3% and was predominantly caused by the increase of the Brazilian Real. The contribution from acquisitions and divestments on balance was 24%, considerably higher than the contribution to revenue growth (5%), underscoring the positive margin effect. Organically, EBITA rose 20%, also markedly more than revenue (5%). Margins also improved organically, in part as a result of the restructuring measures in the Netherlands.

Financing charges lower through the effect of derivatives Financing charges were impacted positively by € 1.7 million from financial derivatives used to cover currency and interest risks. Excluding this effect, financing charges rose to € 3.6 million (2004: € 3.5 million). The increase was limited as a result of the gains from divested assets and a further improvement of working capital throughout the year. In 2005, initial steps were taken to improve the Company’s financing structure in order to reduce interest charges as much as possible.

Cash flow rose considerably

Tax rate slightly higher The 33.0% tax rate was slightly higher than the 32.4% of 2004. In 2004, a higher tax-free book gain was realized from the sale of activities than was realized in 2005. This offset the effect of a decrease in the Dutch and United States corporate tax rates.

Contribution of non-consolidated companies limited; minority interest sharply higher The contribution from non-consolidated companies declined from € 2.4 million in 2004 to € 1.4 million in 2005. This was the result of the completion of a number of energy-sector contracts in Brazil. Meanwhile, a new contract for one of the projects was signed, contributing to 2005 fourth quarter profits.

Minority interest - the part of the profit that flows back to the co-owners of less-than 100%-owned ARCADIS companies - rose 65% to € 3.2 million. This was mainly the result of a strong profit increase in Brazil where ARCADIS has a 50.01% ownership.

Net income and net income from operations sharply higher Net income totaled €33.4 million or € 1.65 per share, against € 22.2 million, or € 1.10 per share in 2004. Net income includes a gain of € 1.2 million from financial derivatives. This effect is not included in net income from operations. Net income from operations (before amortization and non-recurring items) was € 33.4 million, 40% higher than the € 23.8 million in 2004. Per share, this was € 1.65 against € 1.18 in 2004.

Solid cash flow Cash flow, defined as net income plus depreciation (including amortization), rose considerably, totaling € 54.6 million (2004: € 38.2 million). Working capital needs could be further reduced. As a result, cash flow from operational activities was € 66.8 million (2004: € 44.8 million). After subtracting replacement investments, cash flow totaled € 51.8 million (2004: € 33.0 million).

Investments considerably higher through acquisitions Investments in (in)tangible fixed assets, excluding acquisitions, were € 14.9 million (2004: € 11.8 million), equivalent to the level of depreciation. The investments primarily relate to communications and computer equipment.

The expansion of the Company through acquisitions required considerable investment for a total amount of € 121.3 million. Net of cash this was € 101.8 million, including €26.8 million that constitutes a withholding for a possible performance-based after payment to former AYH shareholders and the retention of part of the purchase price of BBL to cover possible BBL warranties. Goodwill amounted to € 61.3 million, while the value of identifiable intangible assets was € 11.5 million.

In addition, € 5.9 million was invested in non-consolidated companies and other financial fixed assets (2004: € 2.5 million). Divestments of consolidated companies yielded € 15 million; after taxes: € 8.5 million (2004: € 8.0 million), of which € 2.5 million represents book gains.

Number of outstanding shares remains almost unchanged The number of outstanding shares at year-end 2005 was 20.3 million, remaining nearly unchanged from year-end 2004. To cover obligations related to option plans, approximately 332,000 shares were repurchased, while approximately 303,000 shares that had been purchased earlier were used for the exercising of options by employees. No new shares were issued. The average number of shares outstanding (as applied to calculate income per share) was 20.3 million (2004: 20.1 million). For more information on the development of outstanding shares, please refer to page 4, and for information on option plans, please see page 126 of this report.

Balance sheet remains healthy The balance sheet was strongly influenced in 2005 by acquisitions completed during the year. The balance sheet total rose from € 442 million at year-end 2004 to € 650 million at 2005 year end. Of this increase, € 100

THE CHALLENGE_The year 2002 - Brazil suffers one of the severest droughts in its history. With the north-eastern part of the country relying primarily on hydroelectric power plants for its energy, power failures are waiting to happen. A task force is established to quickly develop different types of power plants. ARCADIS becomes part of a consortium that will produce and sell energy. And assembles a project management team that quickly builds a 166-MW power plant - Breitener - with local people, solving the region’s need for social investments. A fruitful business begins but could quickly end with the expiration of the contract for selling energy in 2005.

THE APPROACH_To keep the successful Breitner plant operating, ARCADIS’ consortium takes part in a bid to sell energy in the city of Manaus, wins it, and negotiates the transfer of the plant from one city to another. The logistics of this project are challenging. Ten groups of motors and generators - each 300 metric tons and 6 meters high - have to be transported 2,000 kilometres eastward, with no adequate shipping harbor facilities nearby. Specials ships, cranes and a few hundred containers are contracted for transporting all the equipment over the Amazon River. Besides the exceptional shipping requirements, ARCADIS takes overall responsibility for the dismantling of the old power plant and the design and construction of the new plant.

THE RESULT_Within an extremely tight schedule of 8 months, two new power plants are constructed. Illuminating the beautiful city of Manaus. Generating power for the local inhabitants. Contributing to the ARCADIS network.

million resulted from obligations related to the acquisition of companies, € 43 million from consolidation and deconsolidation of subsidiaries, € 22 million from currency exchange rate differences and the remainder from Company growth.

Acquisitions and currency exchange rate differences resulted in an increase in goodwill on the balance sheet to € 116.0 million (2004: € 50.0 million). Identifiable intangible assets at year-end 2005 were € 8.3 million (2004 € 2.5 million). These assets are amortized over their economic lifetime - one to two years. As of 2004, goodwill is not amortized but subject to an impairment test once a year. In 2005, the Company reviewed goodwill assets and determined that no impairment loss had occurred.

Working capital, consisting of work in progress plus accounts receivable minus accounts payable, was further reduced. As a percentage of gross revenue (measured at the level of the fourth quarter times four), working capital declined from 13.3% in 2004 to 12.7% in 2005.

Cash at year-end 2005 was € 73.9 million (€ 2004: € 48.2 million). Net debt (cash minus interest-bearing debt) at year-end 2005 was € 52.2 million, against a net cash position of € 5.8 million in 2004. The increase in debt was mainly the result of loans secured to finance the acquisition of BBL in the United States. Interest-bearing debt also includes the remaining liabilities to the former shareholders of AYH and BBL, totaling €26.8 million.

At year-end 2005, € 258 million in short-term credit facilities was available (2004: €172 million). At the balance sheet date, € 2.1 million of these facilities were used. In addition, banks have pledged project bonds for € 40.0 million. At year-end 2005, ARCADIS’ long-term debt totaled € 116 million (2004: € 13 million). Short-term debt increased from € 244 million in 2004 to € 304 million in 2005. Of this increase, € 51 million was the result of shorter billing cycles. Another € 9 million resulted from acquisitions and € 9 million from currency exchange rate differences.

Shareholders’ equity rose by € 39.8 million to € 176.2 million at year-end 2005 as follows:

In millions of euros	Effect
Net income over the book-year 2005	33.4
Dividend payment over the book-year 2004	- 9.7
Currency exchange rate differences	10.0
Exercising of options	2.6
Temporary purchase of shares to cover option plan obligations	- 6.6
Additional paid-in capital by Stichting Lovinklaan for pensions	6.5
Option costs	0.6
Fiscal effects related to option plans	3.0

The balance sheet ratios remained strong. The net debt to equity ratio at year end was 0.3 (2004: 0.1). The net debt to EBITDA ratio was 0.6 (2004: - 0.1). The interest coverage ratio was 17 (2004: 10).

Developments by service area_Infrastructure

This service area is comprised of all ARCADIS activities that are focused on designing physical living environments, including planning for living, working and recreational areas, as well as highway, railroad and waterway connections. Water management, hydraulic engineering and civil engineering structures such as bridges and tunnels, as well as infrastructure development for the energy sector, are also components of this segment. This service area contributed 53% of ARCADIS’ total 2005 revenue (2004: 56%).

Strongly positioned in the infrastructure market The infrastructure market is dominated by the government. ARCADIS has strong local positions in this market. Our knowledge of local conditions and our long-term client relationships allow us to anticipate new developments and offer tailor-made services. From a broad range of multidisciplinary services, we offer integrated solutions for complex infrastructural challenges. In a number of areas, ARCADIS has specialized expertise. Our rail infrastructure experience is based on years of working on the Dutch railway network, one of the most densely traveled and safest networks in the world. A prime example of our expertise in bridges is the world-famous Millau Viaduct in France, the tallest in the world. In the area of tunneling, we have extensive expertise and experience, both in rocky and in soft subsurface soils.

Following is the SWOT analysis for infrastructure:

Strengths	Weaknesses
Strong local positions and broad service offerings	Limited recognition in relation to large projects
Specialization in rail infrastructure, including systems	International experience in development
Extensive experience in bridges and tunnels

Opportunities	Threats
Growth of investments in Central Europe and Asia	Sudden reductions in government investment
Privatization by governments, more public-private partnership projects	Increases in competition based on price
Major investments in rail and subway networks

Goals in the infrastructure market In light of the revised strategy, the following infrastructure goals were set:

•                  Further expansion and growth of strong local positions;

•                  Development of a recognizable market leadership position in rail infrastructure;

•                  Application of unique expertise in bridges and tunnels; and

•                  An organic growth of 4 to 6% per year.

The basis for growth in the infrastructure market is the continued expansion of our local positions. The development of the Transnational Growth Platforms “rail” and “bridges and tunnels,” combined with our strong local positions, should lead to enhanced growth.

Striving for market leadership in rail infrastructure The rail infrastructure market is expected to show strong growth. The modernization of systems, the construction of new high-speed railway lines or the expansion of rail networks will spur growth in this market. ARCADIS is already active in rail infrastructure projects in France, Poland, China, Taiwan, the United Kingdom and the United States often because of the combination of our local presence in those countries and our specialized expertise. To optimally leverage our growth potential, a Rail Business Team has been assembled and charged with international business development. A market analysis determined that the Netherlands, France, Poland, the United Kingdom and China are the best countries on which to focus. Acquisitions are also being considered as a means to gain easy access to certain markets.

THE CHALLENGE_Antwerp, commercial heart of Belgium and second largest port of Europe. A continuous flow of traffic to and from the port and docks crosses the city over the beltway. International traffic axes lead through the heart of the city. Daily commuter traffic. All resulting in traffic jams that over the years have become insolvable. The Antwerp master plan needs to improve mobility. The plan focuses on completing the Antwerp beltway. Final pieces are a tunnel under the Scheldt River and - the masterpiece - a bridge over the docklands. The Lange Wapper.

THE APPROACH_While ARCADIS’ Belgian engineers through the consortium TV Sam coordinate construction works for the complex master plan, their French counterparts deliver the concept for the Lange Wapper. Yet another technical tour de force of ARCADIS. A cable-stayed bridge, 2.4 kilometres long, supported by five 110-meter pillars. Solid and slim, while elegant at the same time. A cost- and space-saving double-deck construction: each deck consisting of three lanes plus an emergency lane. Seamless access to Antwerp, the port and the southern part of the beltway.

THE RESULT_A city in motion. Enhanced mobility. But, what’s more, the eye-catching Lange Wapper. A new icon to the city.

THE CHALLENGE_Los Angeles. Imagine the city. Imagine the traffic. Millions of people trying to reach their destinations in time every day. Locked in traffic jams, inhaling toxic fumes: is this utopia? What if there was a quicker, more reliable and an environmentally friendly alternative? An innovative solution, that’s what it takes to improve mobility.

THE APPROACH_The Orangeline high-speed maglev is a magnetic levitation transportation system, capable of travelling at speeds in excess of 240 miles an hour. At an elevated level, the Maglev safely operates above existing public highways and railroads. ARCADIS is the prime contractor for the private development team and overall program manager for this public-private partnership, leading a team of 24 private-sector firms and partnering with a Los Angeles-area transportation authority representing 14 member cities to plan, build and operate this state-of-the art system. The project includes developing new housing and retail, commercial and public improvements around each of the Orangeline stations.

THE RESULT_Reduced travel time and operational costs. Positive environmental impact. Improved safety, mobility and reliability. A better quality of life for everyone in the southern California area.

Applying our expertise in bridges and tunnels For bridges, a design and engineering knowledge center has been established in France to provide assistance in the procurement of projects. A good example is the Lange Wapper, a bridge in Antwerp, Belgium that will complete the beltway around Antwerp. The team who designed this bridge also designed the Millau Viaduct. We were able to leverage our involvement in the local project work of redesigning infrastructure in the Antwerp region to also win this bridge design.

For tunnels, a knowledge network in which several countries participate was established. In 2005, this network scored an important success. Using French tunnel expertise, a combined sewer overflow tunnel problem was solved for the City of Detroit. This success resulted in a project to design a new tunnel almost 8 miles long and more than 30 feet in diameter, with a water capacity greater than 200 million gallons. It is one of the largest tunnels of its kind in the United States.

Organic growth recovery; improved margin Growth in 2005 was 5%. The effect of acquisitions and divestments on balance was zero. The currency effect was 2%. Organically, activities grew by 3% as a result of strong growth in Brazil and continued growth in the United States, France and Belgium. In the Netherlands, activities declined by 4%, the result of a decline that occurred in 2004. The German market remained weak, while Chile also saw a decline. Overall, the margin improved to 7.6% (2004: 6.7%). Profit recovery in the Netherlands was a main contributor to this increase.

Gradual recovery in the Dutch market The Dutch infrastructure market is slowly improving. Three factors have contributed to this recovery: extra investments in rail maintenance and refurbishment, emerging recovery in the municipal market and the start-up of public-private partnership initiatives. To benefit from the growing demand for integrated solutions in rail maintenance, ARCADIS, in cooperation with Imtech and Dura Vermeer, established a new company: Asset Rail. In the municipal market, we scored with a new product: SmashCourt, a new all-season surface for tennis courts.

Strong growth in Central Europe

An important public-private partnership project in which ARCADIS is involved is the Zuid-as project in Amsterdam, where infrastructure will be brought underground. The project will be partially financed by real estate development.

Strong growth in the United States Activities in the U.S. infrastructure market increased by 30%, primarily the result of acquisitions. Organic growth was 6%. The favorable housing market led to a strong demand for land, thereby spurring a strong growth in land development. The transportation market improved as the new Transportation Equity Act (SAFETEA) was passed after two years of discussion. Under this act, the federal government will invest US$286 billion in infrastructure projects in a six-year time frame. As a result, larger projects that were delayed will now proceed. ARCADIS benefited from this increased federal funding, winning several large contracts, one of which is the North Atlanta Interstate Corridor for the Georgia Department of Transportation, valued at US$40 million.

Brazilian market exceptionally strong Strong demand for raw materials is driving the Brazilian economy and is creating a positive climate for investments both in the public, as well as the private, sector. As a result, we saw very strong growth in our activities in Brazil. ARCADIS Logos worked for mining giant Companhia Vale Do Rio Doce (CVRD) on the expansion and improvement of large shipping terminals in the Vitoria region. Extensive work was also done in the energy market. One project involved the complete relocation of the Breitener energy plant to Manaus, including design and project management services.

Positive developments in France, Belgium and Central Europe In France, government outsourcing of more work to private-sector firms, especially in rail infrastructure, spurred market growth. In Belgium, new infrastructure reconstruction projects around Antwerp were won, and a solid performance was posted in the municipal market. Contributions from European funds are stimulating investment in Central Europe. In Poland, a technical design contract for a section of the Warsaw beltway, having a contract value of approximately € 10 million, was won. In the Czech Republic, activities also developed favorably.

Outlook It is expected that the Dutch market will continue to recover. Improved economic conditions positively affect government budgets, resulting in more available funding for maintenance and refurbishment of existing infrastructure. The market climate has also improved as a result of ongoing public-private partnership projects. In France and Belgium, market conditions remain favorable, although growth is flattening slightly. This flattening growth rate is offset by the solid market prospects in Poland and the Czech Republic where considerable investments are being made with European funds. In Germany, the economy is improving, but the effect of that improvement on the infrastructure market is unclear.

In the United States, the positive impact of the federal investment program SAFETEA is clearly visible. Good opportunities exist for further involvement with combined sewer overflow tunnels. Reconstruction of areas in the southern United States that were ravaged by hurricanes also yields much work as ARCADIS is particularly well positioned for projects involving water management and environmental services. In Brazil, the market outlook is positive, while the Chilean market is expected to improve.

Developments by service area_Environment

The environment service area - 29% of revenue (2004: 27%) - includes all activities related to improving and maintaining air, soil and surface-water quality, as well as nature projects. Also included in this service area are projects related to noise abatement, solid waste disposal and external safety.

A leading player in the market A considerable portion of our gross revenue in the environment service area results from soil and groundwater remediation projects. In this area, ARCADIS maintains a world leadership position that is based on cost effective remediation technologies, a solid reputation and the Guaranteed Remediation Program (GRiP®). Under GRiP®, we provide turnkey solutions for the remediation of contaminated properties at a guaranteed price, while covering risks with insurance policies. In addition, we are able to serve multinational companies in multiple countries. This is significant as a growing number of multinational companies are reducing the number of consultants they use. ARCADIS’ client list already includes many multinational companies.

Following is the SWOT analysis for environment:

Strengths	Weaknesses
International network for services to multinational clients	Limited position in Asia
Top-notch client list, many multinational companies	Limited portfolio of front-end consultancy services
Cost-effective remediation technologies and GRiP®

Opportunities	Threats
Demand of multinational companies for international services	Economic decline: less environmental spending
Integration of Blasland, Bouck & Lee, Inc.	Reduced environmental spending by the
Redevelopment of contaminated industrial properties	Department of Defense in the United States

Goals in the environmental market In light of the revised strategy, the following goals were set:

•         Global market leadership in soil remediation;

•         Leveraging this position to add new environmental services;

•         Market leadership in environmental services to multinational clients; and

•         Organic growth of 8 to 12% per year.

In order to attain these goals, environment has been named as a Transnational Growth Platform. For Europe, this will require growth in industrial services and the implementation of American technologies and GRiP® solutions. To this end, a European environmental team has been established to achieve these targets together with the operating companies in the different countries. In the United States, a core environmental team already exists. That team focuses on increasing market share with the federal government and expanding our market share through our GRiP® and

RECLAIMSM offerings. The American team also provides support to our South American operations. In that market, the focus is on growth in industrial services. In all regions, expanding services to multinational clients through global account management is an important goal.

Strategic strengthening through BBL At the end of the 2005 third quarter, Blasland, Bouck & Lee, Inc. (BBL) was acquired in the United States. BBL has more than 900 employees in 42 offices throughout the United States and specializes in environmental and soil remediation services. Approximately 80% of BBL’s gross revenue is generated from the services they provide to private-sector companies, a considerable number of which are Fortune 100 companies. Joining ARCADIS provides BBL the opportunity to also serve these clients outside the United States.

THE CHALLENGE_A remote place in the Amazon rainforests of north-eastern Peru. A number of active and inactive oil fields, some of which are located within the national nature reserve. Exploration and the subsequent production of petroleum have resulted in environmental impacts to waterways, lagoons and surface soils. How do you provide a sustainable solution with the best available equipment and technologies? And at the same time guarantee a safe working environment for engineers on-site. In an area that is so difficult to reach, even the logistics require an intelligent solution.

THE APPROACH_ARCADIS and its local partner are implementing remediation technologies and strategies based on a feasibility study performed earlier by the client. Activities range from collecting and incinerating contaminated vegetation and floating hydrocarbons, to the biological treatment of petroleum-impacted soils in-situ and in engineered cells, to cleaning up the petroleum-impacted sediments using an inverse emulsion process – petroleum ecological cleanup system. To house and feed on-site personnel and to provide medical services, base and communication facilities will be constructed at the oil fields.

THE RESULT_Safeguarding the Amazon rainforest and its natural resources. A sustainable balance between the environment and Peru’s economic development.

THE CHALLENGE_A company that is completely dependent on a healthy environment for its continued success recognizes the need to conduct its business in a sustainable way. Striking the right balance between market demands and safeguarding the environment for future generations. As one of the largest forestry companies of Latin America, Celco owns some 800,000 hectares of forest plantations. From wood pulp to the best knot-free wood, the company always focuses on high added-value products.

THE APPROACH_ARCADIS’ professionals fully supported Celco in ensuring compliance with Chilean legislation while reducing the adverse impacts of its operations on the environment. ARCADIS conducted environmental analysis and studies to get approval from authorities for developing pipelines to dispose of treated wastewater into the sea. An environmental impact assessment of all the design elements was completed, resulting in the implementation of measures to comply with environmental regulations.

THE RESULT_Conducting business in a sustainable way. Safeguarding the forests and the environment for the community. Now and in the future.

Together with BBL, we are one of the top three global providers of environmental services and are the market leader in providing these services to private-sector companies. The acquisition provides a myriad of synergy opportunities: BBL gains the resources to provide services to their clients outside the United States and apply GRiP® solutions and ARCADIS technologies in their projects, and ARCADIS gains BBL’s expertise in sediment remediation. BBL’s operational margin exceeds that of ARCADIS, in part because of their successful client-focused business model. This model forms the basis for BBL’s integration with our American operations. Successful integration is an important priority in 2006.

Strong growth; higher margin With 33% growth, environment was by far the strongest growing service area. Acquisitions in the United States constituted an important component of this growth – 22%. The currency effect was 1%. For the third consecutive year, this service area reported double-digit organic growth, totaling 10%. A large portion occurred in the United States, where organic growth was 14%. In addition, solid organic growth was achieved in most European countries and Brazil. The margin increased to 9.7% (2004: 9.3%).

Greystone Environmental Consultants brings expansion of services With the acquisition of Greystone Environmental Consultants, Inc. in mid-2005, we expanded our scope of environmental services in the United States. With 130 employees, Greystone is predominantly active in the field of permitting, monitoring, environmental planning and feasibility studies. This acquisition allows us to offer more front-end environmental services and gain early access to projects.

GRiP® remains successful; European market shows interest With a 20% growth, the GRiP® program outpaced growth in other environmental activities in the U.S. market. The U.S. Department of Defense awarded almost no new projects; however, we were successful with private-sector clients, where we scored almost US$60 million in new GRiP® contracts. At 2005 year end, backlog for these types of projects totaled approximately US$250 million. Meanwhile, European clients are

Focus on expanding services to industry

showing an increased interest in GRiP® solutions. In 2005, the first GRiP® contract was awarded in Poland, while in France and the Netherlands, GRiP® opportunities are being pursued with clients.

RECLAIMSM gains ground In an effort to curb operational expenses, companies are consolidating their production facilities. ARCADIS has developed a program to assist these companies with the redevelopment of their obsolete properties: RECLAIMSM. RECLAIMSM offers a total business solution for an industrial site that is about to be closed. The solution consists of a remedial approach, often based on GRiP®, combined with plans for the redevelopment of the site, which is structured in such a way that the profits realized from the redevelopment are applied in part to the remediation costs.

Growing environmental awareness in South America Brazilian companies are increasing their environmental spending – in part due to stricter regulatory enforcement. The result has been an increase in our activities for a number of companies. In Chile, the government is enforcing regulations that ensure that industrial activities are in line with prevailing environmental standards. As a result, we are providing integrated services for mining companies.

European legislation drives project demand Increasingly, companies are requiring assistance with product stewardship issues – the impact that substances may have on human health or the environment. Because of our expertise in toxicology and epidemiology, we are able to provide services in this area. The introduction in December 2005 of a new European legislation titled Registration, Evaluation and Authorisation of Chemicals (REACH) has stimulated this market.

Outlook The solid backlog with multi-year GRiP® contracts and the synergy potential with BBL and Greystone offer an excellent base for continued growth in the United States. It is expected that the U.S. Department of Defense will award remediation projects again this year, offering opportunities for GRiP® implementation. In Europe and South America, we are focusing on the expansion of industrial services. In this respect, services provided to BBL’s multinational clients can lead to growth. The fact that GRiP® has sparked attention in several European countries may result in the expansion of our industrial services in those markets as well. Implementing the RECLAIMSM approach on obsolete industrial properties also provides good prospects. The Central European market is growing as a result of the passage of European legislation. Stronger enforcement of environmental legislation in South America is driving companies to increase their environmental spending.

Developments by service area_Facilities

Activities in this service area involve facilities in which people live, work or relax. Projects include office buildings, manufacturing facilities, hotels, shopping centers, logistical centers, hospitals, schools, and stadiums. This service area comprised 18% of ARCADIS’ total gross revenue (2004: 16%).

Strongly improved position in the facilities market The facilities market is strongly influenced by the level of private investment and therefore is more cyclical. In the past two years, ARCADIS has focused on transitioning to higher added value services in an effort to improve profitability. Greater emphasis has been placed on expanding project and program management and facility management services. The acquisition of AYH was an important step in this. At the same time, we began reducing and outsourcing our detailed engineering activities. It was becoming increasingly difficult to offer distinguishable services to the marketplace, which negatively impacted our profitability and led to the 2005 first quarter sale of detailed engineering services in the United States.

Following is the SWOT analysis for facilities:

Strengths	Weaknesses
Project, program and cost management	Limited presence in specific countries
International network	Competition on price in detailed engineering
Experienced in facility management

Opportunities	Threats
Additional demand for turnkey projects	Sensitivity to economic cycles
Growth of international real estate portfolios	Sudden declines in real estate investment
Outsourcing of non-core activities by companies

Goals in the facilities service area In light of the revised strategy, the following goals were set:

•         Strong position in project and program management, making us the benchmark for international real estate investors;

•         Strong player in facility management, initially focusing on the Netherlands, Belgium and Germany;

•         Outsourcing or reducing detailed engineering activities; and

•         Organic growth in project and program management of 5 to 10% per year.

A growth goal for the entire service area has not been set because it is strongly dependent on the pace at which detailed engineering services will be reduced and the facility management market will develop.

AYH strengthens project and program management In mid-June 2005, AYH was acquired in the United Kingdom. The company, which is headquartered in London and has approximately 340 employees, specializes in project and cost management, and consultancy services in real estate projects for private- and public-sector clients. In 2005, AYH capitalized on the favorable market conditions in commercial real estate in and around London and on the growth in the urban renewal market stimulated by regulatory changes. Considerable efforts were made during the last phase of the new 60,000-seat stadium for the London-based soccer club Arsenal, including redeveloping the surrounding area for multi-family residential and commercial use.

THE CHALLENGE_Meeting your automotive client’s targets means accelerating at high speed. In line with its strategy to localize its production close to its U.S. customers, Honda is building an engine transmission facility in Tallapoosa, Georgia. The plant will support the production of Honda’s latest Pilot and Odyssey models. Honda selected ARCADIS to support them in meeting their aggressive schedule – quick transmission from one gear into another.

THE APPROACH_ARCADIS provided the engineering design and construction planning for building Honda’s new transmission facility. A fast-track design schedule, accomplished in just 6 months even with the client making on-the-fly changes to the design. The facility was engineered concurrently by four ARCADIS offices. Client reviews were held weekly with the project team, ensuring schedule integrity.

THE RESULT_Honda’s Pilot - rugged and refined. Honda’s Odyssey-everything you want in one shiny package. The power of dreams. Made possible by ARCADIS.

THE CHALLENGE_DSM, global creator of innovative products and services that promote a healthier, more sustainable, enjoyable and efficient way of working and living. Sabic, global manufacturer and marketer of hydrocarbon and metal products. Both companies operate in a competitive environment. Focusing on the business they do best is the key to their success. Concentration on core expertise to be more efficient. To provide more added value to stakeholders.

THE APPROACH_DSM and Sabic outsourced their non-core business to a specialized company - ARCADIS Aqumen Facility Management. Experts who take responsibility for managing and delivering a broad range of services. From maintenance and real estate management to catering, cleaning, and the transportation of personnel.

THE RESULT_Concentration on core-business. More efficiency and reduced cost. A better value for clients.

Organic growth in most countries Gross revenue increased 9%. The contribution from acquisitions and divestments was 2% on balance and included an increase resulting from the acquisition of AYH and decreases resulting from the sale of our U.S. detailed engineering activities and our interest in the Spanish company Grupo EP. Organic growth was solid at 7%. All countries contributed to this increase except for the United States.

Strong margin improvement The two-year transition of focusing on greater added value services has positively influenced profitability. The reduction in detailed engineering services and the expansion into management services have resulted in a margin increase to 7.7% compared with 1.4% in 2004 and –1.1% in 2003.

ARCADIS Worldwide Project Consulting With the acquisition of AYH and the earlier acquisitions of Homola in Germany, PRC in the Netherlands, Logos in Brazil and CDG in the United States, ARCADIS now has an international network of companies specializing in project and program management. This positions the Company well for the growing demand by international investors and real estate developers for support in their investment programs and the management of their real estate portfolios. This demand led us to establish ARCADIS Worldwide Project Consulting, a Transnational Growth Platform aimed at growth in project and program management.

Dutch market improving Throughout 2005, conditions in the Dutch market improved. Changes in the healthcare market are driving demand for building project consultancy, while substantial funds are being allocated in education, resulting in increased investment. In the municipal market, the theme is urban value creation. This involves optimally managing real estate to generate financial investments for urban restructuring. The complexity of these projects stimulates demand for independent process management services. To combat the abundance of office vacancies, a conversion tool was developed in cooperation with the University of Delft. This tool can easily be used to determine the added value of converting office space into other usable space, such as apartments.

Strongly improved growth prospects

Important new contract in facility management ARCADIS has a joint venture with British-based Aqumen, ARCADIS Aqumen Facility Management (AAFM) in which Aqumen provides systems and experience and ARCADIS provides market contacts in mainland Europe. Since 2004, AAFM has provided facility management services for the offices of Philips in the Netherlands. This contract has been extended to include additional locations, such as Drachten, in 2005. At the end of the third quarter, AAFM was awarded a new, important contract in which facility management services will be provided for DSM Nederland and Sabic production sites and offices in the south of the Netherlands. The contract has a four-year term and will allow AAFM to manage and procure € 40 million worth of services on an annual basis.

Growth in the European market In all European countries, solid growth was achieved. In France, a major tire manufacturer retained us to develop a production facility in Brazil. Our Belgian offices will provide the design capabilities, while our Brazilian firm provides local preparation and construction management services. In Belgium, growth in industrial services was strong, and new services for the maintenance and management of production facilities were developed, based on solid client relationships. Growing real estate investment was the main driver for the sharp increase in our German activities, particularly in project management. Project management activities in the Czech Republic also experienced excellent growth.

Outlook The transition to management services has strongly improved the growth prospects in the facilities service area. In addition, the improving economic conditions in most European countries are expected to lead to growing real estate investments. In the Netherlands, the market for hospitals, schools and public-sector real estate development is providing opportunities. The converting of vacant office space into highly desirable real estate is also an attractive consultancy market. The new contracts in facility management will contribute to growth in 2006. Further growth is expected in the British commercial real estate market, certainly in London, which will host the 2012 Olympic Games. In addition, the inner city housing market and public-private partnership projects in healthcare and education provide good opportunities. In Belgium and France, market conditions are expected to remain strong, while the improved economic outlook in Germany may have a positive market effect. In the United States, strengthening of project and program management services for real estate is a main priority.

Developments by region

The Netherlands

Gradual market recovery The Dutch market is showing gradual signs of recovery; however, gross revenue decreased by 4% to € 288 million (2004: € 301 million). Of this decrease, 2% is the result of the sale of activities, while 1% is attributed to decreased revenues from divestments. The 1% organic decline occurred solely in the infrastructure service area. This decline however was less than in 2004, underscoring the market’s improvement. The environmental market also improved: the strong decline in 2004 was transformed into healthy growth in 2005. After very strong growth in the facility service area in 2004 as a result of the facility management contract with Philips, growth flattened in 2005 but still remained at a good level. Higher investments in education and healthcare were the drivers for the growth at PRC. Backlog in the Netherlands at year-end 2005 was 22% higher than a year earlier, confirming the gradual market recovery.

Improvement in profitability The restructuring measures implemented in the Netherlands in 2004 clearly had a positive effect on profitability. Organically, EBITA improved by € 2.2 million or 20%. This was partially offset by the effect of acquisitions and divestments. As a result, EBITA totaled € 12.5 million (2004: € 11.1 million).

United States

Strong revenue and profit growth In the United States, gross revenue increased 31% to € 349 million (2004: € 267 million). Acquisitions contributed 23% to this growth and include the two 2004 acquisitions and the 2005 acquisitions of Greystone (June 30, 2005) and BBL (September 30, 2005). At 8%, organic growth also continued at a good level. For the first time in years, the currency effect was zero.

Activities in the environmental market developed very favorably. In this service area, growth was more than 50%, of which 14% was organic. The acquisitions of BBL and Greystone and the success of the GRiP® program have laid the foundation for continued growth. In the infrastructure market, a solid performance was also recorded: 30% growth, 6% of which was organic. The signing of the SAFETEA legislation triggered the release of larger projects into the market. Activities in facilities declined by 37%, the result of the sale of the detailed engineering activities and an organic decline.

EBITA increased very strongly to € 20.9 million (2004: € 13.2 million). The 58% increase primarily resulted from acquisitions, while the sale of a portion of the activities in the facilities service area also contributed positively to EBITA.

Other European Countries

Revenue and results increase In the other European Countries (Belgium, Germany, France, the United Kingdom, Poland and the Czech Republic), gross revenue rose 5% to € 267 million (2004: € 254 million). On balance, acquisitions and divestments caused a decrease of 1%. This was the result of the sale of our 50% interest in the Spanish company Grupo EP in mid-2005. The effect of this sale on gross revenue was almost entirely offset by the contribution from acquisitions completed in 2004, as well as the acquisitions in 2005 of SWK in Belgium and AYH in the United Kingdom.

Organic growth was 6%. In Belgium, France and Poland, organic growth remained strong. In Belgium and France, market conditions were favorable, and activities grew in all three service areas. In Poland, growth was strongest in the environmental market. Through Profil, we were able to capitalize on investments in infrastructure despite new legislation that caused some delays in the release of projects into the market. In Germany, gross revenue was stable: the increase in environment and buildings was offset by a decline in infrastructure resulting from limited government investment. In the Czech Republic, market conditions were good, and activities developed positively.

EBITA rose 45% to € 18.1 million (2004: € 12.5 million). The acquired companies contributed strongly to the increase, but organic growth was also good, particularly through contributions from Belgium and to a somewhat lesser extent from France.

Rest of world

Activities in the segment Rest of world include Brazil and Chile, as well as projects in developing countries for donors such as the World Bank and the European Union. Gross revenue increased by 25% to € 97 million (2004: € 78 million). The sale of two smaller companies in the donor-financed market resulted in a gross revenue decrease of 6%. The strong increase in the value of the Brazilian Real produced a positive currency effect of 12%. Organic growth was 19% and predominantly came from Brazil, where activities grew by 65%. The Brazilian economy is affected by the strong demand for raw materials; this demand led to a strong increase in infrastructure investment. Demand for environmental services also increased. In Chile, an organic decline in activities occurred. Conditions in the donor-financed market improved somewhat, as exemplified by the organic increase of 3%.

EBITA was € 5.8 million (2004: € 2.4 million). Of this amount, € 1.2 million resulted from an increase in the value of Brazilian currency. The remaining increase in profitability resulted from the very solid development of our Brazilian operations.

Human Resources Management

In 2005, the ARCADIS strategy was sharpened. Achieving growth from strong local positions, using our specialist expertise and client relationships around the world, is the key element. Realizing this ambition hinges on the expertise, skills and entrepreneurialism of our employees. Human Resources policy, therefore, plays a key role in achieving our strategic goals.

Important elements in our human resources policy are:

•         Professional recruitment and selection;

•         Stimulation of personal development;

•         Training and education;

•         Open communication;

•         Equal career opportunity, regardless of personal background;

•         No discrimination or intimidation; and

•         Healthy and safe working conditions.

In cooperation with the human resources managers in the operating companies, the strategy is translated into starting points for the human resource policy. Important principles are anchored in the ARCADIS General Business Principles.

At corporate level, human resources activities are focused on further strengthening the potential within the group to provide an effective response to the increasing complexity of the processes and projects in which we are involved, as well as the internationalization of the group. To that end, human resources activities will focus on: -Early identification of potential;

•         Effective leadership development for our key positions and the new strategic priorities;

•         Selecting and recruiting of new talent for the Transnational Growth Platforms (TGPs); and

•         Strengthening of behavior based on our core values, thus building on an ARCADIS culture that challenges our professionals to grow — a culture in which integrity, entrepreneurialism and agility are the bases for daily operations.

Identification of potential and succession planning Using a tailor-made system for assessing performance and potential, a group of 250 employees with leadership skills were identified from around the world in 2005. The best candidates were selected to be promoted to top technical, commercial or management positions, thus ensuring that each operating company now has an internal succession plan. This program allows us to fill key positions from within. This is also important for the growth prospects we can offer employees.

Strengthen cohesion at an international level

Leadership development How do you further develop good leadership skills? Talent is obviously important but no guarantee for success. For talented people with a technical background, broadening knowledge and experience at a relatively early point in their career is a must. This means, gaining broad experience with clients, as well as ARCADIS’ activities. It also means learning how to motivate a team, overcome resistance and successfully implement change. Leadership is developed by exposure to the new and learning from mistakes. For top potentials, an approach was developed that challenges them to prepare themselves for a future role. Current leaders play an important role in this process by allowing top potentials the opportunity to gain experience with issues that are of strategic importance for the Company’s future.

Recruitment and selection To select the right people for key positions, a program was developed to assess the personality, attitude and skills of candidates. The recruitment and selection processes in the United States and the Netherlands were changed to the new standard in 2005. The remaining operating companies will follow in 2006. In addition, an action plan was developed to support the TGPs in their recruitment and selection needs and to create optimal staffing conditions in these strategically important activities.

Advanced Management Program In the 2005 first quarter, 17 candidates from seven countries were selected for the Advanced Management Program (AMP). This internal training program consists of two one-week seminars. The first seminar took place in September 2005 and received positive reactions. Attendees participated in discussions in which four project proposals were selected: innovation, priorities for international strategy, design profitability and cost management, and outsourcing of work to third parties. The candidates will have to cooperate closely in the months between the seminars to detail the project proposals. This strengthens internal cohesiveness at an international level. The groups will present their findings at the second seminar in March 2006.

Number of employees The total number of employees declined from 9,638 at year-end 2004 to 9,134 at year-end 2005. These numbers represent employees who are on the ARCADIS payroll. Including temporary and other staff, capacity at year-end 2005 totaled 10,101 employees (year-end 2004: 10,474 employees). The decline in the number of employees was mainly the result of the sale of the 50% interest in Grupo EP in Spain with more than 1,700 employees. Even though this company’s figures were consolidated proportionally, regulations required that the number of employees be included fully in ARCADIS’ headcount.

Absenteeism Absenteeism developed positively. Overall, absenteeism declined from 2.6% in 2004 to 2.4% in 2005, predominantly as a result of more effective policies to combat absenteeism in the Netherlands and Poland.

Sustainable business conduct

ARCADIS strives to conduct its business in a sustainable way, providing lasting benefit to all who are involved with the Company. This means taking responsibility for the effects of our activities on the human habitat. This concern for the human habitat is something that typifies the role ARCADIS has fulfilled in its more than 100-year history. But sustainable business conduct goes beyond that. It includes:

•         The effect of our work on its surroundings;

•         Social involvement;

•         Integrity of the Company and its employees;

•         Health and safety;

•         Social policy – offering employees opportunities for development; and

•         Corporate governance, transparency and accountability.

The latter two components are described in separate sections of this report. The remaining elements are discussed below.

The effect of our work on its surroundings

Impact of our projects The largest impact ARCADIS has on its surroundings is through the projects it executes for its clients. We consider sustainability to be part and parcel of our responsibility in these projects. Environmental projects often provide direct contributions to environmental improvement: we clean up environmental legacies. In projects related to infrastructure or facilities, the consequences of these projects on the environment or the human habitat are an important consideration in our work.

We continually invest in the development of new technologies, processes, products and services that create environmental advantages. In 2005, the Company developed a method that helps alleviate the fine dust particles emitted by cars, in which a collection system installed in the sewer system removes the air particles, thus reducing air emissions. Initial tests have shown that a 10% reduction is possible.

A new theme is climate change, caused by greenhouse gas emissions. In Brazil and Poland, ARCADIS works on projects that contribute to the reduction of methane gas emissions by flaring off or capturing these gases and using them for energy production. These projects are financially feasible because their positive environmental impact makes them eligible to receive carbon credits – emission rights, which are tradable.

Sustainability in our own business conduct Due to the nature of our work – consulting, engineering and project management – the environmental impact of our Company’s activities is limited. Of course, the Company strives to operate in an environmentally benign manner. It does this by separating and/or recycling paper, limiting mileage usage on company cars (by fostering the use of video conferencing), encouraging the use of public transportation and using energy-efficient offices. The Company does not intend to systematically manage and report on all of these efforts, as the costs involved would far outweigh the environmental benefit achieved.

Social involvement

Working on projects in the community Together with the KNHM Foundation – a large shareholder in ARCADIS – we worked on a number of innovative projects in 2005 aimed at contributing to the improvement of the human habitat. This way, the

THE CHALLENGE_Water – the indispensable source of life for human kind. We can’t survive without it. We need to protect it now for future generations. Within the European Union, this growing awareness to protect our natural heritage has resulted in the EU Water Framework Directive – an ambitious plan. Before the 2015 year-end, good environmental water quality should be reached in all EU Member States. A challenge for ARCADIS. Hungary asked us to conduct an ecological survey of all surface waters in the country and to formulate a nation-wide monitoring program.

THE APPROACH_ARCADIS developed an efficient method for testing water status – a guideline describing all the biological quality elements. Local people were trained. Half a million water samples were collected and analyzed. The results were implemented in a monitoring and assessment system. Within a year, the project was successfully accomplished.

THE RESULT_The experience gained in Hungary pushed boundaries. Projects in other Central European countries and The Netherlands followed and proved to be successful. In Europe, good environmental water status is within reach.

THE CHALLENGE_Despite having one of the world’s most abundant natural water resources in the world, Brazil’s rivers and seawaters are plagued by increasing pollution. In the rapidly growing coastal region of the state of São Paulo Baixada Santista - wastewater is discharged untreated into the river and sea. Eighty percent of the water monitoring points in this region fail to meet water quality standards, affecting the living environment of the local population ever more seriously. Also, the economy is under attack. The region strongly relies on tourism, but contaminated beaches form a serious threat.

THE APPROACH_The sanitation improvement project for the Baixada Santista aims to improve and expand the sewage system, develop an environmental monitoring system and upgrade the living environment of the local population. This huge project involves more than 1,000 kilometers of sewage network, 125,000 new household sewage connections, 7 new wastewater treatment plants, 100 pumping stations. For decades, ARCADIS has been a trusted and dedicated partner in managing major sewage and water projects in this region. So, with full confidence, the client entrusted the responsibility for the overall time and cost planning and control to us.

THE RESULT_Clean beaches to enjoy. For locals and tourists. A better quality of life. For everyone.

dividend KNHM receives from the Company is used for environmental improvement. A good example of this cooperation is the project “Water near the house.” This project stimulates the dialogue on water management between citizens and farmers. Employees are allowed to use a portion of Company time to participate in these types of volunteer projects.

Involved global citizens ARCADIS actively supports community activities and cultural developments.

For the last four years, the Company has been building an art collection, which currently totals more than 70 pieces. Its purchasing policy is aimed at the acquisition of modern art with the purpose of encouraging young artists. In the Netherlands, talented young artists receive grant money to participate in a resident study program at the Dutch Academy of the Arts.

Our Belgian company adopted an agricultural training program for fifty mothers and their families in Kinshasa, Congo. In the United States, and elsewhere, local community projects are actively supported.

Working on disaster relief and rebuilding When the tsunami struck Asia in December 2004, ARCADIS led a support action for victims that yielded € 200,000, including a contribution from the Lovinklaan Foundation. The aid is being provided to projects in Sri Lanka, an area where the Company has extensive experience through ARCADIS Euroconsult. Through cooperation with ABN AMRO, the amount was doubled. The money was used to rebuild a solid waste collection system and ecological tourism facilities, as well as to reconstruct rice paddies and irrigation systems.

We also responded when Hurricane Katrina struck the New Orleans area, where the Company has offices. In total, US$100,000 was contributed to the relief efforts.

Integrity as a principle

The ARCADIS General Business Principles This code serves as a guideline for our business decisions and activities and is applicable to all employees. The Business Principles detail our responsibilities to society, clients, employees and shareholders. With regard to society, this responsibility not only implies a commitment to abide by national laws and respect local cultures but also implies a commitment to respect the environment when implementing a project. Gifts, in whatever form, are never to be given or received with the intent of influencing decisions. ARCADIS’ services are based on free trade and honest competition. We abide by competition laws and regulations. With regard to clients, our responsibility is to maintain professional integrity: reliability linked to an independent professional judgment and objectivity, as well as full transparency regarding possible conflicts of interest. With regard to employees, ARCADIS commits itself to being an equal opportunity employer, offering personal development and career opportunities in healthy and safe working conditions. With regard to shareholders, ARCADIS focuses on increasing shareholder value by achieving a responsible return on capital invested. The full text of the business principles can be found on the website.

Dealing with dilemmas Although the integrity code is prescriptive, it cannot possibly provide a solution for every dilemma we may face in our day-to-day activities. An active integrity policy ensures that possible problems are discussed and that responsibility is taken for the choices made. Employees are therefore encouraged to discuss issues with their supervisors.

Accountability The management of each operating company certifies the implementation of the Business Principles in a Letter of Representation. Employees will not be held responsible for the loss of work resulting from abiding by the General Business Principles. ARCADIS has also introduced a whistle blower policy for employees, so they will not suffer negative consequences for reporting violations of the code. However, an offense against these principles can lead to sanctions up to and including termination of employment with the Company.

Health and safety

Developing a Company-wide policy In ARCADIS’ Business Principles, we have committed to offering a healthy and safe work environment for all our employees. The starting point is that, in all countries in which we have activities, ARCADIS is in compliance with local regulations for health, safety and environment. Many operating companies have active policies in this area, based on local regulations. Because ARCADIS is active in numerous countries and provides many services to multinational companies, a firm-wide health and safety policy will be introduced in 2006. A

THE CHALLENGE_Forty years of manufacturing leaves its traces. In its facility near Paris, PCE SAS produces auto motive piston rings from 1962 to 2005. Operations include using solvents and chrome plating, resulting in impacts to soil and groundwater at the site over the years. In the late nineties, PCE SAS starts to look for a partner who can provide a safe and sustainable solution to the environmental legacies at the site. ARCADIS offers local presence, a solid reputation with local environmental authorities, a global team of experts and an impressive track record in innovative remediation services. The start of a long-term relationship.

THE APPROACH_It begins with interim actions to isolate 2,500 tons of impacted soils. Followed by the installation of a groundwater collection and treatment system, which recovers 2.2 tons of TCE and 0.5 tons of chromium. ARCADIS develops a risk assessment and groundwater model that is used to support site-specific cleanup criteria. And develops a final remedy that involves the use of ARCADIS’ patented in-situ reactive zone technology destroys TCE and immobilizes chromium within the subsurface. Risk- and reward-sharing contract elements stimulate both partners to jointly work on the successful completion of this complex remediation project.

THE RESULT_A cost-efficient, safe and sustainable solution. Focused on long-term protection of human health and environ- ment. A win-win situation for people, planet and profit.

proactive and preventative approach is the starting point for the policy. A culture of working healthy and safely has to be an integral part of the overall Company culture.

Much has already been done The existing health and safety programs in the various operating companies provide ARCADIS an excellent foundation for further improvements. In the United Kingdom, ARCADIS has a comprehensive program for safety, quality and environment based on international standards. Our newly acquired company AYH totally revised its safety policy in 2005. Newly acquired BBL received the coveted “Pewter Stag” award from Hartford Insurance for its excellent contribution to risk reduction. In addition, BBL had 500 employees attend defensive driver courses, contributing to a reduction of our at-fault accidents by more than 50%. A Near Miss Reporting Hotline was introduced, enabling anyone to call in an opportunity for improvement.

In the Netherlands, a new framework contract for soil remediation that was signed in 2005 with Nederlandse Aardolie Maatschappij (NAM) requires ARCADIS employees to be continuously trained in safety requirements. In Germany and Austria, ARCADIS conducts service station remediation projects under a framework agreement. ARCADIS was selected by a major oil company in part because of the behavior-based health and safety management system implemented by our German company.

Outlook 2006

It is expected that the Dutch market will continue to gradually improve. The improving economy may lead to the release of more funds for the maintenance and renewal of rail infrastructure, while public private partnership initiatives will also lead to more work. In Europe, market conditions in France and Belgium are favorable. In Central Europe, an increase in investments is expected, stimulated by European Union funds. In the United States, the federal investment program SAFETEA has a positive effect on the market. The high level of investments in Brazil leads to a lot of work. In environment, the good backlog from long-term GRiP® contracts provides a solid basis for further growth in the United States. In Europe and South America, the emphasis will be on expanding services to industry. BBL clients, many of whom are Fortune 100 multinational companies, offer good prospects. The transition to higher value added services has considerably increased the growth potential in facilities. Increasing investments offer opportunities for project management in schools, hospitals and commercial real estate. In addition, the new facility management contracts will also contribute to growth in 2006.

Outlook for 2006 is positive

The outlook for 2006 is positive. Market conditions are favorable, and with recent acquisitions, we are in an even better position to benefit. Our policy is aimed at achieving growth through synergy from strong local market positions. In doing so, we will focus on services to multinational companies and in soil remediation, rail infrastructure, bridges and tunnels, as well as project management. We will continue to focus on higher value added activities to further improve margins. The integration of BBL, incorporating their client-focused business model, is a key priority in 2006. Expansion through acquisitions will continue, although at a lower pace than in 2005. Barring unforeseen circumstances, we expect continued growth in gross revenue and income in 2006.

Sustainability

Beyond sustainability

The challenge At the beginning of the 20th century, a family business producing high-quality confectionery and biscuits founded a baby food company in Friedrichsdorf. The birth of a famous brand - Milupa. With its successful growth over the years, the location of the Milupa production plant in the town center becomes more and more inadequate. No room for growth and development. Leaving its place of birth seems inevitable. An empty nest in the heart of town. New opportunities for redevelopment.

The approach ARCADIS developed different urban renewal concepts for the Milupa site based on an asset analysis and market research. And calculated the profitability of each concept. A mixed-use plan focusing on retail and housing development was the most valuable. Providing the town with the exceptional chance to develop a revitalized city center. Providing project developers and investors with an attractive investment. Offering attractive houses for local inhabitants. Keeping economic and urban development in good balance.

The result A new, revitalized city center. Linking the old and new town. History and future. The rebirth of a town.

Economic development and quality of life go hand in hand. Sustainability and improvement of the human habitat are key performance measures in new developments. They form the basic conditions for the way companies are managed. Economic development and sustainability are no longer competitors. They go well together. This way, there is much to be won...

Dieter Ohler, Managing Director of Milupa GmbH - “When we decided to close the Milupa plant, new opportunities for the city of Friedrichsdorf arose. The inner city lacked retail facilities and charm. Moreover, it was divided in half by a rail line. Not the best ingredients for an attractive center.”

Jörg Siebert, ARCADIS’ Director of Site Development - “The 10-acre Milupa site is situated in Friedrichsdorf’s center. Together with the city council, we looked into a reorientation of the town. Based on a market analysis, we developed several scenarios that included the municipality’s strategic goals.”

Dieter Ohler - “We signed a framework contract with the city that contained their preconditions for redevelopment. ARCADIS produced a mixed design including industry, retail, residential real estate, hotel and sports facilities and a new office for our sales, accounting and research activities.”

Jörg Siebert - “We succeeded in creating an integrated plan with high priority to sustainability and interesting opportunities for all stakeholders. Satisfying the needs of Milupa, the city of Friedrichsdorf, investors and the end-users. One thing that clearly added value was our discounted cash flow analysis of the project, which is used by investors to evaluate target projects.”

Dieter Ohler - “ARCADIS performed excellent project management and selected potential investors for the site. ARCADIS also showed their experience by solving challenges we encountered in the course of the project, thus ensuring no time was lost.”

< Jörg Siebert        Dieter Ohler >

Report by the Supervisory Board

Financial statements 2005

This Annual Report has been prepared by the Executive Board and consists of the consolidated financial statements and the financial statements of ARCADIS NV over the book-year 2005 including explanatory notes, as well as the report by the Executive Board on the same period. The financial statements have been audited by KPMG Accountants N.V. You will find the auditor’s report on page 122 of this Annual Report.

The ARCADIS Audit Committee has discussed the financial statements in detail with the auditor in the presence of the Chairman of the Executive Board and the Corporate Director of Finance. The Audit Committee has also discussed the financial statements with the auditor, without the Executive Board, and found no discrepancies. In addition, the complete Supervisory Board and the Executive Board in the presence of the auditor discussed the financial statements. Also discussed with the Executive Board and the external auditor were the management letter and the quality of the internal risk management and control systems. Based on a proposal by the Audit Committee, we agreed that the external auditor is independent.

We agree with the Executive Board’s proposal to earmark € 13.4 million of the net income from operations to shareholders. This represents a dividend of € 0.66 per share. The Executive Board proposes to the General Meeting of Shareholders, with approval by the Supervisory Board, to pay this dividend entirely in cash.

We agree with the financial statements and the accompanying documents. We recommend that shareholders adopt the 2005 consolidated financial statements, and the Company financial statements of ARCADIS NV, including the dividend, as stated in the Executive Board’s proposal. Additionally, we request that shareholders discharge from all liability the members of the Executive Board with respect to their management during 2005 and the members of the Supervisory Board with respect to their supervision of the management during 2005.

Result and strategy

The Supervisory Board is very pleased with the 2005 results. Good organic growth was achieved, while margins improved considerably. This demonstrates that the ongoing strategy of focusing on core activities in home markets is yielding results.

Our March board meeting primarily concentrated on discussions regarding the Company’s strategic direction in the coming years. Topics included a portfolio analysis by service area, the Company’s competitive position and the geographical spread of operations and actions to realize the Company’s stated strategic objectives. The Company’s financial goals were evaluated, as were the risks associated with those goals. We are of the opinion that the Company has a clear vision, with a solid focus on core activities. We support the Executive Board’s position of enhancing organic growth by strengthening the horizontal lines in the Company.

The acquisitions and divestments that were completed in 2005 are in line with the Company’s strategy. Opportunities for acquisitions, including strategic and financial aspects, as well as possible risks, were discussed with the Executive Board early in the process. We consider the acquisitions of Blasland, Bouck & Lee, Inc. in the United States and of AYH plc in the United Kingdom as important additions with a positive effect on the strategic positioning of the Company. The smaller acquisitions are considered valuable additions to the home markets of ARCADIS.

Supervision and advice

Following a fixed schedule, six meetings were held between the Supervisory Board and the Executive Board in 2005. At these meetings, a number of recurring topics were discussed, including financial performance, possible risks and claims, the management of working capital and cash flow, progress in realizing the strategic goals and developments in the various operating companies. Press releases related to quarterly results were discussed with the Executive Board prior to publication. The Supervisory Board received the 2006 budget, including financial and operational goals, for review and agreed with it. In June and September, two additional (telephone) meetings regarding the acquisition of Blasland, Bouck & Lee, Inc. were held.

In the presence of the Corporate Director of Human Resources Management, the results of the key staff assessment program were discussed, as was the succession status for senior management positions. Our Board agreed with the proposals of the Selection and Remuneration Committee with regard to:

•         the remuneration policy for members of the Executive Board;

•         the new share and option plans, as well as the issuance of shares and options to the members of the Executive Board;

•         the granting of bonuses to the members of the Executive Boards based on the results achieved in 2004; and

•         the number of options to be granted to key staff.

In March 2005, we visited the United States, where we met with management of the U.S. operations and discussed business performance and market developments. Presentations and project visits highlighted the enthusiasm and effort that goes into the successful expansion of ARCADIS in the United States.

Corporate Governance

Our Board endorses the framework and principles and best practice provisions of the Dutch Corporate Governance Code (the Code), with a few exceptions. These exceptions wherein ARCADIS applies different principles and practices, as well as the reasons, are provided in a separate section of this annual report. The way in which ARCADIS has implemented the Code was discussed and agreed to at the May 2004 General Meeting of Shareholders. The actions reported in the 2004 annual report as remaining to be implemented have been completed. These actions include an adjustment of the option plan and the adoption of a remuneration policy for the Executive Board and the charters for the Supervisory Board and the Executive Board. With the completion of these actions, ARCADIS is in compliance with the Code.

Because ARCADIS is also listed on the NASDAQ stock exchange in the United States, the Company must also comply with the Sarbanes-Oxley Act and additional NASDAQ regulations. Good progress has been made regarding the implementation of Section 404 of the Sarbanes-Oxley Act (reliability of financial reporting). Implementation efforts will continue in 2006.

The Supervisory Board considers ARCADIS compliant with the provision of the Code that stipulates that no more than one Supervisory Board member be non-independent. Mr. Van Tets qualifies as non-independent under the Code because he is employed by ABN-AMRO Bank as an advisor to its Management Board. However, as he has not been involved in any operational activities since January 2002, the Supervisory Board considers him to be independent. According to the provisions and stipulations in the Sarbanes-Oxley Act, Mr. Van Tets qualifies as independent.

In 2005, the Supervisory Board met twice in the absence of the Executive Board. On those occasions, the functioning of our Board, its members and committees was evaluated, and the preferred profile and composition of the Supervisory Board were discussed. It was concluded that, with few exceptions, members were able to attend the Supervisory Board meetings. The performance of the individual Executive Board members was also evaluated.

Committees of the Supervisory Board

The Supervisory Board has created three internal committees. They are tasked with preparing the work and decisions of the Supervisory Board. The Audit Committee and the Selection and Remuneration Committee have charters outlining tasks and procedures. These charters are published on the ARCADIS website.

Audit Committee Members: Thomas M. Cohn (chairman), Rijnhard W.F. van Tets and Ross A. Webber.

This committee met five times in 2005 with the Chairman of the Executive Board, the Corporate Director of Finance and the external auditor. The committee met once with the external auditor without management. No discrepancies were identified during this discussion. In a closed meeting, the performance, independence, scope of the audit and the fee of the auditor were evaluated, as was the performance of the committee itself.

The committee also discussed the financial statements, the related external auditor’s report and management letter, the quarterly reports and press releases, and potential claims and specific risks. Progress on implementing the compliance process for the Sarbanes-Oxley Act was regularly discussed. In addition, the consequences of implementing the International Financial Reporting Standards (IFRS) were discussed, as were pension liabilities, the tax situation and the renewal of the financial structure of the firm. Two additional (telephone) meetings regarding the acquisition of Blasland, Bouck & Lee, Inc. were held. One meeting was specifically focused on the 2004 annual report (“ARCADIS Annual Report 2004 on Form 20-F”) as filed with the Securities and Exchange Commission in Washington, DC.

The Supervisory Board considers the Audit Committee members independent based on the criteria outlined in the Sarbanes-Oxley Act. The Supervisory Board has appointed from its members Mr. Rijnhard W.F. van Tets as the “Financial Expert” of the Audit Committee for both the Sarbanes-Oxley Act and the Code.

Selection and Remuneration Committee Members: Rijnhard W.F. van Tets (chairman), Carlos Espinosa de los Monteros, Jan Peelen and Gerrit Ybema. The Selection and Remuneration Committee met five times in the reporting year, mainly in the presence of the Chairman of the Executive Board and the Corporate Director of Human Resources Management. Topics discussed included the criteria for bonuses for the Executive Board and senior management in 2005, the granting of bonuses for that group based on 2004 financial results, the granting of options and shares to the Executive Board and the granting of options to key staff.

Considerable attention was focused on the process of revaluing the remuneration policy for the Executive Board and adjusting the option plan. The committee was supported by an external consultant who also benchmarked our remuneration policy against the market’s.

The remuneration policies for the Executive Board, as well as the new share and option plans, have been adjusted to comply with the Code. For the remuneration report, please see page 60 of this annual report.

The committee was integral to the process of filling the vacancy on the Executive Board resulting from its expansion (as announced earlier). The committee conducted interviews with the selected candidates.

Integrity Committee Members: Rijnhard W.F. van - Tets (chairman) and Gerrit Ybema.

This committee met twice in the reporting year and discussed the ARCADIS General Business Principles, as well as compliance with these principles. Specific, practice-related issues were discussed with the Executive Board, and the whistle-blower policy was evaluated. In addition, time was devoted to the investigation by the Dutch

Competition Authority into the possible infringement of competition legislation by ARCADIS Planrealisatie BV. The Committee fully supports the Executive Board’s decision to provide full cooperation in the Dutch Competition Authority’s investigations.

The ARCADIS General Business Principles were introduced in 2002. Since that time, the integrity policy has become firmly ingrained in the Company; as a result, the Integrity Committee will be integrated into the Audit Committee in 2006.

Composition of the Executive Board and Supervisory Board

The composition of the Executive Board remained unchanged during this reporting year. In light of Company growth, a proposal will be made to the Annual General Meeting of Shareholders on May 17, 2006 to expand the Executive Board.

In the Annual General Meeting of Shareholders held on May 11, 2005, Mr. George R. Nethercutt was appointed as a member of the Supervisory Board. Mr. Nethercutt fills the vacancy that will occur when Mr. Webber steps down at the May 17, 2006 annual meeting.

In accordance with the reappointment schedule, Mr. Van Tets, Mr. Espinosa de los Monteros and Mr. Webber will step down at the conclusion of the Annual General Meeting of Shareholders on May 17, 2006. Mr. Webber is not eligible for reappointment given the fact that this was his third term. Mr. Van Tets and Mr. Espinosa de los Monteros are eligible for a second term and third term, respectively. As a result of careful consideration and review, a proposal for their reappointment will be made to the Annual General Meeting of Shareholders. After May 17, 2006, our Board will consist of six members. Upon Mr. Webber’s departure and depending upon his reappointment, Mr. Espinosa will become Vice Chairman of our Board. Mr. Nethercutt will become a member of the Audit Committee.

For information on the members of the Supervisory Board, please refer to page 57 of this report.

Word of thanks

The Company has demonstrated that it can achieve excellent results with its strategy. We are well aware that these results are possible thanks to the efforts and involvement of the Company’s employees. We would, therefore, like to express our great appreciation to all employees for their continued dedication to the Company and the results that were achieved.

Arnhem, the Netherlands, March 3, 2006
On behalf of the Supervisory Board
Rijnhard W.F. van Tets, Chairman

1_Rijnhard W.F. van Tets M.Sc. (1947) - Chairman_Dutch nationality

Audit Committee, Selection and Remuneration Committee (Chairman), Integrity Committee (Chairman), term 2002-2006 Current position: Advisor to the Executive Board of ABN AMRO Bank (2002).

Previous positions: Banque Européenne de Credit (Brussels) and Société Générale (Paris) (1973-1975), Sogen Swiss and First Boston Corporation (New York: 1975-1983). Member Executive Board of ABN AMRO Bank (1988-2002).

Non-executive board functions: Chairman Supervisory Board of Wegener N.V. - Chairman Supervisory Board of Equity Trust SARL Member Supervisory Board of Euronext Amsterdam N.V. - Member Supervisory Board of International Flavors & Fragrances I.F.F. (The Netherlands) Holding B.V.

Other functions: Chairman Investment Committee for the Pensionfund Building Industry

2_Thomas M. Cohn (1942)_Belgian and Israeli nationality

Audit Committee (Chairman), term 2004-2008 Previous positions: Chairman and CEO Executive Board Siemens Nederland N.V. (1994-2003); CFO and Member Executive Board of Siemens Nederland N.V. (1987-1994); Various functions, i.e., Director of Economic Affairs of Siemens Belgium (1967-1987); “Industriekaufmann,” Siemens AG, Germany (1964-1967)

Non-executive board functions: Chairman Supervisory Board of Getronics Holdings B.V. - Member Supervisory Board of Corus Nederland B.V - Member Supervisory Board of KEMA N.V. - Member Supervisory Board of Recontec B.V. - Member Supervisory Board of Tecosa-Spain

Other functions: Chairman Advisory Board of Oracle Nederland B.V. - Board Member Foundation of Techniek en Marketing-STEM Member Advisory Board of Fortis Bank Rotterdam - Chairman Advisory Board of Pereira Van Vliet & Partners - Member Advisory Board of COMSEC Consulting Group (Israel) - Member Monitoring Board of University of Technology Delft

3_Carlos Espinosa de los Monteros (1944)_Spanish nationality

Selection and Remuneration Committee, term 1998-2006 Current position: Chairman and CEO of Daimler Chrysler España (since 1990).

Previous positions: Chairman of IBERIA Airlines (1983-1985).

Non-executive board functions: Chairman Supervisory Board of Gonzalez Byass S.A. - Member Supervisory Board of Acciona S.A. Member Supervisory Board of Inditex S.A. (ZARA)

4_George R. Nethercutt Jr. (1944)_U.S. nationality

Term 2005-2009

Previous positions: Member United States House of Representatives (1994-2005). During that time, he served on the Appropriations Committee and the Defense, Interior and Agriculture Subcommittees; practiced law in the private sector, focusing on corporate, estate and probate and adoption law (1977-1994); worked for U.S. senator Ted Stevens in Washington, concentrating on oil and gas, natural resources, mining and trading affairs (1972-1977).

Other functions: Member Board of Directors of Hecla Mining Company - Member Board of Directors Washington Policy Center Member Board of Directors of Isothermal Systems Research

5_Jan Peelen M. Sc. (1940)_Dutch nationality

Selection and Remuneration Committee, term 2000-2008 Previous positions: Member Executive Committee of Unilever (1996-2000); several management positions within Unilever or subsidiary companies thereof (since 1966).

Non-executive board functions: Member Supervisory Board of Buhrmann N.V. - Member Supervisory Board of Albron B.V. Member Supervisory Board of Royal Friesland Foods N.V. - Chairman Supervisory Board of VVAA Group B.V.

Other functions: Member Monitoring Board Netherlands Genomics Initiative

6_Ross A. Webber Ph.D. (1934)_U.S. nationality

Audit Committee, term 1993-2006

Current position: Emeritus Professor of Management, Wharton School, University of Pennsylvania.

Previous positions: Vice President, University of Pennsylvania (1981-1986), Chairman, Management Department, Wharton School (1991-1995)

7_Gerrit Ybema M.Sc. (1945)_Dutch nationality

Selection and Remuneration Committee, Integrity Committee, term 2003-2007

Previous positions: Several functions at the local authority and at provincial level. Member of Dutch Parliament (1989-1998). Chairman standing committee of finance (1994). During membership in Dutch Parliament, also a member of several inquiry committees. State Secretary for Economic Affairs (1998-2002).

Non-executive board functions: Member of the Supervisory Board of n.v. NUON

Other functions: Chairman Advisory Board for the Market - Chairman Monitoring Board of Zorggroep Noorderbreedte - Chairman Consultative Organ Frisian Language and Culture - Chairman Fair Wear Foundation - Chairman Foundation for Frisian Harbour days Member Monitoring Board of ROC Friese Poort

1_Harrie L.J. Noy MEng (1951)_Dutch nationality

Current position: Chairman of the Executive Board since 2000

Previous positions: Has worked for ARCADIS in various management positions throughout his career, most recently as Member of the Executive Board

Non-executive board functions: Member Supervisory Board of Gas Transport Services BV - Member Supervisory Board of NV Dutch Gasunie

Other functions: Chairman of the Board Habiforum Foundation Member of the Board of the PSIB Foundation - Member Advisory Board of the Euronext - Member Board of VEUO (The Dutch Association of Listed Companies) - Member Board of the Management Studies (SMS) Foundation - Member Board of VNO-NCW - Member of the Supervisory Board University of Arnhem and Nijmegen - Chairman / Member of the Supervisory Board of the Vilente Foundation - Member High Level Group of the ECTP (European Construction and Technology Platform)

2_C. Michiel Jaski MEng (1959)_Dutch nationality

Current position: Member of the Executive Board since 2000

Previous positions: Before joining ARCADIS, he held various management positions at Shell and Philips

Non-executive board functions: Chairman Supervisory Board Delta Foundation (foundation for primary education) - Member Netherlands Committee of the IUCN (The World Conservation Union) Board Member of STT (Foundation Toekomstbeeld der Techniek) Member Advisory Board of the University Fund Delft - Board member Dutch-German Chamber of Commerce

3_Friedrich Schneider PhD (1962)_German nationality Appointee to the Executive Board

4_Hans van Dord MEng (1944)_Dutch nationality Director of Business Development since 2000

5_Craig E. Eisen MSc (1951)_U.S. nationality Director of Mergers and Acquisitions since 2002

6_Ben A. van der Klift RC MSc BEng (1959)_Dutch nationality Director of Finance since 2004

7_Wim G.M. Rupert MSc (1945)_Dutch nationality Director of Human Resources since 1994

8_Anja M. van Bergen-van Kruijsbergen LLM (1961)_Dutch nationality Company Secretary / General Counsel since 1996

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5
3
2
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12
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Executive Board

Staff Directors

Company Secretary

9_Marek Adamek Msc (1960)_Polish nationality CEO, ARCADIS Polska Sp.zo.o. since 2004

10_Uli Behr Dipl.-Ing. (1952)_German nationality CEO, ARCADIS Deutschland GmbH since 2005

11_Steven B. Blake MSc (1956)_U.S. nationality CEO, ARCADIS G&M, Inc. since 2003

12_Robert K. Goldman (1957)_U.S. nationality CEO, Blasland, Bouck & Lee, Inc. since 2001

13_Javier Hurtado Msc (1955)_Chilean nationality CEO, ARCADIS Geotécnica Consultores SA since 2004

14_Leo van der Kemp MSc (1956)_Dutch nationality Managing Director of PRC BV since 2004

15_Douwe J. Kras MSc (1948)_Dutch nationality CEO, ARCADIS Nederland BV since 2004

16_Yann Leblais MEng (1952)_French nationality CEO, ARCADIS FCI SAS since 2000

17_Antonio João Oliveira Rocha BEng (1941)_Brazilian nationality CEO, ARCADIS Logos Engenharia SA since 1999

18_Kees Slingerland MEng (1960)_Dutch nationality Managing Director of ARCADIS Nederland BV since 2002

19_Ludo Smans (1947)_Belgian nationality Managing Director of ARCADIS Belgium NV since 1995

20_Peter Vince MRICS (1958)_British nationality Managing Director of AYH plc. since 2003

Remuneration Report

The Selection and Remuneration Committee of the ARCADIS NV Supervisory Board prepared this remuneration report. For more information on the membership of this committee and activities performed in 2005, please refer to the Report by the Supervisory Board.

In light of the demands imposed by the Dutch Corporate Governance Code, the remuneration policy for the Executive Board was revised in 2005. In the General Meeting of Shareholders on May 11, 2005, the Executive Board’s remuneration policy was accepted. The bonuses granted to the Executive Board in 2005 (for the book year 2004) were still based on the criteria in effect in 2004.

Remuneration Executive Board

The Supervisory Board determines compensation for members of the Executive Board based on recommendations by the Selection and Remuneration Committee, and within the boundaries of the remuneration policy as accepted by the General Meeting of Shareholders.

Starting points for the remuneration policy

The policy aims at providing a compensation package to attract, motivate and retain qualified management. In addition, there has to be a direct correlation between remuneration and value creation for all of those involved, whereby the policy supports short-term operational achievements, as well as the long-term goals of the Company.

The starting points for the remuneration package are:

•    A total compensation package generally commensurate with the average remuneration packages of a selected labor market reference group.

•    Variable remuneration is an important component of the total package. Performance criteria are aimed at increasing shareholder value in the short and long term; a direct correlation exists between creating value and remuneration.

•    When evaluating individual remuneration packages for Executive Board members, due consideration is given to the differing responsibilities of the various positions.

•    In the case of a foreign board member, the remuneration package is also commensurate with the package offered in the member’s native country.

The labor market reference group consists of a number of Dutch companies that are comparable in complexity and size and a number of foreign companies active in the same sector as ARCADIS. These companies are: Ballast Nedam (NL), Ten Cate (NL),

THE CHALLENGE_Climate change places new demands on coastal protection. In the Netherlands, heavier storms and rising sea levels on the one hand and declining soil levels on the other are a serious threat to the country’s longer term safety. At least 10 weak spots have been detected along the Dutch coast. With some 14 million tourists visiting the city’s boulevard every year, Scheveningen is one of the most famous spots. In this densely populated area floods can be catastrophic. Another dune or dike will block the tourist’s room with a view. And the demolition of the Kurhaus or other buildings is simply out of the question!

THE APPROACH_A sustainable solution that will guarantee safety is what it takes. Push the coastal boundaries by reinforcing them. Restoring the weak link. ARCADIS is studying ways to improve the flood defence structures. An integrated solution. Focusing also on enhancing the recreational and economic qualities of the boulevard. On bringing back the grandeur of the old days.

THE RESULT_People strolling along the boulevard. Going out for a drink. Children enjoying ice cream. The splendid view. The setting sun. Time to relax.

Boskalis (NL), Draka Holding (NL), Fugro (NL), Grontmij (NL), PinkRoccade (NL), Jaakko Pöyry Group (Fin), Alten (Fr), Tetra Tech (U.S.), Sweco (S) and WSP (U.K.).

The remuneration policy is set up in such a way that when all goals are achieved, the flexible remuneration, on average, is expected to make up 45% of total remuneration (excluding pensions and fringe benefits). The Selection and Remuneration Committee will periodically review the remuneration package to verify its market comparability with the labor market reference group. Material policy changes will be presented to the General Meeting of Shareholders.

Fixed annual salary

To reach a level consistent with the current average salary of the reference group, the 2004 salary will be increased in two increments. At July 1, 2005, an increase of 5% was applied. This includes the annual adjustment based on general trends in wage costs, taking into account Company-specific factors and developments in society.

Short-term flexible remuneration, granted in 2005

The bonus granted in 2005, for the book-year 2004, was still based on the criteria that were in effect before the introduction of the new remuneration policy. Prior to and including 2004, the amount of the bonus could vary from 0% to 80% of the fixed annual salary, with 40% (the target bonus) indicating that goals were met. Over 2004, the criteria were:

•    Growth of net income from operations per share (including acquisitions, excluding currency effect). This growth amounted to 9.2% in 2004 versus a target of 10%.

•    The return on capital invested, as an average over four quarters. This amounted to 17.4% in 2004, versus a goal of 15%.

•    Performance in relation to that of companies in the peer group. This was evaluated on a qualitative basis.

Based on these criteria, the bonus granted to members of the Executive Board in 2005, over the year 2004, was 53% of the fixed annual salary.

THE CHALLENGE_Travelling from Prague to the German border on the motorway D5 is a long trip. Passing through a hilly, forested landscape, one of the obstacles travellers encounter is the city of Plzen. The exhaust from thousands of vehicles passing daily through the heart of town fill the air. The Plzen by-pass needs to improve mobility and reduce the environmental impact. Two parallel tunnels with a central pillar of reinforced concrete - cutting through the Valik hill near Plzen.

THE APPROACH_The extreme geotechnical conditions provide a challenge and require intelligent solutions to guarantee safety. A detailed design of geotechnical measurements and an exploratory audit are completed in preparation of the excavation. Based on that information, the most efficient and safest construction process is defined. During boring, continuous assessments and monitoring of the structure are conducted, enabling structural modifications during construction if specified limits are exceeded. To protect Plzen’s drinking water source, construction wastewater is drained and disposed of ecologically. And a contingency plan provides safety for the workers on-site.

THE RESULT_The key to a faster, safer and environmentally friendly new connection. Enhanced mobility, offering new roads to development.

Short-term flexible remuneration, policy as of 2005

Under the new policy, the annual short-term variable bonus is linked to achievement of financial and non-financial goals. The bonus can vary from 0% to 60% of the fixed annual salary, with 40% (the target bonus) indicating that goals were met. The maximum amount was adjusted from 80% to 60% based on market comparisons and because of the introduction of a long-term flexible remuneration. Financial goals determine 75% of the bonus; non-financial goals the remaining 25%. Financial goals are:

• Earnings per share (EPS) excluding currency effect, which represents 60%;

• Return on capital invested (ROCI) represents the remaining 40%.

The goals are annually preset by the Supervisory Board, considering performance in previous years, as well as expectations for the future. EPS goals are related to the budget for the given year. The basic ROCI goal is 15% but is reviewed annually against the budget. For both goals, minimum and maximum levels have been defined. Under the minimum level, no bonus is granted, while at the maximum level, the maximum bonus is granted. When performance lies between the minimum and maximum levels, a linear fixed bonus is granted. Non-financial goals are benchmarked against individual performance measures. These goals are adjusted to the specific responsibility of the individual board member. Non-financial goals cannot be exceeded; however, partial achievement is possible.

Long-term flexible remuneration: ARCADIS shares and options

In light of the need for long-term value creation, the remuneration package provides for long-term variable remuneration, consisting of performance-related (rights to the acquisition of) ARCADIS shares. This concerns 25,000 options and 10,000 shares per year for the Chairman of the Executive Board and 15,000 options and 7,000 shares for each member. These numbers are valid for three years (2005, 2006 and 2007).

Options and shares granted are conditional in nature and depend on attaining a performance measure after three years. The performance measure is Total Shareholder Return (TSR), defined as share price increase plus dividend. This measure stimulates the creation of shareholder value in the longer term.

Each year, a three-year cycle begins, whereby achievements are measured at the end of the period against a peer group of companies of comparable size and breadth. ARCADIS’ position in the peer group (10 companies including ARCADIS) determines whether the (conditional) options and shares granted earlier become unconditional. The following table indicates the number of options and shares that can become unconditional at the end of each three-year period depending on ARCADIS’ relative position in comparison to the peer group.

Number of conditional options and shares that
Position against peer group	become unconditional
First	150%
Fourth	100%
Seventh	50%
Below seventh	0%
Between first and seventh	Determined by interpolation

The maximum number of options and shares per year for which Executive Board members are eligible are 37,500 options and 15,000 shares for the Chairman and 22,500 options and 10,500 shares for each member. This concerns 150% of the referenced conditional numbers of options and shares granted. The General Meeting of Shareholders approved this policy on May 11, 2005 for the years 2005, 2006 and 2007.

The exercise price of options granted is the closing price of the ARCADIS share on the Euronext exchange on the first day of trading after the General Meeting of Shareholders in which Company shares are traded ex-dividend. Options are valid for a 10-year period. Unconditional shares that are received by Executive Board members must be retained for a period of at least two years.

The peer group consists of the following companies: URS Corporation (U.S.), WSP (U.K.), WS Atkins (U.K.), Alten (Fr), Tetra Tech (U.S.), TRC Companies (U.S.), Grontmij (NL), Sweco (S) and Jaako Pöyry Group (Fin).

Members of the Executive Board can participate in the ARCADIS NV 2002 Employee Share Purchase Plan, under which a maximum of € 400 per month of shares in ARCADIS NV can be bought from the Lovinklaan Foundation at a discount.

Compensation and other fringe benefits

Members of the Executive Board receive reimbursement for expenses, as well as other customary fringe benefits such as a company car. The Company has not pledged any loans, guarantees or other benefits to members of the Executive Board. In 2005, at the proposal of the Supervisory Board, indemnification was granted to Executive Board members for costs related to their positions.

Pensions and early retirement

The current members of the Executive Board participate in the pension plan of the Dutch ARCADIS Pension Fund. On January 1, 2004, this plan was changed to a defined contribution plan. The premium is based on the goal of having a pension that, under selective criteria, is comparable to average pay. The recommended retirement age is 63 years. Contribution by the employee in this plan is 6% of the salary at which the pension is calculated.

Employment contracts and severance pay

Mr. Noy and Mr. Jaski have been appointed for an indefinite period. Their contracts do not contain details regarding fixed severance pay. For new members of the Executive Board, a four-year term limit will be applied, while a maximum will be established for severance pay.

For an overview of compensation for the Executive Board in the year under report, please refer to page 120, and for an overview of share and option ownership, please refer to page 127 of this report.

Remuneration Supervisory Board

In 2004, the General Meeting of Shareholders changed the compensation for Supervisory Board members; additional compensation was granted for membership on board committees. Compensation for a Supervisory Board member is not dependent on Company results. A Supervisory Board member is not eligible to receive (rights to) ARCADIS shares. Possible share ownership of ARCADIS shares by a Supervisory Board member is a long-term investment.

The Company has not pledged any loans, guarantees or other benefits to members of the Supervisory Board. In 2005, ARCADIS NV granted Supervisory Board members indemnification for costs related to their positions. This was approved by the General Meeting of Shareholders in May 2004.

For an overview of remuneration in 2005 and share ownership, please refer to pages 120 and 127 in this annual report.

On behalf of the Selection and Remuneration Committee, Rijnhard W.F. van Tets, Chairman

The challenge Triple the product capacity of Alcoa in Brazil through the construction of a bauxite mine and expansion of alumina refining and aluminum smelting facilities. Work within - or even exceed - the high performance standards for work-incident prevention that Alcoa implements in its daily operations, while meeting project goals and deadlines. Alcoa’s record for sensitivity to health, safety and social responsibility is world class. For realizing their growth targets, they only work with partners who share their work ethics.

The approach ARCADIS simultaneously works on Alcoa’s three large expansion projects in Brazil. The bauxite mine project in Juruti in the Amazon region gets careful attention to safety, logistics and environmental impacts. In the alumina refinery expansion project, project management and overall planning support is provided. The aluminum smelting project is a key way to demonstrate our added value in planning complex facilities. All of these within Alcoa’s strict HS&E standards.

The result Enabling the safe expansion of a major industrial company. Indirectly contributing to the further growth of the already booming Brazilian economy.

Thinking about safety is thinking about opportunities. Whether it is about a safe environment, water management, or explosion risks, safety is on the minds of companies and governments. Safety calls for an integrated approach. Taking measures. Dealing with emotions. Being transparent. Reducing risks. The price for feeling safe is high. But it’s worthwhile. It offers new opportunities.

Joao Luiz Serafim, Alcoa – “To increase our product capacity, we initiated expansion of an aluminium smelter plant in 2004. The main challenge was to work within - or even exceed - Alcoa’s high work incident prevention performance for daily operations. Given the project size and duration of the project, this was a major challenge.”

Raúl Esquinazi, ARCADIS project manager - “A construction site is more incident-prone than usual plant operations, due to the differing work ethics of project partners and the change in risks as the project develops. So we put in place an elaborate and strict Health, Safety & Environment (HS&E) system.” Joao Luiz Serafim - “This system meets legal requirements, as well as Alcoa’s standards. As a result of the implementation, in 18 months’ time, three million man-hours of work had been accumulated, without a lost-time accident. This was the best result achieved in any of our recent construction works. This performance is considered a benchmark for HS&E management in the Brazilian industry.”

Raúl Esquinazi – “We are proud to have contributed to such a successful HS&E system. Alcoa Latin America intends to adopt it for other large-scale building projects.”

Joao Luiz Serafim - “We need partnerships with companies like ARCADIS whose work ethics integrate seamlessly with Alcoa’s values. With the people of ARCADIS we truly work as one team, resulting in a safe working environment.”

Corporate Governance

Introduction

The Executive Board and the Supervisory Board are committed to a solid management structure. Integrity, transparency and accountability are key components of this structure, as is a strong supervision of management.

On December 30, 2004, the Dutch Corporate Governance Code (the Code) for stock exchange listed companies became effective. ARCADIS is committed to the principles and best practice provisions contained in the Code, with a few exceptions. Our 2003 annual report extensively described the corporate governance structure of the Company and adherence to the Code. At the May 12, 2004 General Meeting of Shareholders, the way in which ARCADIS would apply the Code was discussed and approved. Some action items, however, remained unfinished at 2004 year-end and were so noted in the 2004 annual report. Those action items have been completed, and we are pleased to say that ARCADIS is in compliance with the Code. Material changes in the corporate governance structure will be submitted for consideration to the General Meeting of Shareholders.

An overview of the ARCADIS corporate governance structure and an explanation of ARCADIS’ departures from the principles and best practice provisions of the Code are provided below. For more detailed information, please visit the ARCADIS website, which offers a dedicated section on corporate governance (www.arcadis-global.com).

Organizational structure

ARCADIS NV is a Dutch naamloze vennootschap [public limited company] under Dutch law and, since the amendment of its Articles of Association in 2003, an international holding company according to Dutch regulations. This means there are no limitations on the influence of shareholders as there are under the statutory structure regime. The management of the Company is the responsibility of the Executive Board, under the supervision of the Supervisory Board.

Executive Board

The Executive Board is responsible for the management of the Company, which means among other things that it is responsible for the realization of the Company’s goals, strategy and policy and the ensuing development of profits. The Executive Board consists of one or more members who are appointed by the General Meeting of Shareholders. For every appointment, the Supervisory Board is entitled to propose a nomination that can be binding or non binding. If the nomination is binding, the General Meeting may only defeat the nomination by a resolution passed by a majority of at least two-thirds of votes cast, representing more than half the issued capital. If the nomination is non-binding, the General Meeting decides by simple majority.

The Supervisory Board appoints a Chairman from among the members of the Executive Board and, in consultation with the Executive Board, allocates responsibilities.

An overview of the current composition of the Executive Board can be found on page 58 of this annual report. The current members of the Executive Board hold no Supervisory Board positions at other stock exchange-listed companies.

Supervisory Board

The responsibility of the Supervisory Board is to supervise management policy and the day-to-day operation of the Company and its affiliates. It also advises the Executive Board. The Supervisory Board must be comprised of at least three members. It currently has seven members who are appointed by the General Meeting of Shareholders in the same way as the members of the Executive Board except for the majority condition. If shareholders decide to defeat a binding nomination, they need a resolution passed by a majority of at least two-thirds of votes cast, representing more than one-third of the issued capital. The Supervisory Board members appoint a chairman from their own ranks. Supervisory Board members are appointed for a maximum of four years, after which they may or may not be reappointed. After the first term of office, Supervisory Board members are only eligible to serve two additional full terms, which means the maximum term of office is 12 years.

The Supervisory Board has created two internal committees: an Audit Committee and a Selection and Remuneration Committee. These committees prepare the activities and decisions of the Supervisory Board. The tasks and procedures of the committees are outlined in charters. An overview of the current composition of the Supervisory Board can be found on page 57 of this annual report. All members of the Supervisory Board, except one, are independent as defined by the Code. According to the criteria of the Sarbanes-Oxley Act, all members of the Supervisory Board qualify as independent. None of the members of the Supervisory Board hold more than five supervisory board positions at Dutch stock exchange-listed companies (a chairmanship counts as two memberships).

General Meeting of Shareholders

A General Meeting of Shareholders is held each year. Other shareholders’ meetings may be held at the request of the Executive Board or the Supervisory Board. Shareholders who represent at least 10% of the Company’s issued capital may also convene a meeting. The party convening the meeting prepares the agenda for the meeting. Shareholders who represent at least 1% of the Company’s issued capital may submit proposals up to 60 days prior to the meeting. All shares carry voting rights pro rata to the nominal value of the shares. Resolutions are adopted by absolute majority of votes cast unless the law or Articles of Association prescribe a qualified majority.

ARCADIS advocates active shareholder participation at shareholders’ meetings. Shareholders who hold their shares through the NASDAQ have been able since 1993 to take part in the adoption of resolutions by means of “proxy solicitation.” The option of a “record date” has been incorporated into ARCADIS’ Articles of Association since 2002. As soon as an efficient and affordable system for electronic proxy voting becomes available in the Netherlands, we will again review this opportunity. For an overview of the main responsibilities of the General Meeting of Shareholders, as well as the Articles of Association of the Company, please visit the ARCADIS website.

Capital and shares

The Company has authorized a share capital of €5,000,010, divided into 40 million ordinary shares, 10 million cumulative financing preference shares, 200 priority shares, and 50 million cumulative preferred (protective) shares, each with a nominal value of € 0.05.

Priority shares

The 200 priority shares are held by the Stichting Prioriteit ARCADIS NV (ARCADIS Priority Foundation). Important decisions regarding the Company’s development require prior approval from the holder of the priority shares. Important decisions include the issuance, acquisition or disposal of shares in the Company; amendments to the Articles of Association; dissolution or filing for bankruptcy; cooperative ventures of far-reaching significance and major divestments and acquisitions. The board of the Foundation has equal representation: 10 members from the Executive Board and Supervisory Board of the Company and 10 members appointed by, and from, the international employee base of ARCADIS. Decisions require a voting majority of at least 60%. Therefore, the composition of the Foundation is a touchstone for ensuring the level of support among employees for far-reaching decisions. For more information, please refer to page 121 of this annual report.

Cumulative Preferred Shares

In the event of an unfriendly or a hostile takeover attempt, these shares are intended to prevent major changes in the control of the Company without due consideration of the interests of the Company and all those involved with it. To this end, an option agreement has been signed with the Stichting Preferente Aandelen ARCADIS NV (ARCADIS Preferred Stock Foundation). For more information, please refer to page 121 of this annual report.

Cumulative Financing Preferred Shares

Since 2002, the Articles of Association have provided for the issuance of shares of cumulative financing preferred stock. No issuance of this class of stock has taken place to date.

Financial reporting and the external auditor

Before being presented to the General Meeting of Shareholders for adoption, the Company’s annual financial statements as prepared by the Executive Board must be examined by an external “certified public accountant.” The Audit Committee advises on the (re)appointment of the external auditor, and the General Meeting of Shareholders has the authority to appoint the auditor. Should the General Meeting choose not to use this authority, the auditor is appointed by the Supervisory Board. The external auditor’s assignment (including his remuneration) for the performance of audit activities is approved by the Supervisory Board, on the recommendation of the Audit Committee.

Pursuant to the Sarbanes-Oxley Act, all the accounting firm’s services outside the audit of the annual financial statements are verified in advance by the Audit Committee to ensure the auditor’s objectivity and independence. In addition, the Sarbanes-Oxley Act stipulates certain services that may not be provided by the external auditor and requires companies to change their audit partner every five years. ARCADIS changed its partner in 2001. A new change of partner is expected in 2006.

The quarterly financial statements and quarterly reports are discussed with the Audit Committee in preparation for their consideration by the Supervisory Board. This is done prior to the publication of the quarterly results and in the presence of the external auditor. The external auditor attends the meeting of the Supervisory Board in which the annual financial statements and the half-year results are discussed.

Departures from the Code

The following sections describe ARCADIS’ departure from the Code.

•    The provision concerning the maximum four-year term of office (II.1.1) will not be observed for the two current members of the Executive Board as their contracts stipulate that they have been appointed for an indefinite period. This complies with the preamble to the Code that indicates that existing contracts will be honored. When new members are appointed to the Executive Board, the four-year term limit will be imposed.

•    The contracts of the incumbent directors do not provide for (maximum) severance pay (II.2.7). Consequently, in the event of involuntary dismissal, compensation will be determined in light of applicable statutory regulations, the grounds for dismissal, the salary and the legal position of the person concerned as determined, inter alia, by length of service at the Company. For new members of the Executive Board, a maximum severance pay will be established.

•    ARCADIS does not have a separate remuneration committee and selection and appointment committee (principle III.5) but combines both committees as the Selection and Remuneration Committee in keeping with the practice established in 1998. The current size of the Supervisory Board, the allocation of responsibilities among its members and the fact that the current committee is functioning satisfactorily justifies this departure. In line with the current practice, the Chairman of the Supervisory Board also chairs this committee. This is a departure from best practice provision III.5.11.

•    Only the General Meeting of Shareholders can cancel the binding nature of the appointment or dismissal of an Executive Board member or a Supervisory Board member with a qualified majority. When the Articles of Association were amended in 2003 to abandon the statutory structure regime of the Company, this proportion of required votes was selected based on the percentage of shareholder’s interest in the Lovinklaan Foundation. The amendment stated that nominations to the Executive Board would normally be binding, whereas nominations to the Supervisory Board would, under normal circumstances, be non binding. The shareholders agreed to this procedure at their meeting in 2003. This is a departure from best practice provision IV.1.1.

Since mid-2005, analyst meetings and press conferences are broadcast by means of web casting, allowing shareholders to follow the presented information in real time. Analyst meetings and press conferences are published in advance through the website. The presentations given at these meetings are posted on the website. With this approach, the Company is in compliance with best practice provision IV.3.1.

Other aspects

Internal risk management and control systems

The Executive Board is responsible for the design and functioning of the internal risk management systems. Although such systems are intended to optimally control risks, they can never, however well designed or functioning, provide absolute certainty that material losses, fraud or infringements of laws or regulations will not occur. In addition, a continuous consideration has to be made between possible measures for risk management and the cost related to the implementation of such measures.

To comply with the stricter internal control standards that, among other things, result from Section 404 of the Sarbanes-Oxley Act, a system of unidirectional procedures and related controls for core processes was introduced in 2004 to manage risks. The internal control systems and procedures were evaluated, resulting in improved procedures and control points, which are now documented. The improved procedures will be tested in the first half of 2006. The goal is to complete the project with attestation by the external auditor. This attestation must be reported in the Annual Report on Form 20-F for the year 2006.

In a separate section of this annual report, risks and risk management are discussed. That section describes the way in which ARCADIS manages risks. When additional or new risks occur, an investigation into the need for further adjustments in the risk management systems is made. In 2005, this led to improvements in specific procedures (reporting of third-party claims, GRiP® projects) and additional controls in specific financial systems. Based on experience to date, it is our opinion, that the current internal controls over financial reporting provide a reasonable level of assurance that this annual report does not contain any material inaccuracies and that these controls have properly functioned in 2005. We are confident that the aforementioned efforts to comply with Section 404 of the Sarbanes-Oxley Act will contribute to the improvement of internal risk management and control systems.

Sensitivity of results

The risks and risk management section of this annual report describes the sensitivity of results related to external conditions and variables.

Transactions with possible conflicts of interest

During the year under report, no transactions have transpired involving conflicts of interest on the part of Executive Board members or Supervisory Board members, which were of significance for the Company. By year-end 2005, the Lovinklaan Foundation has pledged to make a contribution to the pension plan for Dutch employees to compensate for impacts caused by regulatory changes related to early retirement. This is further explained on page 27 of the Report by the Executive Board and in footnote 9 in the annual financial statements.

Flexibility

Resilience for the future

Resilience and flexibility are the key. Companies and their surroundings are changing all the time, requiring flexible solutions. Manage your processes well and not every problem becomes an obstacle. Take a step ahead. Anticipate on developments. Problems never come alone. Those who look for integrated solutions in a broader scope, take the lead.

Ken Fryers, Arsenal Football Club, Emirates Stadium – “Maintaining the close relationship with London Borough of Islington was a key element. A site close to the old Highbury Stadium was important for Arsenal and their fans. This meant complexity from the start.”

Paul Philips, ARCADIS/AYH – “Each of the 120 businesses surrounding the stadium required a different solution. Some businesses ceased trading or were bought out; others relocated to suitable sites elsewhere. Patience and flexibility helped us.”

Ken Fryers – “Building such a large structure in an urban location is a logistical nightmare. Building materials had to be dimensioned to fit the city streets. Waste disposal had to be minimized. And the Stadium – despite its larger size than the old grounds – had to fit its surroundings and zoning requirements”.

Paul Philips – “Overall, the Stadium is rejuvenation for the neighborhood, as it replaces dilapidated businesses. Early on, we suggested locating the Stadium on ground level, avoiding excavations for an underground car park, and yielding considerable cost savings. To stay within zoning laws, the roof slopes inward, so the upper stands are higher than the inner ring of the roof.”

Ken Fryers – “We wanted a high-class facility, a setting worthy of a top football club”

Paul Philips – “The stadium features cashless vending, high resolution pitch side video boards, broadcast facilities for foreign and domestic stations, and digital CCTV with 450 LCD panels capable of hosting up to thirty channels. High class indeed!”

The challenge London, the Emirates Stadium. A new benchmark for British football supporters. Surrounded by 50 acres of property in need of redevelopment. A complex assignment involving the building of a new stadium offering seats to 60,000 fans, the redevelopment in excess of 2,000 residential units and the relocation of some 120 businesses.

The approach Excellent program management is what it takes. Taking overall responsibility for the project. Being cost efficient and result driven. From project management and cost modeling to legal support, leading infrastructure negotiation and assistance in the purchase and sale of residential developments. Complexity – you have to make simple. An integrated approach to fit all issues. That’s where flexibility comes in. Creative thinking and innovative solutions. The outcome is tailor-made.

The result A home for many. Whether it is a permanent living space or a temporary place to enjoy the game of a lifetime. The Emirates Stadium and its surroundings. The outcome of flexible solutions.

Risks and Risk Management

Risk management is becoming an increasingly important part of our Company procedures. The Sarbanes-Oxley Act requires certification of risk management and control systems by 2006 year end. Certification attests to the analysis of risks and the way in which these risks can be managed.

Risks can arise from contractual relationships with clients. Therefore, an overview of possible types of contracts follows. In addition, a summary of the risks associated with ARCADIS’ business activities is provided. Finally, the manner in which ARCADIS manages those risks is explained. Other risks may apply in addition to those mentioned. For more extensive information, please refer to the ARCADIS website.

Types of contracts

Generally, the contracts under which ARCADIS provides services to clients can be placed into the following categories. In practice, there are also combinations of these categories.

Fixed price contract provides for the payment of a negotiated fee that is fixed at the inception of the contract (also called a lump sum)

Cost-plus contracts provides for payment based on time spent against a stipulated rate and out-of pocket expenses.

Cost-plus contracts with a cap includes a maximum project sum that cannot be exceeded (without prior approval by the client). Work ceases when the cap is reached, unless a performance agreement has been negotiated.

Contracts with a building sum-related fee used when activities are directly related to the completion of construction projects. The fee is determined by a percentage of the sum of the total construction costs.

Turnkey contracts fixed price contract that also includes the engineering and construction components of the work (design/build contract). The implementation risk is usually covered by a back-to back contract with a contractor.

GRiP® contracts (Guaranteed Remediation Program) special type of turnkey contract used for the remediation of contaminated property; the risks of cost overruns are largely covered by an insurance policy.

Design, Build, Finance and Operate contracts (DBFO) turnkey contract for the provision of a total product including financing and (temporary) operation of the built product.

Framework contracts or Master Service Agreements service agreements negotiated for a specified period. In a framework contract, projects may sometimes be put out to bid to a number of providers.

Contracts with a success fee stipulates ARCADIS is eligible for an agreed-upon payment that is linked to achieving previously agreed-upon results, sometimes within a fixed period. In theory, this can occur in each type of contract described above.

Risks

ARCADIS’ risks can be separated into market, operational, financial and other risks. The information presented below is a summary; the Company website offers more extensive information.

Market risks

Cyclical downturn Risks: A negative effect on the investments of companies sometimes results in signed contracts being deferred or withdrawn. When government tax revenues decline, limited resources are available for public investment.

Political priorities Risks: Shifts in public spending can lead to cancellation or deferral of projects. Elections can lead to delays in the awarding of new contracts.

Legislation and regulations Risks: Changes in legislation and regulations and poor enforcement may lead to certain activities no longer being applicable.

Political instability Risks: Contract awards may cease or employee security can be an issue, resulting in the termination of contract work: situation more likely to occur in the donor-financed market.

Bidding behavior Risks: An increase in public bidding processes with price as the only differentiator. Centralization and strengthening of the purchasing function in large companies may also lead to increased competition on price.

Consolidation/increase in proportion Risks: Through consolidation of companies, clients can disappear, or their purchasing power can increase. The amalgamation of government entities results in fewer, but more powerful, administrative units that, in a number of cases, now conduct activities that formerly were put out to bid.

Operational risks

Liability Risks: Claims can result from errors in executing activities, not meeting agreed-upon schedules, exceeding budgets, omissions in quality guarantees, etc. To protect against these risks, ARCADIS has general and professional liability insurance policies. Because these policies sometimes cannot be renewed or replaced (with retroactive coverage), and because policies contain certain exclusions and have a maximum amount per claim, not all risks are covered.

Project losses Risks: Losses can result from inaccurate time and cost estimates, performance delays, absence of information that was assumed available, or other unforeseen circumstances.

Underutilization Risks: The inability to charge the usual rates/fees for employees (i.e., insufficient work).

Partners, subcontractors Risks: ARCADIS is unable to find the right suppliers or the selected suppliers are unable to meet their obligations.

Work in progress and receivables Risks: The inability to invoice for activities or collect payment, resulting from discussions about performance, or clients being unable to meet their obligations.

Special projects Risks: In turnkey and DBFO contracts, ARCADIS takes on added responsibilities related to the completion of structures or their operation. When we cannot fulfill these responsibilities, financial risks result.

Information and communication technology systems Risks: Limitations in access to and/or malfunctioning of these systems can negatively affect operations and management.

Vacant property Risks: Offices leased under long term contracts may become vacant in a downturn in activities.

Financial risks

Seasonal effects Risks: ARCADIS’ results may fluctuate considerably because of seasonal variations. The number of operational days and the number of staff on leave vary per quarter. Weather conditions may affect construction implementation and production.

Acquisitions Risks: the inability to find the right candidates for acquisition; profit shortfalls in acquired companies; problems with integration of acquisitions due to unforeseen differences in culture; inability to retain key staff; incorrect balance sheet valuations not covered by guarantees.

Goodwill Risks: If the profitability of an acquired company no longer justifies the goodwill shown (paid at the time of acquisition) as an asset, it may be necessary to revalue the asset downward (impairment).

Exchange rate differences Risks: Costs and income are often in the same currency, limiting the effect of exchange rate differences on the Company. The currency risk in ARCADIS is mainly a transfer risk. This risk is not covered.

Interest rates Risks: An increase in interest rates and the resulting increase in interest charges may negatively affect opportunities for making acquisitions. An increase in interest rates can also affect ARCADIS indirectly as interest rates affect the investment decisions of companies and governments.

Development projects Risks: Development projects (i.e., DBFO) often entail investing in certain assets and/or capitalizing our development effort. If, in the end, the project is not developed or yields less profit than expected, it may be necessary to depreciate the development costs or other investments at an accelerated rate.

Percentage-of-completion Risks: ARCADIS takes the expected profit on projects pro rata on the progress of the project. Incorrectly estimating project progress can lead to an incorrect valuation of the work in progress that has to be corrected later.

Tax Risks: Taxes to be paid, as well as deductible costs, are calculated based on estimates. When the actual taxes are settled a few years later, (considerable) corrections may have to be made to the previous estimates.

Liquidity Risks: Fluctuations in working capital may lead to (temporarily) exceeding the limits of financing agreements with banks. Acquisitions may lead to considerable increases in borrowings, placing ARCADIS at risk of not satisfying the bank’s criteria.

Pensions Risks: The pension plans of ARCADIS are classified as a defined contribution. Only a very limited number of employees have a plan classified as a defined benefit. Changes in, or new interpretation of regulations, may lead to a change in the classification of pension plans to a defined benefit.

Options Risks: Exercising outstanding options can lead to a dilution of the profit per share.

Other risks

Employment market Risks: If for any reason the Company is unable to recruit or retain qualified people, this can negatively affect revenue and results. The departure of (experienced) employees to competitors or self-employment can be accompanied by the loss of clients and a loss of work.

Reputation Risks: As ARCADIS provides most of its activities under the ARCADIS brand, any damage to the Company’s reputation (i.e., resulting from errors) can have a far-reaching impact.

Integrity Risks: Employees working for ARCADIS arecommitted to abide by the Company’s code of conduct. Violation of these rules can have serious consequences for the Company’s reputation and can lead to ARCADIS being excluded from bidding processes.

Risk Management

Risk management requires a healthy balance between entrepreneurship and recognizing and managing the risks that are associated with management must be firmly established at all levels within the organization. Important elements of risk management are explained below. For more information, please refer to the Company’s website. Although risk management and control systems receive considerable attention, it cannot be excluded that the above-listed risks or other risks have a material impact on the Company.

Management and supervision

Important for good risk management are (adherence to) internal control systems and approval levels for submitting bids, entering into financing arrangements or long-term obligations such as rental agreements or leases, pledging securities and making investments and acquisitions. The responsibilities and authority of the management of an operating company are established in a management charter.

The status of business results, as well as identified risks and their management and control, is discussed each quarter. In between, reports are filed on working capital and the cash position. Regularcommunication with the various operatingcompanies’ managements occurs so that operational processes and the associated risks are understood. Yearly, the management of each operating company provides a letter of representation that is to be attached to the annual financial statement.

Through discussions about the quarterly results, the strategic plan and the annual budget, the Supervisory Board monitors the Company’s progress and the management of its risks. The Audit Committee of the Supervisory Board monitorscompliance with the financial regulations, the quality

THE CHALLENGE_How to design a high-speed rail line that connects the eastern part of France and neighboring countries Germany and Switzerland to Paris through the heart of Dijon. A number of complicating elements determine the most favourable positioning of the future lines. To the west, the new line crosses a hilly landscape. Hosting the ramp between valleys and plateau without extra civil engineering costs and limiting the environmental impact are the challenges. To the southeast, high-speed trains have to travel through the densely constructed area of Dijon, next to a rail corridor with many freight and regional trains. Not an ideal situation for developing a new railway station.

THE APPROACH_ARCADIS’ proposal for the west branch provides a cost-efficient yet environmentally friendly solution. In congested Dijon, the high-speed rail line to the southeast travels underground. Aboveground, the new north-south line through Dijon mainly uses an existing rail corridor. Finally, strategically situated at the intersection of these lines is the new double-deck rail station. Close to the city center. Providing direct access to other means of public transport.

THE RESULT_A “tour de France” in one day. Pushing boundaries. Connections that perfectly align. Linking Dijon at the center to destinations in any direction, with any type of transport service.

of the financial reports and the effectiveness of the internal control systems. In relation to the Sarbanes-Oxley Act, ARCADIS’ internal control processes are being reviewed and evaluated for their effectiveness.

Portfolio policy and account management

Having a balanced portfolio, distributing activities by categories of client, market sectors and countries, can reduce vulnerability to market risks. To maintain this balance, ARCADIS actively manages its portfolio of activities, both for the overall Company and in the different operating companies. With this strategy, the Company seeks to grow in areas that create more added value, while reducing activities with lower than average returns. Account management has been introduced in many areas of the Company, enabling an early response to anticipated changes in the set of contracts.

Information systems

Adequate information about Company procedures is essential for risk management. ARCADIS’ financial reports are produced in accordance with guidelines that are established in the “Accounting Manual.” This manual is regularly updated with the internal procedures and the accounting standards that apply in ARCADIS. Financial reports are filed quarterly. Operating companies produce a profit and loss report monthly and a more frequent summary of order intake and billability to be able to react rapidly to developments.

Project management

Project management plays a central role in managing risk and applies to every phase of a project: from preparing the bid to delivering the product. The responsibility for risk management lies first with the project manager. In the bidding phase, there are approval requirements dependent on the scope and/or the risk profile of the project. The progress of a project is assessed regularly; this assessment is conducted by the project manager and at least one other expert or manager. Many operating companies have quality systems that include specific procedures for risk management.

Human Resources Management

Education and training Because project managers, in particular, play a key role in risk management, specialized educational and training programs have been implemented. In addition, greater emphasis has been placed on increasing the expert knowledge of specialists and other employees.

Flexibility To be able to respond rapidly to changing markets, flexibility in staff training is essential. Depending on the statutory regulations regarding the employment market, various standards and instruments are used to be able to respond to changes in the contract portfolio.

Attraction

A universal theme

Attraction is a universal theme. Of people to people. And people to objects. Many developments focus on making the world a more beautiful place. Cities and commercial locations are adapted to tomorrow’s demands. To tempt people to live, work and enjoy their time there. We invest in urban developments, in distinctive and attractive housing. Think beyond the obvious, and discover new connections and possibilities.

Bert van Eekelen, project manager ARCADIS  - “The Zuidas project is a prime example of a multi-functional area with short travel distances and international stature. Set between Amsterdam and Schiphol airport. It is a major contribution to the city’s aspiration to grow into an important European business center.”

Jan Stoutenbeek, director Zuidas development organization - “A unique feature is the high building volume on a small surface area. With traffic and public transport underground, the north and south of Amsterdam will be reconnected by a high quality urban district. Combining offices, residential, retail, leisure facilities and green amenities to make it a desirable place.”

Bert van Eekelen - “Large, complex projects like Zuidas call for a unique approach and close cooperation between all parties. That is the added value of the team. Here, ARCADIS goes beyond delivering engineering expertise. We contribute to an innovative development. We don’t deliver a design, we help to create a new concept.”

Jan Stoutenbeek - “In this public-private partnership, governments work together with banks and private companies like ARCADIS, which brings financial balance. The cost of bringing infrastructure underground is offset by property distribution and development of real estate aboveground. We assigned ARCADIS with integration of road- and railinfrastructure and development of offices, apartments, retail and parking facilities. The focus is not only on the final results. We also strive to minimise inconvenience for neighboring businesses.”

< Bert van Eekelen Jan	Stoutenbeek >

The challenge The south of Amsterdam. 26 million square feet of real estate. 130,000 high income residents in the area. Residential, offices, retail and leisure facilities. A place where highways and public transport are key. Giving this space international appeal. Make it attractive for people to live, work, shop and to enjoy their leisure time.

The approach A concept for bringing infrastructure underground is developed. Moving all highway traffic, trains and metro’s out of sight. Combining all public transport in one terminal. Making it easy for people to find their connection and reach their destinations. At the same time, above ground, people can work, live and enjoy themselves in beautiful surroundings.

The result A high quality urban district with all the amenities, access to the historical city and readily available for traffic to and from anywhere in the world. An attraction for Amsterdam.

Financial Statements 2005

Consolidated balance sheet at December 31

	2005 in US$	2005	2004
Assets
Non-current assets
Intangible assets (1)	150,838	127,861	55,356
Tangible assets (2)	66,056	55,994	43,635
Investments in non-consolidated companies (3)	8,790	7,451	5,597
Other investments (4)	14,890	12,622	8,088
Deferred tax assets (11)	15,586	13,212	9,676
Total non-current assets	256,160	217,140	122,352
Current assets
Inventories (5)	441	374	468
Derivatives (6)	2,033	1,723	—
(Un)billed receivables (7)	416,392	352,963	271,304
Corporate tax receivables	4,763	4,037	—
Cash and cash equivalents (8)	87,161	73,884	48,219
Total current assets	510,790	432,981	319,991
Total	766,950	650,121	442,343

Equity and liabilities
Shareholders’ equity
Share capital	1,215	1,030	1,030
Additional paid-in capital	52,087	44,153	37,644
Reserve exchange rate differences	7,554	6,403	(3,633)
Retained earnings	105,777	91,203	79,154
Net income	41,234	33,414	22,176
Total shareholders’ equity	207,867	176,203	136,371
Minority interest	14,020	11,885	8,994
Group equity (9)	221,887	188,088	145,365
Non-current liabilities
Provisions (10)	18,661	15,818	27,419
Deferred tax liabilities (11)	30,970	26,252	12,129
Long-term debt (12)	137,021	116,149	12,966
Total non-current liabilities	186,652	158,219	52,514
Current liabilities
Billings in excess of cost (7)	105,311	89,269	40,273
Corporate tax liabilities	9,641	8,172	9,873
Trade and other liabilities (13)	243,459	206,373	194,318
Total current liabilities	358,411	303,814	244,464
Total	766,950	650,121	442,343

Exchange rate balance sheet data US$ 1.00 = € 0.84767 (December 31, 2005).

Amounts in thousands of euros unless otherwise stated

Consolidated statement of income

	2005 in US$	2005	2004
Net sales	1,237,736	999,743	894,405
Gain on sale of investments	3,649	2,893	6,525
Change in work in progress	(53)	(1,537)	(149)
Gross revenue	1,241,332	1,001,099	900,781
Materials, services of third parties and subcontractors	368,332	297,849	(268,244)
Net revenue	873,000	703,250	632,537
Operational cost	(779,560)	(627,685)	(580,988)
Depreciation	(18,943)	(15,210)	(15,654)
Amortization identifiable intangible assets	(7,202)	(5,967)	(376)
Operating income	67,295	54,388	35,519
Financial items	(2,363)	(1,844)	(3,464)
Income before taxes	64,932	52,544	32,055
Taxes	(21,470)	(17,342)	(10,400)
Income of consolidated companies after taxes	43,462	35,202	21,655
Income of non-consolidated companies and
long-term investments	1,646	1,382	2,448
Group income after taxes	45,108	36,584	24,103
Attributable to:
Net income (Equity holders of the parent)	41,234	33,414	22,176
Minority interest	3,874	3,170	1,927
Net income per share (in euros)
Basic	2.04	1.65	1.10
Diluted	1.98	1.60	1.09
Weighted average number of shares used to compute income per share:
Basic		20,260,712	20,140,195
Diluted		20,816,777	20,417,230

Exchange rate income data US$ 1.00 = € 0.76273 (1st quarter), € 0.79291 (2nd quarter), € 0.81987 (3rd quarter) and € 0.84172 (4th quarter), average quarterly rates.

Net income from operations	2005 in US$	2005	2004
Net income	41,234	33,414	22,176
Pensions	(468)	(394)	(667)
Effects of financial instruments	(1,441)	(1,213)	—
Non-recurring income net of taxes	(3,103)	(2,486)	1,366
Income taxes	—	—	519
Amortization identifiable intangible assets	4,919	4,045	376
Net income from operations	41,141	33,366	23,770
Net income from operations per share (in euros)
Basic	2.03	1.65	1.18
Diluted	1.98	1.60	1.16

Amounts in thousands of euros unless otherwise stated

Consolidated cash flow statement

Cash flow from operating activities	2005 in US$	2005	2004
Net income	41,234	33,414	22,176
Minority interest	3,874	3,170	1,927
Income of non-consolidated companies and long-term investments	(1,646)	(1,382)	(2,448)
Taxes on income	21,470	17,342	10,400
Financial items	2,363	1,844	3,464
Operating income	67,295	54,388	35,519
Depreciation and amortization	26,145	21,177	16,030
Operating cash flow before changes in working capital and provisions	93,440	75,565	51,549
Stock-based compensation	662	561	239
Dividend received from non-consolidated companies	745	632	2,099
Sale of activities, net of cost	(2,933)	(2,486)	(3,990)
Interest received	2,588	1,996	1,063
Interest paid	(7,262)	(5,799)	(3,449)
Corporate tax paid	(19,010)	(16,114)	(6,779)
Changes in inventories	111	94	(268)
Changes in receivables	(38,370)	(32,525)	(11,550)
Changes in provisions	(3,899)	(3,305)	882
Changes in billing in excess of costs	42,976	36,429	—
Changes in current liabilities	11,173	11,742	14,978
Net cash provided by operating activities	80,221	66,790	44,774

Cash flow from investing activities
Investments in (in)tangible assets	(20,842)	(17,667)	(12,470)
Divestments of (in)tangible assets	3,214	2,725	713
Investments in consolidated companies	(88,523)	(75,039)	(14,759)
Divestments of consolidated companies	10,059	8,527	8,006
Investments in non-consolidated companies and other non-current assets	(6,911)	(5,858)	(2,526)
Divestments of non-consolidated companies and other non-current assets	2,593	2,198	1,308
Net cash used in investing activities	(100,410)	(85,114)	(19,728)

Cash flow from financing activities
Issued shares	58	49	1,727
Options exercised	3,096	2,624	704
Own shares purchased	(7,741)	(6,562)	(158)
New long-term debt	94,295	79,931	3,018
Repayment of long-term debt	(28,473)	(24,136)	(4,034)
Changes in short-term borrowings	46	39	2,248
Dividends paid	(12,797)	(10,848)	(10,204)
Other changes in equity	1,140	966	—
Net cash used in financing activities	49,624	42,063	(6,699)
Exchange rate differences	2,272	1,926	(1,386)
Translation differences of income items	(1,429)
Total exchange rate differences	843	1,926	(1,386)

Total increase / (decrease)	30,278	25,665	16,961
At beginning of year	65,679	48,219	31,258
Conversion difference January 1 amount	(8,796)
At end of year	87,161	73,884	48,219

Amounts in thousands of euros unless otherwise stated

Changes in group equity

Reconciliation of movement in capital and reserves

			Reserve
		Additional	exchange		Share-
	Share	paid-in	rate	Retained	holders’	Minority	Group
	capital	capital	differences	earnings	equity	interest	equity
Balance at January 1, 2004	1,022	35,985		87,956	124,963	7,557	132,520
Exchange rate differences			(3,633)		(3,633)	186	(3,447)
Option costs and taxes				239	239		239
Income directly recognized in equity			(3,633)	239	(3,394)	186	(3,208)
Net income				22,176	22,176	1,908	24,084
Total income / (expenses)			(3,633)	22,415	18,782	2,094	20,876
Dividends to shareholders				(9,647)	(9,647)	(557)	(10,204)
Own shares purchased for granted options				(158)	(158)		(158)
Options exercised				704	704		704
Issuance of shares of common stock	8	1,659			1,667		1,667
Expansion ownership						(217)	(217)
Capital increase						59	59
Other changes				60	60	58	118
Balance at December 31, 2004	1,030	37,644	(3,633)	101,330	136,371	8,994	145,365
Balance at January 1, 2005	1,030	37,644	(3,633)	101,330	136,371	8,994	145,365
Exchange rate differences			10,036		10,036	1,581	11,617
Option costs and taxes				3,487	3,487		3,487
Income directly recognized in equity			10,036	3,487	13,523	1,581	15,104
Net income				33,414	33,414	3,170	36,584
Total income / (expenses)			10,036	36,901	46,937	4,751	51,688
Dividends to shareholders				(9,745)	(9,745)	(1,103)	(10,848)
Own shares purchased for granted options				(6,562)	(6,562)		(6,562)
Options exercised				2,624	2,624		2,624
Expansion ownership						(787)	(787)
Capital increase						49	49
Additional paid-in capital		6,509			6,509		6,509
Other changes				69	69	(19)	50
Balance at December 31, 2005	1,030	44,153	6,403	124,617	176,203	11,885	188,088

Amounts in thousands of euros unless otherwise stated

Valuation principles

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB) as endorsed by the European Union. These are ARCADIS NV’s first consolidated financial statements in accordance with IFRS, and IFRS 1 has been applied.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flow of ARCADIS is provided in note 15. The introduction of IFRS mainly affects deferred compensation, goodwill and work in progress.

Basis of preparation

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from the estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed on page 110.

All amounts shown in the financial statements are in thousands of euros unless otherwise indicated.

Consolidation The consolidated financial statements include the accounts of ARCADIS NV and itssubsidiaries. Subsidiaries are companies over which ARCADIS NV has control. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. Hundred percent of the operations of subsidiaries are included with the minority interest in group equity and group income shown separately. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date control ceases.

Transactions eliminated on consolidation Intragroup balances and any unrealized gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with non consolidated companies and jointly controlled entities are eliminated to the extent of the Group’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Conversion of foreign currencies For balance sheet accounts, non-euro amounts are converted intoeuros at exchange rates on the respective balance sheet dates. For statement of income data, non-euro amounts are converted into euros at the average quarterly exchange rates over the respective reported period. Exchange rate differences are included in income, except those arising from the conversion of equity of subsidiaries and jointly controlled entities, which are directly added to or deducted from equity. They are released into the income statement upon disposal of the subsidiary or jointly controlled entity.

Principles of valuation of assets and liabilities

Intangible assets

Goodwill All acquisitions are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Goodwill has an indefinite useful life and is stated at cost less any accumulated impairment losses. Goodwill is tested annually for impairment.

Identifiable intangible assets Acquired identifiable intangible assets are stated at cost less accumulated amortization and impairment losses. Identifiable intangible assets have a finite useful life and are amortized over the estimated useful life based on the realization of the underlying profit.

Software Software is valued at cost less accumulated depreciation and impairment losses. Software has a finite life and is depreciated on a straight-line basis over the estimated useful life, which is 3 to 5 years.

Depreciation methods and useful lives, as well as residual values, are reassessed annually.

Tangible assets

Land and buildings Real estate is valued at cost less accumulated depreciation and impairment losses. Depreciation is charged to the income statement on a straight-line basis over the estimated useful life and generally amounts to 3% of the book value at the beginning of the year. Land is not depreciated.

Furniture and fixtures Furniture and fixtures are valued at cost. Depreciation is charged to the income statement on a straight-line basis over the estimated useful life. For furniture and fixtures the useful life varies from 3 to 8 years; annual depreciation is 12% to 33% of cost.

Depreciation methods and useful lives, as well as residual values, are reassessed annually.

Investments in non-consolidated companies (associates) Non-consolidated companies, in which ARCADIS has significant influence, but not control, over the financial and operating management, are valued using the equity method. Long-term receivables are valued at cost. If necessary, a deduction is made for permanent devaluation.

Jointly controlled entities Jointly controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group’s proportionate share of the entities’ assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

Inventories Goods for resale, raw materials, and supplies are valued at the lower of cost or net realizable value on balance sheet date.

Derivatives Only for specific purposes derivative financial instruments are used to hedge the Group’s exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting under IFRS are accounted for as trading instruments.

Derivatives are recognized initially at fair value. The gain or loss on remeasurement to fair value is recognized immediately as profit or loss. The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

(Un)billed receivables Unbilled receivables are stated at cost plus profit recognized to date less a provision for foreseeable losses and less progress billings. Cost includes all expenditures related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities based on normal operating capacity.

Trade and other receivables are valued at amortized costs.

Cash and cash equivalents Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and which form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flow.

Equity

Repurchase of shares The consideration paid for temporary repurchased shares, which are repurchased in order to prevent dilution through the share option plan, is deducted from equity including directly attributable costs.

Dividends

Dividends are recognized as a liability in the period in which they are declared.

Provisions

General

Provisions are recognized when there is a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are stated at the net present value, taking into account the timing of the cash outflows.

Pensions In some countries, limited plans are in place that qualify as defined benefit plans. For these limited defined benefit plans, a provision is created, which is based on actuarial calculations.

Obligations for contributions to defined contribution pension plans are recognized as a cost in the income statement as incurred.

Other long-term employee benefits The company’s net obligation for long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value of any related assets that are deducted. This provision consists of a provision for jubilee payments and a provision for early retirement.

Long-term debt Interest- bearing debts are recorded against amortized cost, in which the difference between the proceeds and the final repayment amount is charged to the income statement during the duration of the debts. The portion of the long term debt that has to be repaid within 1 year after balance sheet date is recorded as current portion of long-term debt under the current liabilities, unless there is an intention to refinance the repayment with long-term debt.

Impairment The carrying amounts of the assets of ARCADIS, other than work in progress and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment.

For goodwill and assets that have an indefinite useful life, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement. Impairment losses recognized in regard to cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash generating units and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis.

The recoverable amount is the greater of the net selling price and value in use. In assessing the value in use, estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss of goodwill is not reversed. Regarding other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Method of determination of income

Gross revenue Net sales are the total amount charged to customers, less sales-related taxes. To provide a correct presentation of the Group’s activities, net sales are adjusted for changes in work in progress. The change in work in progress includes the results of the current projects. Gains on sales of investments are shown separately.

Profits on projects are recorded according to the percentage-of-completion method. Losses, calculated up to the completion of the project, are recorded as soon as the loss situation is known. The balances of the projects on which no confirmation of order has been received are charged to income.

Materials, services of third parties and subcontractors This amount represents all project related costs of materials and services charged by third parties including the costs of subcontractors.

Operational cost All costs related to employees, as well as non-project-related out-of-pocket expenses are taken into account as operational cost in the year to which these items relate.

Share-based payments The fair value of share-based incentives under the ARCADIS long-term incentive plan is determined at the date of grant and is proportionally charged to the income statement as personnel cost over the period in which they are conditional until the vesting date of the options. The fair value of the granted options is determined using the Black Scholes model taking into account the effect of the applications. The cost charged will be adjusted for the actual number of share-based incentives that are cancelled. The vesting and exercise of shares may be conditional on the satisfaction of performance conditions or on continued employment, or both, as set by the Supervisory Board.

Financing items Financing items comprise interest income and expenses (are accounted for in the year to which these items relate using the effective interest rate method) and gains or losses on financial instruments.

Taxes Income tax on Group income comprises both current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity in which case it is recognized in equity.

Deferred taxes Deferred tax assets and liabilities are recorded on the basis of the expected fiscal consequences of temporary differences between the book value in the financial statements and the tax reporting of all assets and liabilities. Calculation of the deferred taxes is against the at balance sheet date enacted or substantially enacted tax rates and tax laws that according to the expectations are applicable when the deferred taxes will be settled. Deferred tax assets are only recorded when it is more likely than not that there will be future fiscal profits with which to settle these temporary differences or not-yet-compensated fiscal losses. Deferred taxes are recorded at nominal value.

Provisions for deferred taxes are based on the timing differences between book value and value for tax purposes of assets and liabilities at current rates.

Income from non-consolidated companies The proportionate share in earnings from nonconsolidated participations is accounted for in the year these earnings are recorded by those participations. For non-consolidated companies in which ARCADIS does not have significant influence, only dividends received are included in income.

Segment reporting The four segments on which the Company reports are the geographical segments. The differentiation in the type of services provided by the various group companies is limited. These services extend in general to consulting, engineering and project management services.

Earnings per share

Basic earnings per share are computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of ordinary shares and options outstanding during the period, as far as the exercise price of these options is lower than the share price.

Principles of preparing the Cash Flow Statement

The consolidated cash flow statement compares the balance sheet at January 1 with that at December 31. Changes because of conversion of foreign currencies are eliminated. Investments in and divestments of consolidated companies are presented net of cash.

Standards issued, but not yet effective

The Company has not yet determined the impact of new accounting standards issued, but not yet effective.

Critical accounting judgments in applying ARCADIS NV’s accounting policies

Percentage of completion ARCADIS’ profit from projects is determined using the percentage-of completion method: the expected profit is taken pro rata on the progress of the project. Losses are taken in their entirety as soon as they are identified. Incorrectly estimating project progress can lead to an incorrect valuation of the work in progress and thus incorrect recognition of revenue and profit that has to be corrected later.

Impairment Impairment of assets is determined using judgments of the management related to the recoverability of the carrying value by future cash flows. Incorrect judgments can lead to insufficient or no impairment that has to be corrected later.

Provisions Provisions are determined using judgments of the management when estimating the amount of the obligation. Incorrect judgments can lead to too high or too low provisions that have to be corrected later.

Identifiable intangible assets Determining the fair value of identifiable intangible assets requires management judgments. Incorrect judgments can lead to inadequate valuation of identifiable intangible assets and the related amortization.

Notes to the consolidated financial statements

General

The Company’s statement of income has been condensed in accordance with article 402 Book 2 of the Dutch Civil Code.

Group companies

In accordance with articles 379, 392, and 414, Book 2 of the Dutch Civil Code, the list of subsidiaries is filed with the Chamber of Commerce in Arnhem.

Consolidated interests

The main consolidated companies are listed below, stating the country in which they are domiciled, if outside The Netherlands, and the percentage of ownership.

ARCADIS Nederland BV, (100%) Arnhem

ARCADIS Aqumen Facility Management BV, (50%) Arnhem

PRC Holding BV, (100%) Bodegraven

ARCADIS G&M, Inc., (100%) Denver, Colorado, United States

ARCADIS Belgium NV, (100%) Deurne, Belgium

ARCADIS Deutschland GmbH, (100%) Darmstadt, Germany

ARCADIS FC International SA, (100%) Paris, France AYH, PLC, (100%) London, United Kingdom

ARCADIS GMI Ltd, (100%), Cambridge, United Kingdom

ARCADIS Polska Sp.z.o.o., (100%), Warsaw, Poland

ARCADIS Geotecnica Consultores SA, (100%) Santiago, Chile

ARCADIS Logos Engenharia SA, (50% + 1 share) São Paulo, Brazil

ARCADIS Euroconsult BV, (100%) Arnhem

Changes in consolidated interests

In 2005, the following acquisitions and divestments were completed:

		Percentage	(De)consolidation
Name	Country	ownership	as of
Acquisitions
SWK NV	Belgium	100%	Mid-May 2005
AYH, Plc.	United Kingdom	100%	June 30, 2005
Greystone Environmental Consultants, Inc.	United States	100%	June 30, 2005
Blasland, Bouck & Lee, Inc.	United States	100%	September 30, 2005
Divestments
Grupo EP SA	Spain	50%	Mid-June 2005
Renardet/Sauti SA	Donor market	100%	June 30, 2005

The total investment in acquisitions in 2005 was € 121 million, which resulted in additional goodwill of €61 million. This goodwill was assigned to our geographic segments as follows:

In millions of euros
The Netherlands	0
United States	44
Europe	16
Rest of world	1
Total goodwill	61

Of the € 121 million invested in acquisitions in 2005, up to € 27 million will be paid after 2006 and is consequently recorded as a liability.

For the impact of the acquisitions and divestments of business interests on the financial statements of ARCADIS NV, please refer to note 16.

Notes to the consolidated balance sheet

1_Intangible assets

		Identifiable
		intangible
	Goodwill	assets	Software	Total
Purchase price
Balance at January 1, 2004	38,183	—	15,915	54,098
(De)consolidations			(60)	(60)
Investments	13,290	2,451	2,940	18,681
Divestments			(610)	(610)
Effect of movements in foreign exchange	(1,047)		(164)	(1,211)
Reclassification	(500)	500	—	—
Other changes			80	80
Balance at December 31, 2004	49,926	2,951	18,101	70,978

Balance at January 1, 2005	49,926	2,951	18,101	70,978
(De)consolidations	1,118		(840)	278
Investments	61,273	11,540	2,846	75,659
Divestments			(751)	(751)
Effect of movements in foreign exchange	3,666	188	777	4,631
Balance at December 31, 2005	115,983	14,679	20,133	150,795

Depreciation and impairment losses
Balance at January 1, 2004		—	12,707	12,707
Depreciation charge for the year		376	2,188	2,564
(De)consolidations			(107)	(107)
Investments			809	809
Divestments			(191)	(191)
Effect of movements in foreign exchange			(160)	(160)
Reclassification	(63)	63		—
Balance at December 31, 2004	(63)	439	15,246	15,622

Balance at January 1, 2005	(63)	439	15,246	15,622
Depreciation charge for the year		5,967	1,732	7,699
(De)consolidations			(665)	(665)
Divestments			(424)	(424)
Effect of movements in foreign exchange	7	66	629	702
Reclassification	56	(56)		—
Balance at December 31, 2005	—	6,416	16,518	22,934

Amounts in thousands of euros unless otherwise stated

Carrying amounts

		Identifiable
		intangible
	Goodwill	assets	Software	Total
At January 1, 2004	38,183	—	3,208	41,391
At December 31, 2004	49,989	2,512	2,855	55,356

At January 1, 2005	49,989	2,512	2,855	55,356
At December 31, 2005	115,983	8,263	3,615	127,861

The total goodwill capitalized was assigned to our geographic segments as follows:

	2005	2004
The Netherlands	15,223	14,566
United States	63,154	16,638
Other European Countries	32,759	15,470
Rest of world	4,847	3,315
Total goodwill	115,983	49,989

The amortization and depreciation charge is recognized in the following line items in the income statement:

	2005	2004
Amortization identifiable intangible assets	5,967	376
Depreciation	1,732	2,188

The capitalized goodwill and identifiable intangible assets were tested for impairment. This test did not result in an impairment.

2_Tangible assets

	Land and buildings	Furniture and fixtures	Total
Purchase price
Balance at January 1, 2004	17,478	114,934	132,412
(De)consolidations		880	880
Investments	1,217	9,057	10,274
Divestments	(100)	(7,269)	(7,369)
Effect of movements in foreign exchange	68	(2,016)	(1,948)
Others		133	133
Balance at December 31, 2004	18,663	115,719	134,382

Balance at January 1, 2005	18,663	115,719	134,382
(De)consolidations	8,865	(5,158)	3,707
Investments	1,218	13,649	14,867
Divestments	(443)	(20,624)	(21,067)
Effect of movements in foreign exchange	66	5,618	5,684
Balance at December 31, 2005	28,369	109,204	137,573

Depreciation and impairment losses
Balance at January 1, 2004	5,186	81,180	86,366
Depreciation charge for the year	1,049	12,411	13,460
Deconsolidations	(136)	(251)	(387)
Divestments	(9)	(6,905)	(6,914)
Effect of movements in foreign exchange	19	(1,797)	(1,778)
Balance at December 31, 2004	6,109	84,638	90,747

Balance at January 1, 2005	6,109	84,638	90,747
Depreciation charge for the year	1,372	12,107	13,479
Deconsolidations	(1,256)	(7,009)	(8,265)
Divestments	(164)	(18,460)	(18,624)
Effect of movements in foreign exchange	13	4,229	4,242
Balance at December 31, 2005	6,074	75,505	81,579

Carrying amounts
At January 1, 2004	12,292	33,754	46,046
At December 31, 2004	12,554	31,081	43,635

At January 1, 2005	12,554	31,081	43,635
At December 31, 2005	22,295	33,699	55,994

Amounts in thousands of euros unless otherwise stated

At December 31, 2005, the book value of tangible fixed assets, financed by financial lease, was € 1,709 (2004: € 1,753).

3_Investments in non-consolidated companies

Valued using the equity method	2005	2004
Balance at January 1	5,597	4,058
Changes as a result of
Equity share in income	1,382	2,422
Investments	416	235
(De)consolidations	(734)	390
Divestments	34	—
Received dividends	(631)	(2,073)
Reclassification	—	(136)
Other changes and exchange rate differences	1,387	701
	1,854	1,539
Balance at December 31	7,451	5,597

Summary of financial information on non-consolidated companies - 100 per cent in millions:

				Gross	Net
	Assets	Liabilities	Equity	revenue	income
2005	108.4	26.5	81.9	86.8	29.8
2004	148.5	76.7	71.8	122.4	40.7

4_Other investments

Valued at cost	2005	2004
Balance at January 1	641	1,223
Changes as a result of
Equity share in income	—	26
Investments	499	275
(De)consolidations	(583)	(374)
Divestments	(74)	(150)
Received dividends	—	(26)
Other changes and exchange rate differences	18	(333)
	(140)	(582)
Balance at December 31	501	641

Amounts in thousands of euros unless otherwise stated

	2005	2004
Long-term receivables from non-consolidated companies
Balance at January 1	456	1,051
Changes as a result of
New receivables	1,526	600
Amortization loans	—	(700)
Received	(593)	(407)
Other changes and exchange rate differences	49	(88)
	982	(595)
Balance at December 31	1,438	456

Other receivables
Balance at January 1	6,991	6,059
Changes as a result of
Consolidations	1,016	34
New receivables	3,416	1,416
Received	(1,565)	(751)
Reclassification	(180)	136
Other changes and exchange rate differences	1,005	97
	3,692	932
Balance at December 31	10,683	6,991

Total other investments	12,622	8,088

5_Inventories

	2005	2004
Goods for resale	46	126
Raw materials and supplies	328	342
	374	468

Amounts in thousands of euros unless otherwise stated

6_Derivatives

The Company purchased cross currency swaps to hedge for currency and interest rate risk.

7_(Un)billed receivables

	2005	2004
Unbilled receivables	113,721	65,610
Trade receivables	204,334	181,385
Receivables from non-consolidated companies	2,958	3,650
Other receivables	18,902	13,407
Prepaid expenses	13,048	7,252
	352,963	271,304

Work in progress

Unbilled receivables are part of the net position of work in progress:

	2005	2004
Unbilled receivables	113,721	65,610
Billings in excess of cost	89,269	40,273
Net position of work in progress	24,452	25,337
Amount of advances received	17,675	13,543
Amount of retentions	1,392	2,801

The sum of work being performed, valued at cost, and the proportional part of the expected profits of the related projects, less provisions regarded as necessary, as described before, amounts to approximately € 625 million (2004: approximately € 584 million).

Advances amount to approximately € 601 million (2004: approximately € 556 million).

8_Cash and cash equivalents

	2005	2004
Deposits	8,737	1,037
Bank and cash	65,147	47,182
	73,884	48,219

Amounts in thousands of euros unless otherwise stated

Substantially all of the amount was freely available. The effective interest rates for cash were 3%.

Group equity

9_Share capital

The Company’s authorized share capital amounts to € 5,000,010 divided into 40,000,000 shares of common stock, 50,000,000 shares of cumulative preferred stock, and 10,000,000 shares of cumulative financing preferred stock (divided over four series of 2,500,000 shares each), all with a nominal value of €0.05 each, and 200 priority shares with a nominal value of € 0.05 each. At December 31, 2005,

20,645,615 (2004: 20,645,615) shares of common stock and 200 (2004: 200) priority shares had been issued.

ARCADIS NV 1994 and 1996 Incentive Plan ARCADIS NV had specific employee stock options plans for its American employees. At December 31, 2005, 287,664 (2004: 454,139) options were outstanding. These can be exercised at prices ranging from US$ 6.75 to US$ 15.00 (2004: US$ 6.75 to US$ 15.00); the average exercise price is US$ 10.20 (2004: US$ 9.77). During 2005, no options were granted under these plans. During 2005, 142,350 options were exercised (2004: 223,238) with exercise prices between US$ 6.75 and US$ 11.50 (2004: US$ 6.75 and US$ 11.50), while 24,125 options with exercise prices ranging from US$ 6.75 to US$ 15.00 were cancelled. The closing price of ARCADIS shares on the NASDAQ on December 30, 2005 was US$ 31.60 (2004: US$ 18.42). One option entitles the holder to one share. On December 31, 2005, option holders had the opportunity to exercise 148,639 options at prices ranging from US$ 6.75 to

US$ 14.60. These plans expired in 2003 and in May 2005, so that no new options may be granted under these plans. The options granted under these plans are valid for a ten-year period and generally become vested after a three-year period.

ARCADIS NV 2001 Long Term Incentive Share Option Plan From 2001, a new worldwide option plan was introduced for the senior management of the Company. On May 13, 2005, 210,000 options were granted under this plan with an exercise price of € 17.94. In May and June 2005, 28,220 options with exercise prices ranging from
US$ 21.77 to US$ 23.01 were granted to the Corporate Director of Mergers & Acquisitions. In June 2005, 49,980 options were granted to the management and key staff of AYH related to the aquisition of the company. The exercise price is € 19.25. On December 31, 2005, a total number of 899,391 options were outstanding under the 2001 plan. The average exercise price is € 12.00. On December 31, 2005, option holders had the opportunity to exercise 167,200 options against prices varying from € 9.20 to €10.79. The closing price of ARCADIS shares on Euronext on December 30, 2005 was € 26.80.

ARCADIS NV 2005 Long-Term Incentive Plan In May 2005, the General Meeting of Shareholders agreed to a number of changes in the 2001 plan. These changes are the result of the implementation of the Dutch Corporate Governance Code, as well as the expiration of the ARCADIS 1996 Incentive Plan. Following are the primary changes that were introduced:

•                  In addition to rights to shares (option rights) other share-related incentives can be granted, such as Stock Appreciation Rights, Restricted Stock (units) and Incentive shares.

•                  The granting of (rights to) shares can be related to the goals or performance criteria as set by the ARCADIS NV Supervisory Board. This Board also determines the moment at which the granted (rights to) shares can be exercised.

•                  The number of (rights to) shares totals 2,500,000. The plan has been extended to December 31, 2011. In its December 2005 meeting, the Supervisory Board approved the revised text of the 2001 plan, now titled the ARCADIS NV 2005 Long-Term Incentive Plan.

On May 13, 2005, and under the conditions of this plan, 40,000 conditional options ware granted to the members of the Executive Board against an exercise price of € 17,94. In addition, under this plan, 60,000 options (with an exercise price of US$ 21.01) were granted to the Corporate Director of Mergers & Acquisitions, and 149,968 options (with an exercise price of € 21.14) were granted to the management and key staff of BBL related to the acquisition of that company. In May 2005 under the conditions of this plan, 17,000 conditional share units were granted to the members of the Executive Board, in line with the revised remuneration policy for the Executive Board as adopted by the General Meeting of Shareholders in May 2005. The administrative settlement of these options and shares will take place in the first quarter of 2006.

Overview of incentive shares granted

Provisional (rights to) shares granted on	Granted	Unconditional in	Amount	Expired
May 11, 2005	17,000	2008	191,000	—

Amounts in thousands of euros unless otherwise stated

Overview of options granted

Option plan				Exercise					Expiration
from year:	Maximum		Granted	price		Cancelled	Exercised	Outstanding	date
1994	520,000	*	51,878	US$	9.13	35,752	16,126	0	03-26-2006
			74,500	US$	9.13	34,442	35,058	5,000	03-26-2006
1996	850,000		99,695	US$	11.50	38,000	59,195	2,500	04-01-2008
		*	305	US$	11.50	—	305	0	04-01-2008
			82,500	US$	6.75	25,270	44,360	12,870	03-17-2009
			122,123	US$	6.75	28,900	62,495	30,728	05-17-2010
		*	6,627	US$	6.75	—	2,605	4,022	05-17-2010
			110,937	US$	8.00	36,700	29,390	44,847	05-23-2011
		*	7,813	US$	8.00	—	3,810	4,003	05-23-2011
			31,779	US$	9.44	—	24,717	7,062	06-14-2012
		*	3,221	US$	9.44	—	2,147	1,074	06-14-2012
			10,000	US$	10.25	—	—	10,000	05-09-2013
			60,000	US$	11.50	—	9,600	50,400	06-13-2013
			30,000	US$	8.70	2,000	—	28,000	08-18-2013
		*	19,848	US$	11.85	—	—	19,848	06-13-2013
			787	US$	9.86	—	—	787	05-09-2013
		*	7,865	US$	8.75	—	5,243	2,622	08-18-2013
			1,257	US$	9.33	—	—	1,257	05-07-2013
		*	1,088	US$	10.06	—	—	1,088	08-08-2013
		*	30,800	US$	10.19	—	26,200	4,600	10-16-2013
			2,136	US$	11.80	—	—	2,136	12-31-2013
			7,864	US$	11.80	—	—	7,864	12-31-2013
		*	1,456	US$	13.70	—	—	1,456	06-29-2014
		*	4,525	US$	14.00	—	—	4,525	09-24-2014
		*	5,200	US$	14.29	—	—	5,200	10-15-2014
		*	8,000	US$	14.60	—	—	8,000	11-03-2014
			30,000	US$	15.00	2,225	—	27,775	11-03-2014
Subtotals 1994/1996			812,204			212,889	311,651	287,664
2001	2,500,000		195,000		€9.20	5,000	140,000	50,000	05-22-2011
			254,100		€10.79	55,622	90,278	108,200	05-15-2012
			9,000		€8.50	—	—	9,000	08-28-2012
			290,250		€8.93	56,389	611	233,250	05-13-2013
			230,779		€8.50	3,682	—	227,097	10-16-2013
			210,000		€17.94	13,500	—	196,500	05-10-2015
			5,160	US$	21.77	—	—	5,160	05-11-2015
			18,260	US$	23.01	—	—	18,260	06-23-2015
			4,800	US$	23.00	—	—	4,800	06-30-2015
			49,980		€19.25	2,856	—	47,124	06-23-2015
Subtotal 2001			1,267,329			137,049	230,889	899,391
2005			40,000		€17.94	—	—	40,000	05-10-2015
			60,000	US$	21.01	—	—	60,000	09-30-2015
			149,968		€21.14	—	—	149,968	09-30-2015
Subtotal 2005			249,968			—	—	249,968
Total			2,329,501			349,938	542,540	1,437,023

* “Unconditional”

Purchase or issuance of shares

Regarding the ARCADIS Incentive plans, the intention is to minimize dilution by purchasing (a portion of) the shares needed for these plans. In 2005, no shares were issued as a result of options being exercised (2004: 215,238). The following amounts of shares were purchased:

Year	Number of shares	Price at time of purchase
2002	300,000	€ 10.75
2003	112,972	€ 7.74 to € 8.65
2004	500	€ 8.65
2004	11,400	US$ 18.40 to US$ 18.65
2005	217,013	€ 18.25 to € 27.24
2005	115,033	US$ 17.00 to US$ 30.94

In 2005, the Company repurchased 217,013 shares against a price ranging from € 18.25 to € 27.24, and 115,033 shares against a price ranging from US $ 17.00 to US $ 30.94; these shares are to cover the options granted. This temporary repurchase has been deducted from the Other Reserves.

Of the shares purchased, a total number of 303,239 throughout 2005 have been placed back in the market through the exercise of options. The net proceeds were € 2,624,000-.

For a detailed description of the options plans, please refer to page 126”Options and stock purchase plans.”

Outstanding shares of common stock:

			Repurchase	Reissuing
	January 1	Issuing shares	shares	shares	December 31
2004	20,017,405	215,238	11,900	78,000	20,298,743
2005	20,298,743	—	332,046	303,239	20,269,936

Additional paid-in capital

At the end of 2005 an agreement was made with the Lovinklaan Foundation, ARCADIS’ largest shareholder, that this foundation would pay ARCADIS € 6,509 to support an adjustment of the early retirement plan for Dutch employees (see note 10). Such payment by a shareholder is considered additional paid-in capital.

Reserve exchange rate differences

Reserve exchange rate differences comprise all foreign exchange differences arising from the translation of the financial statements of foreign operations outside the euro-zone.

The earnings per share for the years 2005 and 2004 is calculated as follows:

	2005	2004
Average number of issued shares	20,645,815	20,532,424
Average number of repurchased shares	385,103	392,229
Average number of outstanding shares	20,260,712	20,140,195
Of which priority shares	200	200
Shares of common stock	20,260,512	20,139,995

For the calculation of earnings per share, no distinction is made between the different classes of shares.

Total earnings of ARCADIS:

	2005	2004
Net income from operations	33,366	23,770
Net income	33,414	22,176

Earnings per share:
Net income from operations	1.65	1.18
Net income	1.65	1.10

As mentioned on page 99 of this annual report, at December 31, 2005, the number of outstanding options is 1,437,023 (2004: 1,267,358). At December 31, 2005, all outstanding options were in the money, although not all options were exercisable. Exercising options may lead to dilution. This dilution is calculated on a monthly average basis.

	2005	2004
Average number of outstanding shares	20,260,712	20,140,195
Average number of diluting shares	556,065	277,035
Average number of diluted shares	20,816,777	20,417,230

Earnings per diluted share:
Net income from operations	1.60	1.16
Net income	1.60	1.09

10_Provisions

	Pension	Deferred
	obligations	compensation	Restructuring	Litigation	Others	Total
Balance at January 1, 2005	18,903	1,194	4,460	1,403	1,459	27,419
Change as a result of
(De)consolidations	—	—	(966)	348	(861)	(1,479)
Additions	1,820	95	2,424	2,739	234	7,312
Amounts used	(499)	(27)	(3,158)	(791)	(377)	(4,852)
Unused amounts reversed during the period	(13,100)	—	—	—	—	(13,100)
Exchange rate differences	460	—	—	—	58	518
Balance at December 31, 2005	7,584	1,262	2,760	3,699	513	15,818

Amounts in thousands of euros unless otherwise stated

Of the provisions, the amount of € 4.0 million is of a current nature. Non-current is € 11.8 million.

Pensions

Employees of PRC, which was acquired in 2003, until recently had a pension plan that under IFRS was classified as a defined benefit pension plan. In the transition from Dutch GAAP to IFRS a provision was recorded in the 2004 opening balance sheet, which was charged directly to equity. By the end of 2005 the defined benefit pension plan was changed into a defined contribution pension plan. The provision ad € 13.1 million recorded as of December 31, 2004 for the defined benefit pension plan, was released to income in 2005.

Other categories of provisions

The restructuring provision is recorded for the restructuring of some parts of the Company, especially in the Netherlands.

ARCADIS has received claims. As far as these claims are not covered by professional liability insurance a provision for litigation is recorded.

Some minor provisions are taken on an aggregate level under the heading “Others.”

11_Deferred tax assets and liabilities

	Deferred	Deferred
	tax assets	tax liabilities	Total
Balance at January 1, 2005	(9,676)	12,129	2,453
Change as a result of
(De)consolidations	(6,122)	5,588	(534)
Additions	(4,810)	7,427	2,617
Amounts used	3,881	(503)	3,378
Unused amounts reversed during the period	4,127	4,127
Exchange rate differences	(612)	1,611	999
Balance at December 31, 2005	(13,212)	26,252	13,040

		Assets		Liabilities		Net
Sources of deferral	2005	2004	2005	2004	2005	2004
Goodwill/identifiables	—	—	3,038	206	3,038	206
Derivatives	—	—	510	—	510	—
Work in progress	(580)	(324)	18,958	10,635	18,378	10,311
Accrued expenses	(5,482)	(3,568)	—	—	(5,482)	(3,568)
Share based payments	(1,960)	—	—	—	(1,960)	—
Deferred compensation	(2,202)	(5,784)	—	—	(2,202)	(5,784)
Net operating losses	(2,988)	—	—	—	(2,988)	—
Cash method	—	—	3,054	901	3,054	901
Others	—	—	692	387	692	387
Balance at December 31	(13,212)	(9,676)	26,252	12,129	13,040	2,453

Amounts in thousands of euros unless otherwise stated

In 2005, a deferred tax asset of € 1.9 million (2004: € 1.9 million) of net operating losses was not recognized, as the opinion of management is that these losses will not be compensated by future profits in the companies where these losses were made.

12_Long-term debt

	2005	2004
Bank loans	85,691	31,065
(interest rates between 3.1% and 7.2%)
Financial lease contracts	1,172	2,048
(interest rates between 3.0% and 6.8%)
Other long-term debt	31,742	968
(interest rates between 3.3% and 7.0%)
Subtotal	118,605	34,081
Current portion	2,456	21,115
Total	116,149	12,966

Aggregate maturities of long-term debt are as follows:

2006	76,290	(1)
2007	16,569
2008	1,508
2009	271
2010	1,514
after 2010	19,997
	116,149

(1) In 2006, this debt will be refinanced on a long-term basis with due date in 2011 and is therefore classified long-term.

The weighted average interest rate for 2005 and 2004 on interest-bearing debt was 3.1% and 4.7%, respectively.

Under this heading the conditional delayed payment for the acquisition of AYH and the retention for the acquisition of BBL are included, together totaling € 26.8 million.

Under the terms of the lease agreements, no contingent rents are payable.

13_Trade and other liabilities

	2005	2004
Current portion of long-term debt	2,456	21,115
Bank overdrafts	2,072	9,772
Short-term bank debt	2,124	—
Suppliers	72,517	76,820
Other taxes and social security contributions	26,845	28,334
Other liabilities and accrued expenses	100,359	58,277
	206,373	194,318

The total short-term credit facilities amount to approximately € 258 million. For a small portion of the available credit facilities, current receivables and other assets have been pledged.

The effective interest rates for bank overdrafts are between 3.4% and 9.0%.

Commitments and contingent liabilities

Banks have issued bonds up to the amount of € 40.0 million (2004: € 37.7 million).

Operational leases

Non-cancelable operating lease rentals are payable as follows:

In millions of euros	2005	2004
Less than one year	34.4	29.6
Between one and five years	94.0	71.9
More than five years	14.2	20.1
	142.6	121.6

During the year ended December 31, 2005, € 29.6 million was recognized as an expense in the income statement with regard to operating leases (2004: € 32.8 million).

Litigation

ARCADIS NV and its group companies are from time to time involved in litigation issues, all of which are contested. Also based on legal advice, management believes that the outcome of pending cases will not have a material effect on the consolidated financial condition of ARCADIS NV.

Guarantees

As a partner in a number of partnerships, ARCADIS is liable for the contractual obligations these companies enter into. The potential risk pertaining to these obligations amounted to € 0.3 million (2004: € 0.4 million).

Notes to the consolidated statement of income

Segment information

Presented below is the geographical segmentation that coincides with the Company’s reporting structure. The differentiation in the type of services provided by the various group companies is limited and extends in general to consulting, engineering and project management services. Therefore, no other segmentation information is included.

Inter-segment pricing is determined on an arm’s length basis.

					Other
			United		European		Rest of
	The Netherlands		States		countries		world		Eliminations		Consolidated
Amounts in millions of euros	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Gross revenue	287.7	301.3	348.9	267.3	267.1	254.4	97.4	77.8			1,001.1	900.8
Revenue between regions	3.0	3.3	0.1	0.0	2.6	1.2	0.2	0.1	(5.9)	(4.7)	—	—
Total revenue	290.7	304.6	349.0	267.3	269.7	255.6	97.6	77.9	(5.9)	(4.7)	1,001.1	900.8
Materials, services of third parties and subcontractors	78.4	83.2	115.7	82.9	60.2	70.8	49.4	36.0	(5.9)	(4.7)	297.8	268.2
Net revenue	212.3	221.3	233.3	184.4	209.4	184.8	48.2	42.0			703.3	632.5
Operating costs	193.8	206.7	208.1	167.3	184.3	167.9	41.6	38.9			627.7	581.0
Depreciation	5.0	6.9	4.4	3.7	4.9	4.3	0.8	0.7			15.2	15.6
EBITA	13.5	7.7	20.9	13.4	20.2	12.5	5.8	2.3			60.4	35.9
Amortization identifiable intangible assets	2.0	0.1	2.6	0.1	1.4	0.2					6.0	0.4
Operating income	11.5	7.6	18.3	13.3	18.8	12.3	5.8	2.3			54.4	35.5
Financing items											(1.8)	(3.5)
Income of non-consolidated companies	0.2	0.5	—	0.0	0.0	0.0	1.2	1.9			1.4	2.4
Taxes											(17.3)	(10.4)
Group income after taxes											36.6	24.1
Minority interest											(3.2)	(1.9)
Net income	11.4	7.1	9.1	7.9	11.1	5.7	1.8	1.5			33.4	22.2
EBITA on recurring basis	12.5	11.1	20.9	13.2	18.1	12.5	5.8	2.4			57.3	39.1
Net income from operations	11.4	8.4	9.1	7.9	11.1	6.0	1.8	1.5			33.4	23.8
Total assets	318.6	261.7	268.6	110.3	157.6	175.3	59.3	33.7	(154.0)	(138.6)	650.1	442.3
Total financial assets	1.5	(6.0)	6.3	3.6	1.7	9.5	10.6	6.5			20.1	13.7
Total liabilities	142.0	125.8	225.5	59.5	135.4	176.3	39.5	22.0	(80.4)	(86.7)	462.0	297.0
Total investments	4.0	3.1	6.2	3.8	5.8	4.4	1.6	0.5			17.7	11.8
Total number of employees	2,389	2,346	3,098	2,222	2,751	4,000	905	1,070			9,143	9,638

Operational cost	2005	2004
Salaries and wages	349,966	325,497
Social charges	55,284	51,152
Pension and early retirement charges	15,574	16,791
Other personnel costs including temporary labor	63,657	55,280
Total personnel cost	484,481	448,720
Occupancy expenses	42,986	42,919
Travel expenses	32,274	29,615
Office expenses	23,308	19,659
Other operational cost	44,636	40,075
	627,685	580,988

Amounts in thousands of euros unless otherwise stated

The average number of employees in 2005 was 9,208 (2004: 9,419). The headcount includes the total number of employees of the proportionately consolidated company ARCADIS Aqumen Facility Management B.V (166).

Option expenses

In accordance with IFRS 2, the Company’s stock option plans qualify as so-called equity-settled plans. As a consequence, the Company has to charge the fair value of the stock options against income (spread over the vesting period). The amount is taken into account in equity directly.

Under other personnel cost, an amount of € 0.6 million is included for the options granted to personnel in 2005, 2004 and 2003 under the different option plans. In calculating the amount, the fair value of each option was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected dividend yield	3.5%
Risk-free interest rate	4.0%
Expected volatility	35%
Expected life of option	5 years
Expected forfeitures	15%

Incentive shares

On May 11, 2005, the Annual General Meeting of Shareholders approved the conditional granting of 17,000 incentive shares to the members of the Executive Board. The costs of this grant amount to € 0.2 million. These costs are amortized over the 3-year period because the grant becomes unconditional after three years. The expenses for 2005 amount to € 0.1 million and are included in the other personnel costs.

The following parameters were used to calculate the costs:

Share price at grant date	€17.94
Expected dividend yield	2.57%
Risk-free interest rate	3.30%
Foregone dividend	7.2%
Performance discount	30.0%

Pension costs

In the pension and early retirement costs, some non-recurring effects are included. These are related to changes in the pension schemes for Dutch employees.

Per January 1, 2004, the pension plan for Dutch employees, excluding employees of PRC, was changed into a pension plan that is classified as a defined contribution plan. This means that, except for the pension premium, this plan does not affect ARCADIS’ results and balance sheet. The introduction of new legislation on January 1, 2006 however impact the early retirement plan. The Lovinklaan Foundation, which – as a major ARCADIS shareholder – acts in the interest of employees, pledged funding to correct this impact. The required (non-recurring) donation of € 9.5 million to the pension fund was charged against 2005 income. Thanks to the € 6.5 million capital contribution by the Lovinklaan Foundation, the effect (after taxes) on ARCADIS equity was zero.

Due to the transition of the PRC pension plan by the end of 2005 to a defined contribution plan, a provision of € 13.1 million was released to income in 2005 (see note 10). In the 2004 IFRS income statement a benefit of € 1.2 million was recorded regarding this plan. This is considered a non-recurring effect. The transition to a defined contribution plan required in 2005 a one time additional donation to the PRC pension fund of € 2.3 million.

The preceeding had the following (non-recurring) effects on EBITA:

Amounts in million €	Effect in 2005	Effect in 2004
Release of PRC provision	13.1	1.2
Extra donation to PRC pension fund	-2.3	—
Extra donation to ARCADIS pension fund	-9.5	—
Other non-recurring pension charges	-0.7	—
Non-recurring effect	0.6	1.2

Financial items	2005	2004
Financial income	2,784	1,603
Financial expenses	(6,351)	(5,067)
Fair value changes of derivatives	1,723	—
	(1,844)	(3,464)

Income taxes

ARCADIS NV is for income tax purposes the parent of the fiscal unit ARCADIS NV, and is therefore liable for the liabilities of the fiscal unit as a whole. The weighted average tax rate on income from operations was 32.2% (2004: 30.1%).

	2005			2004
Explanation effective tax rate	Gross amount	Taxes	In %	Gross amount	Taxes	In %
Income from operations	52,544	17,342	33.0%	32,055	10,400	32.4%
Income from non-consolidated companies	1,382	—	—	2,448	—	—
Total	53,926	17,342	32.2%	34,503	10,400	30.1%

Nominal tax rate in the Netherlands			31.5%			34.5%
Foreign tax rate differences			2.9%			0.7%
New loss carry forwards			—			0.2%
Settlements			(0.1)%			(1.0)%
Amortization			0.8%			0.4%
Income from non-consolidated companies			(0.8)%			(2.4)%
Non taxable profits			(1.9)%			(4.3)%
Non deductible expenses			0.4%			0.5%
Change in corporate tax percentage Netherlands			(0.6)%			1.5%
Effective tax rate			32.2%			30.1%

Explanation taxes	2005	2004
Current year	6,232	12,229
Adjustments for previous years	342	331
Total current tax	6,574	12,560
Deferred tax	10,768	(2,160)
	17,342	10,400

14_Subsequent events

No events have occurred after December 31, 2005 that would have changed the judgment and analysis by management of the financial condition of the Company as of December 31, 2005, or the net income for the year 2005.

15_Explanation of transition to IFRS

As stated in the valuation principles, these are ARCADIS NV’s first consolidated financial statements in accordance with IFRS.

The valuation principles detailed on page 86 have been applied in preparing the financial statements for the year ended December 31, 2005, the comparative information presented in these financial statements for the year ended December 31, 2004 and in the preparation of an opening IFRS balance sheet at January 1, 2004 (the ARCADIS NV date of transition).

In preparing its opening IFRS balance sheet, ARCADIS NV has adjusted amounts reported previously in financial statements prepared in accordance with its former basis of accounting. An explanation of how the transition from Dutch GAAP to IFRS has affected the ARCADIS NV’s financial position and financial performance is detailed in the following tables and the notes that accompany the tables.

Reconciliation of the consolidated balance sheet 2004 to IFRS

	December 31, 2004			January 1, 2004
	Previous	IFRS		Previous	IFRS
	GAAP	effect	IFRS	GAAP	effect	IFRS
Assets
Non-current assets
Intangible assets	53,095	2,261	55,356	41,391	—	41,391
Tangible assets	42,328	1,307	43,635	44,872	1,174	46,046
Investments in non-consolidated companies	—	5,597	5,597	—	4,663	4,663
Other investments	13,685	(5,597)	8,088	12,391	(4,663)	7,728
Deferred tax assets	—	9,676	9,676	—	4,036	4,036
Total non-current assets	109,108	13,244	122,352	98,654	5,210	103,864
Current assets
Inventories	27,715	(27,247)	468	15,208	(15,008)	200
(Un)billed receivables	205,423	65,881	271,304	202,134	53,429	255,563
Cash and cash equivalents	48,219	—	48,219	31,258	—	31,258
Total current assets	281,357	38,634	319,991	248,600	38,421	287,021
Total	390,465	51,878	442,343	347,254	43,631	390,885

Equity and liabilities
Shareholders’ equity
Share capital	1,030	—	1,030	1,022	—	1,022
Additional paid-in capital	37,644	—	37,644	35,985	—	35,985
Reserve exchange rate differences	(17,342)	13,709	(3,633)	(13,709)	13,709	—
Retained earnings	104,198	(25,044)	79,154	113,240	(25,284)	87,956
Net income	20,139	2,037	22,176
Total shareholders’ equity	145,669	(9,298)	136,371	136,538	(11,575)	124,963
Minority interest	8,975	19	8,994	7,557	—	7,557
Group equity	154,644	(9,279)	145,365	144,095	(11,575)	132,520
Non-current liabilities
Provisions	12,366	15,053	27,419	9,403	9,611	19,014
Deferred tax liabilities	7,709	4,420	12,129	10,565	4,035	14,600
Long-term debt	12,004	962	12,966	29,724	726	30,450
Total non-current liabilities	32,079	20,435	52,514	49,692	14,372	64,064
Current liabilities
Billings in excess of cost	—	40,273	40,273	—	40,385	40,385
Corporate tax liabilities	9,873	—	9,873	5,456	—	5,456
Trade and other liabilities	193,869	449	194,318	148,011	449	148,460
Total current liabilities	203,742	40,722	244,464	153,467	40,834	194,301
Total	390,465	51,878	442,343	347,254	43,631	390,885

Amounts in thousands of euros unless otherwise stated

Reconciliation of the consolidated statement of income 2004

	Previous	IFRS
	GAAP	effect	IFRS
Net sales	900,930	(6,525)	894,405
Gain on sale of investments	—	6,525	6,525
Change in work in progress	(149)	—	(149)
Gross revenue	900,781	—	900,781
Materials, services of third parties and subcontractors	(268,244)	—	(268,244)
Net revenue	632,537	—	632,537
Operational cost	(581,675)	687	(580,988)
Depreciation	(15,648)	(6)	(15,654)
Amortization identifiable intangible assets	(2,558)	2,182	(376)
Operating income	32,656	2,863	35,519
Financial items	(3,464)	—	(3,464)
Income before taxes	29,192	2,863	32,055
Taxes	(9,593)	(807)	(10,400)
Income of consolidated companies after taxes	19,599	2,056	21,655
Income of non-consolidated companies and long-term investments	2,448	—	2,448
Group income after taxes	22,047	2,056	24,103
Attributable to:
Net income (Equity holders of the parent)	20,139	2,037	22,176
Minority interest	1,908	19	1,927

Amounts in thousands of euros unless otherwise stated

There are no material differences between the cash flow statement presented under IFRS and the cash flow statement presented under previous GAAP.

Description of adjustments resulting from the implementation of IFRS (with respect to 2004)

Goodwill

Under IFRS, goodwill is no longer amortized. Instead an annual (or more frequent if needed) impairment test is performed to assess if the expected cash flow still warrants the capitalized amounts. The amounts that are paid at the time of acquisition for identifiable intangible assets are capitalized and amortized over the economic lifetime of the assets. Up to and including 2004, goodwill was amortized according to Dutch GAAP. The amount related to the amortization was € 2,558. Of this amount, € 376 has been earmarked as amortization on identifiable intangible assets. The remaining amount of € 2,182 concerns goodwill amortization. In the comparative figures for 2004, this amount has been added to income.

Work-in-progress

The first change concerns the treatment of proposal costs. Some operating companies used to treat proposal cost as work-in-progress by earmarking these costs as project related after the projectcontract had been signed. IFRS has a more stringent regimen for the capitalization of costs. In the comparative balance sheet for year-end 2004 for work-in-progress, this leads to a reduction by  €2,634. Of this amount, and after subtraction of a deferred tax benefit of € 830, € 1,804 has been charged to shareholders’ equity.

A second adjustment concerns the general overhead cost as a pricing component that is charged to projects. IFRS prohibits the capitalization of general overhead cost in work-in-progress through pricing. ARCADIS used to charge projects against a full cost price, adding general indirect cost. Because ARCADIS uses the percentage-of-completion method for project assessment, the new valuation principle only has an effect on loss-making projects. In that case, a provision was formed in which the amount of indirect cost was too high. Application of IFRS leads to an increase in the year-end 2004 balance sheet work-in-progress of € 618, which has been added to shareholders’ equity. After taxes this amounts € 424. These new valuation principles do not lead to a different result, only to a timing difference in result taking. The 2004 income therefore has not been adjusted.

Deferred compensation

Since 2004, ARCADIS has had a pension plan that qualifies as a defined contribution plan for its Dutch employees. For the employees of PRC, a pension plan that qualifies as a defined benefit plan is in place. For German and French companies, limited plans that qualify as defined benefit plans are in place. IFRS (IAS 19) requires that these defined benefit plans have a € 14,960 provision created and charged to shareholders’ equity in the 2004 opening balance sheet. After taxes, € 10,231 has been charged to shareholders’ equity. The 2004 net income was increased by € 668 net based on actuarial calculations related to these pension plans.

A relatively small number of staff are eligible for jubilee payments. A € 1,000 provision was created on the balance sheet for these payments, which after taxes has been charged to shareholders’ equity (€685).

Option costs

IFRS requires that costs for options that have been issued after November 7, 2002 and that will become vested after January 1, 2005 be included in the results, distributed over the period in which they are conditional. In the case of ARCADIS, this is three years. The cost, amounting to € 365 in 2004 (after taxes € 239) has been charged to the 2004 result. Because ARCADIS’ option plans options can only be converted into shares, this amount has been added to shareholders’ equity.

Provision for doubtful debtors

IFRS prohibits the existence of a dynamic provision for doubtful debtors. The total provision has therefore been evaluated and distributed to outstanding receivables. The surplus that remained after the evaluation to the amount of € 203 was added to shareholders’ equity.

Exchange rate differences

The cumulative reserve for exchange rate differences has been balanced at January 1, 2004 with the retained earnings. Future exchange rate differences will be registered separately.

Amounts in thousands of euros unless otherwise stated

Other changes

The investigation into the effects of the introduction of IFRS has led to small changes in income in different parts of the Company, resulting in a total net income reduction of € 55.

Change corporate tax percentage in the Netherlands

Part of the items mentioned above relate to the Dutch part of the Company. To the extent that these items caused deferred taxes, the percentage change in corporate tax in the Netherlands per January 1, 2005 affected this deferral. This caused a negative effect to the amount of € 519 on the adjusted income statement of 2004.

Adjusted result 2004

Because of the above changes, the results for 2004 have been adjusted as follows.

2004
Published net income (NL GAAP)	20,139
IFRS Adjustments
Amortization of goodwill	2,182
Pensions	1,082
Option costs	(365)
Other adjustments	(55)
Corporate tax	(288)
Change in tax percentage	(519)
Total adjustments	2,037

Net income according to IFRS	22,176
Amortization identifiable intangible assets	376
Pensions	(667)
Gain on sale / Non-recurring	1,366
Corporate tax	519
Net income from operations according to IFRS	23,770

Adjusted shareholders’ equity

Based on the above, the shareholders’ equity has been adjusted as follows.

Adjusted shareholders’ equity	December 31, 2004	January 1, 2004
Published shareholders’ equity	145,669	136,538
Adjustments
Adjustment net income 2004, excluding the effect of a change in tax rate	2,556	—
Option costs 2004 in favor of shareholders’ equity	239	—
Work in progress net of tax	(1,380)	(1,321)
Provision for pensions net of tax	(10,231)	(9,802)
Provision for jubilee payments net of tax	(685)	(655)
General provision for doubtful debtors	203	203
Total adjustments	(9,298)	(11,575)
Adjusted shareholders’ equity	136,371	124,963

Amounts in thousands of euros unless otherwise stated

16_Effect of the acquisition and divestments of interests

The acquisitions and divestments of interests, as stated in the notes to the consolidated financial statements on page 91, had the following effect on ARCADIS’ assets and liabilities.

Assets	Acquisitions	Divestments	Total
Non-current assets
Intangible assets	3,327	(2,384)	943
Tangible assets	20,495	(8,523)	11,972
Investments in non-consolidated companies	(1,047)	313	(734)
Other investments	1,515	(1,082)	433
Deferred tax assets	6,122	—	6,122
Total non-current assets	30,412	(11,676)	18,736
Current assets
(Un)billed receivables	63,395	(44,914)	18,481
Cash and cash equivalents	19,454	(6,461)	12,993
Total current assets	82,849	(51,375)	31,474
Total assets	113,261	(63,051)	50,210

Equity and liabilities
Minority interest	302	(1,090)	(788)
Provisions	493	(1,972)	(1,479)
Deferred tax liabilities	5,588	—	5,588
Long-term debt	6,142	(5,678)	464
Total non-current liabilities	12,223	(7,650)	4,573
Billings in excess of cost	9,562	(1,041)	8,521
Trade and other liabilities	42,728	(40,768)	1,960
Total current liabilities	52,290	(41,809)	10,481
Total equity and liabilities	64,815	(50,549)	14,266
Total net value	48,446	(12,502)	35,944

Recorded goodwill / (Book gain)	61,273	(2,486)	58,787
Identifiable intangible assets	11,540	—	11,540
Consideration paid / (received)	121,259	(14,988)	106,271

After payments not paid yet	(26,766)	—	(26,766)
Cash (acquired) / disposed	(19,454)	6,461	(12,993)
Net cash outflow / (inflow)	75,039	(8,527)	66,512

Amounts in thousands of euros unless otherwise stated

For 2005, the acquired interests contributed a net income (after amortization of identifiable intangible assets of € 3.6 million net) of € 2.3 million to the consolidated net income for the year, excluding financing expenses related to these acquisitions. If the acquisitions had occurred on January 1, 2005, the addition to ARCADIS’ net revenue would have been € 89 million, and addition to ARCADIS’ net income would have been € 3.5 million, excluding financing expenses related to these acquisitions, and based on local GAAP.

Related party transactions

Besides the transaction with the Lovinklaan Foundation, as mentioned in note 9 and 10, no other transactions with related parties took place in 2005.

Interests in jointly controlled entities

The Group has a 50% interest in the jointly controlled entity ARCADIS Aqumen Facility Management BV and a 33.3% interest in the jointly controlled entity Biogás Energia Ambiental S.A. The financial statements of these jointly controlled entities are:

In millions of euros	2005	2004
Non-current assets	5.6	15.9
Current assets	13.7	44.1
Total assets	19.3	60.0

Non-current liabilities	5.5	6.1
Current liabilities	10.1	40.9
Minority interest	—	1.3
Total liabilities	15.6	48.3

Gross revenue	46.5	88.3
Expenses	43.5	86.3

Company balance sheet at December 31

Assets	2005	2004
Non-current assets
Intangible assets (17)	31,070	12,790
Tangible assets (18)	230	362
Investments in subsidiaries (19)	108,503	76,841
Other investments (20)	9,130	8,001
Deferred tax assets (24)	2,275	315
Total non-current assets	151,208	98,309
Current assets
Derivatives (6)	1,723	—
Receivables (21)	59,885	66,113
Corporate tax receivables	4,744	—
Cash and cash equivalents	3,455	483
Total current assets	69,807	66,596
Total	221,015	164,905

Equity and liabilities
Shareholders’ equity
Share capital	1,030	1,030
Additional paid-in capital	44,153	37,644
Reserve exchange rate differences	6,403	(3,633)
Retained earnings	91,203	79,154
Undistributed profits	33,414	22,176
Total Shareholders’ equity (22)	176,203	136,371
Non-current liabilities
Provisions (23)	1,000	1,000
Deferred tax liabilities (24)	1,262	—
Long-term debt	7,270	—
Total non-current liabilities	9,532	1,000
Current liabilities
Corporate tax liabilities	—	853
Trade and other liabilities (25)	35,280	26,681
Total current liabilities	35,280	27,534
Total	221,015	164,905

Amounts in thousands of euros unless otherwise stated

Company statement of income

	2005	2004
Net income subsidiaries	43,135	22,412
Other results	(9,721)	(236)
Net income	33,414	22,176

Amounts in thousands of euros unless otherwise stated

Notes to the Company balance sheet

General

The Company financial statements have been prepared in accordance with Title 9 Book 2 of the Dutch Civil Code using article 362 paragraph 8 that implies that the accounting policies of the consolidated financial statements are used.

Subsidiaries are valued using the net equity method.

The conversion of foreign currencies and the method of determination of income are the same as those used in the consolidated financial statements.

Change in valuation principles

As a result of the application of the option in section 362 of Book 2 of the Dutch Civil Code to use the same accounting principles as for the consolidated financial statements, the financial statements of ARCADIS NV have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations as adopted by the International Accounting Standards Board (IASB) and endorsed by the European Union. By making use of this option, reconciliation is maintained between the consolidated and the Company’s shareholders’ equity.

The Company financial statements were previously prepared in compliance with the valuation principles as referred to in section 9 of Book 2 of the Dutch Civil Code. The change in valuation is treated retrospectively, and results in a decline in shareholders’ equity per January 1, 2004 of € 11,575 and per December 31, 2004 of € 9,298. The impact on 2004 net income was an increase of € 2,037.

The comparative figures have been adjusted on the basis of the changed valuation principles. For more detailed information on the restatements as a result of changed valuation principles, please refer to note 15 of the consolidated financial statements.

17_Intangible assets

		Identifiable
		intangible
	Goodwill	assets	Software	Total
Purchase price
Balance at January 1, 2004	12,777		3,276	16,053
Balance at December 31, 2004	12,777		3,276	16,053
Balance at January 1, 2005	12,777		3,276	16,053
Investments	15,600	4,492	126	20,218
Effect of movements in foreign exchange	7			7
Balance at December 31, 2005	28,384	4,492	3,402	36,278

Depreciation and impairment losses
Balance at January 1, 2004			2,758	2,758
Depreciation charge for the year			505	505
Balance at December 31, 2004	—		3,263	3,263
Balance at January 1, 2005			3,263	3,263
Depreciation charge for the year		1,901	44	1,945
Balance at December 31, 2005	—	1,901	3,307	5,208

		Identifiable
		intangible
	Goodwill	assets	Software	Total
Carrying amounts
At January 1, 2004	12,777	—	518	13,295
At December 31, 2004	12,777	—	13	12,790

At January 1, 2005	12,777	—	13	12,790
At December 31, 2005	28,384	2,591	95	31,070

Amounts in thousands of euros unless otherwise stated

18_Tangible assets

Furniture
Purchase price	and fixtures
Balance at January 1, 2004	1,853
Investments	43
Balance at December 31, 2004	1,896
Balance at January 1, 2005	1,896
Investments	141
Divestments	(302)
Balance at December 31, 2005	1,735

Depreciation and impairment losses
Balance at January 1, 2004	1,326
Depreciation charge for the year	208
Balance at December 31, 2004	1,534
Balance at January 1, 2005	1,534
Depreciation charge for the year	273
Divestments	(302)
Balance at December 31, 2005	1,505

Carrying amounts
At January 1, 2004	527
At December 31, 2004	362

At January 1, 2005	362
At December 31, 2005	230

19_ Investments in subsidiaries

	2005	2004
Balance at January 1	76,841	69,463
Changes as a result of
Share in income	43,135	22,412
(De)consolidations	(309)	250
Investments	31,763	18
Goodwill	(18,789)
Exchange rate differences	9,795	(3,860)
Dividends received	(40,656)	(11,892)
Other	6,723	450
	31,662	7,378
Balance at December 31	108,503	76,841

Amounts in thousands of euros unless otherwise stated

20_Other investments

	2005	2004
Balance at January 1	8,001	8,128
Changes as a result of
Divestments	—	(127)
Loans	1,129	—
	1,129	(127)
Balance at December 31	9,130	8,001

21_Receivables

	2005	2004
Receivables from subsidiaries	51,191	64,630
Taxes and social security contributions	1,302	1,433
Other receivables	7,392	50
	59,885	66,113

22_Shareholders’ Equity

			Reserve
		Additional	exchange
	Share	paid-in	rate	Retained	Undistributed
	capital	capital	differences	earnings	profits	Total
Balance at December 31, 2003	1.022	35,985	—	78,163	21,368	136,538
Effect of implementation IFRS	—	—	—	(11,575)	—	(11,575)
Balance at January 1, 2004	1,022	35,985		66,588	21,368	124,963

Exchange rate differences			(3,633)			(3,633)
Option costs and taxes				239		239
Income directly recognized in equity			(3,633)	239		(3,394)
Net income					22,176	22,176
Total income / (expenses)			(3,633)	239	22,176	18,782
Dividends to shareholders					(9,647)	(9,647)
Addition to other reserves				11,721	(11,721)	—
Own share purchase for granted options				(158)		(158)
Options exercised				704		704
Issuance of shares of common stock	8	1,659				1,667
Other				60		60
Balance at December 31, 2004	1,030	37,644	(3,633)	79,154	22,176	136,371
Balance at January 1, 2005	1,030	37,644	(3,633)	79,154	22,176	136,371
Exchange rate differences			10,036			10,036
Option costs and taxes				3,487		3,487
Income directly recognized in equity			10,036	3,487		13,523
Net income					33,414	33,414
Total income / (expenses)			10,036	3,487	33,414	46,937
Dividends to shareholders					(9,745)	(9,745)
Addition to other reserves				12,431	(12,431)	—
Own share purchase for granted options				(6,562)		(6,562)
Options exercised				2,624		2,624
Additional paid-in capital		6,509				6,509
Other				69		69
Balance at December 31, 2005	1,030	44,153	6,403	91,203	33,414	176,203

Amounts in thousands of euros unless otherwise stated

23_Provisions

Others
Balance at January 1, 2005	1,000
Balance at December 31, 2005	1,000

This provision is for a relatively small number of staff who are eligible for jubilee payments.

24_Deferred tax assets and liabilities

	Deferred	Deferred
	tax assets	tax liabilities	Total
Balance at January 1, 2005	(315)	—	(315)
Change as a result of
Additions	(1,960)	1,262	(698)
Balance at December 31, 2005	(2,275)	1,262	(1,013)

25_Trade and other liabilities

	2005	2004
Current portion of long-term debt	—	18,151
Bank overdrafts	17,432	4,745
Suppliers	1,097	868
Payable to group companies	897	980
Additional pension premium	9,510	—
Other liabilities	6,344	1,937
	35,280	26,681

Amounts in thousands of euros unless otherwise stated

The credit facilities total € 138 million. No current receivables or other assets have been pledged.

Commitments and contingent liabilities

The Company is for income tax purposes the parent of the fiscal unit ARCADIS NV, and is therefore liable for the liabilities of the fiscal unit as a whole.

Notes to the Company statement of income

Net income of subsidiaries

Net income of subsidiaries is the share of ARCADIS NV in the results of its subsidiaries.

Remuneration of Executive Board and Supervisory Board

In 2005, an amount of € 1,167,000 (2004: € 1,298,000) was charged to the Company for remuneration of Executive Board members including pension charges. As flexible remuneration, 17,000 performance shares and 40,000 performance options were granted. In the schedule below, the different components of the remuneration for each present Executive Board member are provided. For an explanation of the remuneration policy, please refer to the remuneration report included in this report.

					Performance		Performance
					shares		options
	Year	Salary(1)	Bonus(2)	Pension	Number	Amount(3)	Number	Amount(3)
Harrie Noy	2005	339	175	79	10,000	113	25,000	93
	2004	331	100	74	—	—	—	—
Michiel Jaski	2005	254	130	30	7,000	79	15,000	56
	2004	248	100	27	—	—	—	—

Amounts in thousands of euros unless otherwise stated

(1) From July 1, 2005, the salaries of the members of the Executive Board were raised by 5% (2004: 0%).

(2) The bonus is based on the results achieved in 2004 respectively 2003.

(3) This amount will be charged over a three-year period to the Company’s profit and loss account.

Currently, the Supervisory Board consists of seven members. The joint fixed remuneration for 2005 totaled €216,000 (2004: € 195,000), specified as follows.

Remuneration	2005	2004*
Rijnhard W.F. van Tets	50	38
Thomas M. Cohn	30	15
Carlos Espinosa de los Monteros	30	27
George R. Nethercutt (as of May 11, 2005)	13
Jan Peelen	30	27
Ross A. Webber	30	27
Gerrit Ybema	33	29

Amounts in thousands of euros unless otherwise stated

* Excluding members that stepped down in May, 2004.

Arnhem, March 3, 2006

Executive Board	Supervisory Board
Harrie L.J. Noy	Rijnhard W.F. van Tets
C. Michiel Jaski	Thomas M. Cohn
Carlos Espinosa de los Monteros
George R. Nethercutt
Jan Peelen
Ross A. Webber
Gerrit Ybema

Other information

Profit allocation

Article 27 of the Articles of Association stipulates, among other things, that the Executive Board with the approval of the Supervisory Board shall annually propose which part of the profit shall be allocated to the reserves. The remaining part of the profit shall be at the disposal of the Annual General Meeting of Shareholders.

The Executive Board with the approval of the Supervisory Board proposes to present for acceptance to the Annual General Meeting of Shareholders to reserve an amount of € 20.0 million and distribute a dividend amount of € 13.4 million from the profits of the fiscal year 2005, amounting to € 33.4 million, which represents a dividend of €0.66 per share.

Priority shares

The priority shares have been issued since 1987 and are held by the Stichting Prioriteit ARCADIS NV, a foundation established in Arnhem. The special statutory right under ARCADIS’ Articles of Association regarding these priority shares is decision making related to:

1.The issuance, acquisition and disposal of shares in the Company;

2.Amendments to the Articles of Association;
3.The dissolution of the Company and the filing for bankruptcy;

4.The entry into or termination of long-term cooperative ventures of substantial significance; and

5.Investments (including entering into participations) for an amount equal to at least 25% of shareholders’ equity.

The board of the Stichting Prioriteit ARCADIS NV is administered by 20 board members: 7 members of ARCADIS’ Supervisory Board, 3 members of ARCADIS’ Executive Board, and 10 members from the board of Foundation Bellevue (a foundation established in Arnhem, whose board members are appointed by and from the international employees of the ARCADIS group). At balance sheet date, the board of the Stichting Prioriteit ARCADIS NV is comprised of the following persons:

Rijnhard W.F. van Tets, Chairman

Steve Reed, Deputy Chairman

Harrie L.J. Noy, Secretary

Jürgen Christoph Boenecke

Thomas M. Cohn

Marc A. Elbers

Carlos Espinosa de los Monteros

Pascal P.L. Guedon

C. Michiel Jaski

Marcia Paterno Joppert

Piotr Miaso

George R. Nethercutt

Jan Peelen

Marc van Put

Ewoud van der Sluis

Marcel P. Stuart

Ross A. Webber

Peter E. Yakimowich

Gerrit Ybema

One Vacancy

The Executive Board of ARCADIS NV and the Board of the Stichting Prioriteit ARCADIS NV are both of the opinion that, regarding the exercising of the voting right on the priority shares by the Stichting Prioriteit ARCADIS NV, there is full compliance with the requirements stipulated in Section X of the regulations of Euronext Amsterdam N.V.

Cumulative Preferred Shares

The Stichting Preferente Aandelen ARCADIS NV (Preferred Stock Foundation ARCADIS N.V.) established in Arnhem since 1995, has as its objective the protection and promotion of the interests of ARCADIS NV and its affiliated companies and all parties involved. Since the amendment of the Articles of Association in 2004, the Board of the Foundation consists of four persons appointed by the Company’s Executive Board. As proposed by the Supervisory Board, it is decided that no additional member (nominated by and out of the Supervisory Board) will be nominated as the Supervisory Board prefers the Board of the Foundation to be fully independent.

The Foundation has been granted the right to acquire ARCADIS’ preferred (protection) shares up to a maximum equal to the number of outstanding shares issued at the date in question. ARCADIS NV has been granted the right to issue the same number of preferred shares to the Foundation. Both options may only be exercised provided the interests of ARCADIS NV, its affiliated enterprises, and all parties involved were to warrant this.

At balance sheet date, the Board of said Foundation is comprised of the following persons:

Jan A. Dekker (Chairman)

Bram A. Anbeek van der Meijden (Secretary)

Liesbeth E. M. Kneppers-Heijnert

Frits W. Mulder

The Executive Board of ARCADIS NV and the Board of the Stichting Preferente Aandelen ARCADIS NV are both of the opinion that, regarding the independence of the management, there is full compliance with the requirements stipulated in Section X of the regulations of Euronext Amsterdam N.V.

Cumulative Financing Preferred Shares

Since 2002, the Articles of Association incorporate the possibility to issue shares of cumulative financing preferred stock. Currently, no cumulative financing preferred stock has been issued.

Auditors’ report

Introduction We have audited the financial statements of ARCADIS NV, Arnhem for the year 2005 as set out on pages 82 to 122. These financial statements consist of the consolidated financial statements and the Company financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion with respect to the consolidated financial statements In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company as of December 31, 2005 and of the result and the cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and also comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code as far as applicable.

Furthermore we have established to the extent of our competence that the annual report is consistent with the consolidated financial statements.

Opinion with respect to the Company financial statements In our opinion, the Company financial statements give a true and fair view of the financial position of the Company as of December 31, 2005 and of the result and the cash flows for the year then ended in accordance with accounting principles as explained in these financial statements and as generally accepted in the Netherlands and also comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Furthermore we have established to the extent of our competence that the annual report is consistent with the Company financial statements.

Arnhem, March 3, 2006

KPMG Accountants N.V.

H. Dekker RA / R.F.M. Stoffelen RA

Other financial data

Comparisons based on percentages	2005	2004	2003
Gross revenue	142.4%	142.4%	141.2%
Materials, services of third parties, and subcontractors	(42.4)%	(42.4)%	(41.2)%
Net revenue	100.0%	100.0%	100.0%
Operational cost	(89.3)%	(91.9)%	(91.3)%
Depreciation	(2.2)%	(2.5)%	(2.7)%
Amortization identifiable intangible assets	(0.8)%	(0.1)%	(0.2)%

Operating income	7.7%	5.6%	5.8%
Financial items	(0.3)%	(0.5)%	(0.4)%

Income before taxes	7.5%	5.1%	5.4%
Taxes	(2.5)%	(1.6)%	(2.0)%

Income of consolidated companies after taxes	5.0%	3.4%	3.4%
Income of non-consolidated companies and long-term investments	0.2%	0.4%	0.4%

Group income after taxes	5.2%	3.8%	3.8%

Attributable to:
Net income (Equity holders of the parent)	4.7%	3.5%	3.6%
Minority interest	0.5%	0.3%	0.2%

Net income from operations	4.7%	3.8%	3.8%

net revenue = 100%

The 2003 and prior financial data are not adjusted to comply with the International Financial Reporting Standards (IFRS). For an explanation of the significant differences in methodology between Dutch Generally Accepted Accounting Principles and IFRS, please refer to note 15.

	2005				2004
Quarterly financial data	1	2	3	4	1	2	3	4
Gross Revenue
Quarterly	223,109	233,376	235,764	308,850	207,304	223,405	221,064	249,008
Cumulative	223,109	456,485	692,249	1,001,099	207,304	430,709	651,773	900,781
In percent per quarter	22.3%	23.3%	23.6%	30.9%	23.0%	24.8%	24.6%	27.6%
In percent cumulative	22.3%	45.6%	69.1%	100.0%	23.0%	47.8%	72.4%	100.0%

Net income from operations
Quarterly	5,876	7,373	7,501	12,616	5,039	5,645	5,124	7,962
Cumulative	5,876	13,249	20,750	33,366	5,039	10,684	15,808	23,770
In percent per quarter	17.6%	22.1%	22.5%	37.8%	21.2%	23.7%	21.6%	33.5%
In percent cumulative	17.6%	39.7%	62.2%	100.0%	21.2%	44.9%	66.5%	100.0%

Net income from operations per share (in euros)
Quarterly	0.29	0.36	0.37	0.63	0.25	0.28	0.25	0.40
Cumulative	0.29	0.65	1.02	1.65	0.25	0.53	0.78	1.18

Exchange rate (in euros)
US$1=	0.76	0.79	0.82	0.84	0.80	0.83	0.82	0.77

Amounts in thousands of euros unless otherwise stated

Ten-year summary

Consolidaded balance sheet	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Intangible assets	127.9	55.4	41.4	12.7	7.6	7.1	6.4	4.9	1.1	1.0
Tangible assets	56.0	43.6	44.9	41.2	37.8	40.6	46.3	44.5	49.1	44.0
Investments in non-consolidated companies	7.5	5.6
Other investments	12.6	8.1	12.4	9.6	6.4	10.5	10.4	7.7	7.9	18.0
Deferred tax assets	13.2	9.7
Total non-current assets	217.1	122.4	98.7	63.4	51.8	58.2	63.1	57.1	58.1	63.0
Inventories	0.4	0.5	15.2	21.5	27.5	30.2	44.6	33.2	24.9	15.1
Derivatives	1.7	—
(Un)billed Receivables	353.0	271.3	202.1	205.7	187.0	192.1	176.6	152.8	149.0	123.4
Corporate tax receivables	4.0
Cash and cash equivalents	73.9	48.2	31.3	53.2	43.7	18.3	12.0	10.0	13.4	14.7
Total current assets	433.0	320.0	248.6	280.4	258.2	240.6	233.2	196.0	187.3	153.2
Total assets	650.1	442.3	347.3	343.8	310.0	298.8	296.3	253.1	245.4	216.2
Share capital	1.0	1.0	1.0	1.0	1.0	1.0	1.0	0.4	0.4	0.4
Additional paid-in capital	44.2	37.6	36.0	35.1	34.9	34.9	27.4	27.8	27.4	27.1
Revaluation reserve real estate	—	—	—	—	—	0.1	0.1	0.4	1.3	1.1
Statutory reserves	—	—	—	—	—	—	—	—	—	0.2
Reserve exchange rate differences	6.4	(3.6)
Retained Earnings	91.2	79.2	99.5	98.6	97.8	79.2	71.9	58.7	52.1	43.5
Net income	33.4	22.2
Total shareholders’ equity	176.2	136.4	136.5	134.7	133.7	115.2	100.4	87.3	81.2	72.3
Minority interest	11.9	9.0	7.6	7.1	6.1	4.4	3.3	5.6	6.0	4.8
Group equity	188.1	145.4	144.1	141.8	139.8	119.6	103.7	92.9	87.2	77.1
Provisions	15.8	27.4	20.0	13.5	13.1	14.4	16.4	16.9	15.7	12.8
Deferred tax liabilites	26.3	12.1
Long-term debts	116.1	13.0	29.7	27.6	22.0	23.1	5.7	6.4	6.4	5.6
Total non-current liabilities	158.2	52.5	49.7	41.1	35.1	37.5	22.1	23.3	22.1	18.4
Billings in excess of cost	89.3	40.3
Corporate tax liabilities	8.2	9.9
Trade and other liabilities	206.4	194.3	153.5	160.9	135.1	141.7	170.5	136.9	136.1	120.7
Total current liabilities	303.8	244.5	153.5	160.9	135.1	141.7	170.5	136.9	136.1	120.7
Total equity and liabilities	650.1	442.3	347.3	343.8	310.0	298.8	296.3	253.1	245.4	216.2
Total equity as % of balance sheet total	29%	33%	41%	41%	45%	40%	35%	37%	36%	36%
Interest coverage ratio	17	10	13	19	15	11	12	9	15	11
Net Debt/EBITDA ratio	0.6	(0.1)	0.7	0.7	0.6	0.7	1.3	1.2	1.1	1.1

Acquisitions	80.9	17.3	46.1	16.2	5.6	7.3	13.3	6.5	14.6	31.8
Investments	17.7	12.5	18.2	14.2	15.3	17.2	18.2	20.3	16.4	12.8
Depreciation	15.2	15.7	16.1	15.9	15.4	17.9	16.2	13.8	13.5	11.4
Cash flow
(Net income + depreciation + amortization intangible assets)	39.4	22.6	38.6	40.8	40.6	38.7	33.7	27.5	33.1	23.3
Net cash provided by operating activities	66.8	44.8	59.1	45.8	49.7	49.7	23.9	24.6	21.3	23.5

Average number of employees	9,208	9,419	8,827	8,020	7,619	7,657	7,217	6,635	6,471	5,996
Total shares issued (in thousands)	20,646	20,646	20,431	20,297	20,285	20,275	19,769	19,256	18,904	18,846
Maximum increase from exercising options	1,061	1,267	1,561	1,134	692	719	718	853	908	988

Amounts in thousands of euros unless otherwise stated

The 2003 and prior financial data are not adjusted to comply with the International Financial Reporting Standards (IFRS) For an explanation of the significant differences in methodology between Dutch Generally Accepted Accounting Principles and IFRS, please refer to note 15.

Consolidated statement of income	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Net sales	999.7	894.4	848,5	817.1	806,2	798.2	656,4	571.1	567.4	483,7
Gain on sale of investments	2.9	6.5
Change in work in progress	(1.5)	(0.1)	(7.8)	2.0	(8.8)	(22.0)	(0.9)	7.5	7.9	10.5
Gross revenue	1.001.1	900.8	840.6	819.1	797.4	776.2	655.5	578.6	575.3	494.2
Materials, services of third parties and subcontractors	(297.8)	(268.2)	(245.2)	(241.4)	(233.9)	(225.3)	(195.7)	(167.8)	(192.7)	(157.8)
Net revenue	703.3	632.5	595.4	577.8	563.5	550.9	459.8	410.8	382.6	336.4
Personnel costs	(484.5)	(448.7)	(428.8)	(413.4)	(404.4)	(397.4)	(329.1)	(288.0)	(260.6)	(229.8)
Other business costs	(143.2)	(132.3)	(114.5)	(105.5)	(104.8)	(100.4)	(86.7)	(81.8)	(82.2)	(73.3)
Depreciation	(15.2)	(15.7)	(16.1)	(15.9)	(15.4)	(17.9)	(16.2)	(13.8)	(13.5)	(11.4)
EBITA	60.4	35.9	36.0	42.9	38.9	35.2	27.8	27.2	26.2	21.9
Amortization goodwill and identifiable intangible assets	(6.0)	(0.4)	(1.2)	(0.2)	(0.1)	—	—	—	—	—
Operating income	54.4	35.5	34.9	42.7	38.8	35.2	27.8	27.2	26.2	21.9
Operational margin	7.7%	5.6%	5.9%	7.4%	6.9%	6.4%	6.1%	6.6%	6.8%	6.5%
Financial items	(1.8)	(3.5)	(2.8)	(2.2)	(2.7)	(3.3)	(2.3)	(2.9)	(1.7)	(1.9)
Income before taxes	52.5	32.1	32.0	40.5	36.1	31.9	25.5	24.3	24.5	20.0

Taxes	(17.3)	(10.4)	(11.7)	(14.4)	(12.5)	(11.2)	(8.5)	(7.8)	(7.9)	(6.4)
Income of consolidated companies after taxes	35.2	21.7	20.3	26.1	23.6	20.7	17.0	16.5	16.6	13.6
Income of non-consolidated companies and long-term investments	1.4	2.4	2.6	0.7	0.5	0.8	1.4	0.2	(0.8)	0.2
Group income after taxes	36.6	24.1	22.9	26.7	24.1	21.5	18.4	16.7	15.8	13.8
Extraordinary items after taxes	—	—	—	—	2.0	—	—	(1.8)	5.0	(0.9)
Group income after taxes	36.6	24.1	22.9	26.7	26.1	21.5	18.4	14.9	20.8	12.9
Attributable to:
Net income (Equity holders of the parent)	33.4	22.2	21.4	24.7	25.1	20.7	17.6	13.7	19.6	11.9
Minority interest	3.2	1.9	1.5	2.1	1.0	0.8	0.8	1.2	1.2	1.0
Net income from operations	33.4	23.8	22.5	24.9	23.2	20.7	17.6	15.5	14.6	12.7

EBITA as % of net revenue	8.6%	5.7%	6.0%	7.4%	6.9%	6.4%	6.0%	6.6%	6.8%	6.5%
Return on equity	21.4%	16.3%	15.8%	18.4%	20.2%	19.2%	18.8%	16.3%	25.5%	15.5%
Return on assets	9.9%	8.7%	10.0%	12.6%	12.0%	11.0%	9.8%	9.8%	10.2%	12.2%
Dividend proposal	13.4	9.9	9.8	9.7	8.9	7.9	6.5	5.8	5.3	4.7

Data per share (in euros, unless otherwise stated)
Earnings per share, from operations	1.65	1.18	1.13	1.23	1.14	1.04	0.90	0.81	0.77	0.68
Net earnings per share	1.65	1.10	1.07	1.23	1.24	1.04	0.90	0.72	1.04	0.64
Dividend proposal	0.66	0.48	0.48	0.48	0.44	0.39	0.33	0.30	0.28	0.25
Shareholders’ equity	8.53	6.61	6.68	6.64	6.59	5.68	5.08	4.53	4.29	3.84
Closing price Amsterdam Euronext	26.80	13.70	9.34	7.94	9.35	8.55	7.85	6.67	10.16	9.94
Closing price NASDAQ	$31.600	$18.418	$11.800	$8.380	$8.390	$7.625	$6.825	$7.750	$10.688	$12.625

Amounts in thousands of euros unless otherwise stated

These figures are derived from the published financial statements of the years concerned.

Option and share purchase plans

To stimulate the realization of long-term corporate goals, ARCADIS NV has stock option plans, as well as stock purchase plans. An overview of these plans is provided below.

ARCADIS NV 1994 and 1996 Incentive Plan At the time of the merger with Geraghty & Miller, Inc. in 1993, ARCADIS NV adopted and later expanded in 1994 and 1996 the existing stock option plans.

ARCADIS NV 2001 Long Term Incentive Share Option Plan In the General Meeting of Shareholders of May 2001, the ARCADIS NV 2001 Long Term Incentive Share Option Plan was introduced. Under this plan, a maximum of 2,500,000 options on ARCADIS NV shares will be granted from 2001 to 2006 to key personnel in ARCADIS NV and its subsidiaries. What is distinct about this plan is the fact that the number of options to be used per year can be determined by a number of pre-set performance criteria as formulated by the Supervisory Board of the Company. These criteria are related to the increase in earnings per share in the preceding book year. These options are provisional in nature and become vested after a period of three years provided the participant is still employed by ARCADIS NV or one of its international subsidiaries. Options issued under this plan are valid for a period of ten years, beginning on the date of issuance. Options are usually granted on the day after the Annual General Meeting of Shareholders; the exercise price will match the closing price of ARCADIS NV shares on the Euronext Amsterdam stock exchange on the day on which the options are granted.

In 2005, the number of available options under this plan was 250,000. This was based on an increase in net income from operations per share in 2004 of 9.2% (excluding currency effect). On May 13, 2005, and under the conditions of the 2001 plan, a total number of 210,000 options were granted to, and accepted by, 92 employees worldwide against an exercise price of € 17.94. On the same date, the members of the Executive Board were granted 40,000 conditional options, under the conditions of the 2005 plan, against an exercise price of € 17.94.

Regulation

Participants in the ARCADIS option plans and share purchase programs are obligated to comply with the “Regulation concerning ownership and trading of securities ARCADIS NV,” in as much as this regulation applies to them. If applicable, these participants are prohibited from conducting any transactions in ARCADIS NV securities during closed periods. For all participants, it is obvious that if they have access to or possess insider information, any trading in securities is also prohibited.

ARCADIS NV Employee Share Participation Plan

In cooperation with the Lovinklaan Foundation, ARCADIS NV introduced an Employee Share Participation Plan at the end of 2001, enabling employees to purchase ARCADIS NV shares from the Lovinklaan Foundation against a (pre-fixed) discount.

The Employee Share Participation Plan (at this time) is valid in the Netherlands, United States, Belgium, Germany and France. The discount percentages are based on local laws and regulations and differ on a country-to-country basis, varying from 10% (the

Netherlands) to 15% (United States and Germany) to 16.67% (Belgium) and 17.5% (France).

The shares used for this plan, as well as the discount in price, are provided by the Lovinklaan Foundation. Therefore, this plan in no way gives rise for the purchase or issuance of shares by ARCADIS NV itself. In 2005, employees purchased 134,444 shares from the Lovinklaan Foundation. The Lovinklaan Foundation is a shareholder in ARCADIS NV and, at December 31, 2005, held a 21.3% stake in the Company’s share capital.

Shares and options held by members of the Executive Board and Supervisory Board

Interests held by members of the Executive Board The interests held in the share capital of ARCADIS NV by those who during 2005 were members of the Executive Board are noted in the table below:

	January 1, 2005	December 31, 2005
Shares ARCADIS NV
Harrie L.J. Noy	33,787	34,106
C. Michiel Jaski	1,436	1,704
Provisional shares ARCADIS NV
Harrie L.J. Noy	—	10,000*
C. Michiel Jaski	—	7,000*

* Amounts based on granting of 100% of the reference amounts

Options Executive Board Overview of options outstanding to the members of the Executive Board (year-end 2005)

	Option plan	Granted			Exercise	Exercised
	from year	in year	Granted		price	date	Outstanding	Expiration
Harrie L.J. Noy	2001	2001	30,000		€9.20	20,000	10,000	05-22-2011
		2002	15,000		€10.79	—	15,000	05-15-2012
		2003	17,500		€8.93	—	17,500	05-13-2013
		2005	25,000	*	€17.94	—	25,000	05-10-2015

C. Michiel Jaski	2001	2001	17,500		€9.20	17,500	0	05-22-2011
		2002	10,000		€10.79	—	10,000	05-15-2012
		2003	14,000		€8.93	—	14,000	05-13-2013
		2005	15,000	*	€17.94	—	15,000	05-10-2015

* Amounts based on granting of 100% of the reference amounts

Shares and options held by members of the Supervisory Board The interests held in the share capital of ARCADIS NV by those who during 2005 were members of the Supervisory Board are noted in the table below:

	January 1, 2005	December 31, 2005
Shares ARCADIS NV
Ross A. Webber	1,130 shares	1,130 shares

Members of the Supervisory Board hold no ARCADIS options.

Annual Report 2005

Company addresses

Head office
ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Phone +31 26 3778911
Fax +31 26 3515235

Principal offices

Belgium
ARCADIS Gedas
Clara Snellingsstraat 27
2100 Antwerpen-Deurne
Belgium
Phone +32 3 3608300
Fax +32 3 3608301
Director
Ludo Smans

Brazil
ARCADIS Logos Engenharia S.A.
Rua Líbero Badaró, 377 - 6° andar
CEP 01009-906, São Paulo
Brazil
Phone +55 11 31173171
Fax +55 11 31177351
Director
Eng. Antonio João Oliveira Rocha

Chile
ARCADIS Geotécnica S.A.
Av. Eliodoro Yáñez 1893
Providencia, Santiago
Chile
Phone +56 2 3816000
Fax +56 2 3816001
Director
Ing. Javier Hurtado

Czech Republic
SG-Geotechnika
ul. Geologická 988/4
152 00 Praha 5 - Barrandov
Czech Republic
Phone +420 234 654111
Fax +420 234 654112
Director
Alexandr Rozsypal

France
ARCADIS ESG
18 rue Troyon
92316 Sèvres Cedex
France
Phone +33 1 46237850
Fax +33 1 46237807
Directors
Civ. Ing. Yann Leblais
Civ. Ing. Jean-Claude Popelard

Germany
ARCADIS Deutschland GmbH
Europaplatz 3
P.O. Box 100331
64203 Darmstadt
Germany
Phone +49 6151 3880
Fax +49 6151 388992
Directors
Dipl.-Ing. Uli Behr
Adam Mahr

The Netherlands
ARCADIS Nederland BV
Piet Mondriaanlaan 26
P.O. Box 220
3800 AE Amersfoort
The Netherlands
Phone +31 33 4771000
Fax +31 33 4772000
Directors
Drs. Ing. Douwe Kras
Ir. Kees Slingerland

PRC BV
Goudseweg 181
P.O. Box 1051
2410 CB Bodegraven
The Netherlands
Phone +31 172 631414
Fax +31 172 611902
Director
Ir. Leo van der Kemp

Poland
ARCADIS Polska
ul. Tarnogajska 18
50-512 Wroclaw
Poland
Phone +48 71 7823030
Fax +48 71 7823010
Director
mgr Marek Adamek

United Kingdom
ARCADIS G&M International Ltd.
Craven Court
Willie Snaith Road
Newmarket
Suffolk CB8 7FA
United Kingdom
Phone +44 1638 674767
Fax +44 1638 668191
Director
Dr. Brian Crook

AYH plc
10 Furnival Street
London EC4A 1YH
United Kingdom
Phone +44 20 72161000
Fax +44 20 72161001
Director
Peter Vince

United States
ARCADIS G&M, Inc.
630 Plaza Drive
Suite 200
Highlands Ranch
CO 80126-2377
United States
Phone +1 720 344 3500
Fax +1 720 344 3535
Director
Steve Blake PE, PG

Blasland, Bouck & Lee, Inc.
P.O. Box 66
Syracuse
NY 13214-0066
United States
Phone +1 315 4469120
Director
Robert K. Goldman, PE

Other regions
ARCADIS Euroconsult BV
Beaulieustraat 22
P.O Box 441
6800 AK Arnhem
The Netherlands
Phone +31 26 3577111
Fax +31 26 3577577
Director
Drs. Pieter van Stuijvenberg

Geographical distribution

A_The Netherlands
Gross revenue € 288 million
Percentage of total gross revenue 29%
EBITA € 12.5 million
Of total EBITA 22%

B_United States
Gross revenue € 349 million
Percentage of total gross revenue 35%
EBITA € 20.9 million
Of total EBITA 36%

C_Other European countries
Gross revenue € 267 million
Percentage of total gross revenue 27%
EBITA € 18.1 million
Of total EBITA 32%

D_Rest of world
Gross revenue € 97 million
Percentage of total gross revenue 9%
EBITA € 5.8 million
Of total EBITA 10%

Organization structure

ARCADIS NV

The Netherlands	United States	Other European countries	Rest of world

Belgium
ARCADIS	ARCADIS	ARCADIS Gedas	ARCADIS Euroconsult

		Czech Republic	Brazil
PRC		SG-Geotechnika	ARCADI Logos

		France	Chile
		ARCADIS FCI	ARCADIS Geotécnica

Germany
ARCADIS

Poland
ARCADIS Polska

United Kingdom
ARCADIS G&M International

AYH

Annual Report 2005

Publication

Publication:

ARCADIS NV, April 2006

Editing:

Karen Bernhard

Design and layout:

Interbrand Zintzmeyer & Lux B.V., Amsterdam, The Netherlands

Typesetting and DTP:

OCE Business Services, Arnhem, The Netherlands

Photography:

Durvall Bacellar jr., ARCADIS, Brazil
Reinier Gerritsen, The Netherlands
Michel Kievits, The Netherlands
Marco Montalbetti, Chile
John Ripley, United States
Bartek Szewczykowski, Poland

Wim Verheugt, ARCADIS, The Netherlands
John Voermans, The Netherlands
Alex Xia, China

Andreas Zierhut, Germany

Artist impressions:

Luc Williame, Belgium
CIIID, The Netherlands
Arsenal FC / Miller Hare

Lithography, and printing:

Lecturis, Eindhoven, The Netherlands

Edition:

21,000 copies

This Annual Report is printed on:

150 grs Eurobulk

Glossary

AAC_ARCADIS Audit Committee.

Advanced Management Program_Internal training program for ARCADIS managers.

Organic growth_The development of our results adjusted for acquisitions, divestments and currency effects.

Gross Revenue_Total of billed activities added with value of current activities in accordance with the percentage-of-completion method.

Billability_At ARCADIS: The number of billable hours, related to the number of available working hours minus holidays and sick leave.

Carbon Credits_Credits that are a result of diminishing CO2 emissions under the recently ratified Kyoto protocol. Since recently, it is possible to trade in carbon credits.

DBFO_Design Build Finance and Operate: projects in which ARCADIS is entirely responsible (often in cooperation with partners) for design, realization, finance and operations.

Defined Benefit_in relation to pensions, system whereby the value of the distribution from the pension fund to its participants is fixed.

Defined Contribution_in relation to pensions, system whereby the value of the contribution to the pension fund made by the company is fixed.

EBITA_Indication of results: Earnings Before Interest, Tax and Amortization.

Facility management_Company activity: The management of buildings, grounds and infrastructure of our clients’ locations, including services like catering, security and purchasing utilities like water and electricity.

General Business Principles_A set of working ethics for our employees.

Goodwill_The sum that is paid above the fair value when acquiring a company.

GRiP®_Guaranteed Remediation Program: form of environmental services whereby ARCADIS takes responsibility for possible risks with remediation projects.

IFRS_International Financial Reporting Standards International valuation principles for financial reporting.

Impairment test_Test to assess how the net cash value (based on future cash flows) of assets acquired compares to the current book value.

Liquidity providers_In relation to the ARCADIS share: Banks that offer protection from the fluctuations of the stock market are acting as counter part so transactions can always be made and as a consequence of that transaction volumes increase.

Multinational clients_Private sector clients with offices in various countries.

Net income from operations_Net income excluding extraordinary items and excluding amortization of goodwill.

Net revenue_Gross revenue minus third party activities or materials delivered by third parties.

One-firm concept_A uniform services offering across operating companies

One-stop shopping concept_At ARCADIS: to execute as full range of activities as possible for one specific client.

Order intake_The number of new projects for which contracts have been signed.

Peer group_Group of companies that are comparable with ARCADIS both in size and activity.

Percentage-of-completion_Calculation method in which the actual cost in a project is offset against the expected final cost of a project at completion.

Proxy solicitation_Means to provide shareholders the opportunity to vote without being present at the shareholders meeting.

RECLAIMSM_Redevelopment, Closure, Asset and Industrial Management a service in which ARCADIS is responsible for the remediation and redevelopment of a contaminated site.

SAFETEA_Safe, Accountable, Flexible and Efficient Transportation Equity Act: United States draft bill for infrastructure investment.

Sarbanes Oxley Act_American legislation for companies that are listed on American stock exchanges.

SEC Securities and Exchange Commission_United States stock market authority.

Senior Management Committee_ARCADIS senior managers consisting of the Executive Board, the Staff Directors and the CEO’s of major operating companies.

Total shareholder return_Stock price appreciation plus dividend yield

US GAAP_United States Generally Accepted Accounting Principles: American valuation principles for financial reporting.

Webcasting_Broadcast via internet of press-conferences or annalyst meetings

The Olympic Stadium in Berlin. An entirely renovated venue. Exactly the right place for great games. This year, the centerpiece for World Cup Soccer. The finals. An exhilarating game in an exciting setting. Provided by ARCADIS, responsible for engineering all the new features.

www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: April 18, 2006	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chairman Executive Board